ING Life Insurance and Annuity Company
Variable Annuity Account B of ING Life Insurance and Annuity Company

Fixed/Variable Single Premium Immediate Annuity Contract

ING INCOME ANNUITY

April 29, 2011

The Contract. The contract described in this prospectus is a fixed or variable, group or individual immediate annuity contract issued by ING Life Insurance and Annuity Company (the "Company," "we," "us," "our"). It is issued to you, the contract holder as either a nonqualified contract, or a contract that qualifies for special federal income tax treatment under the Internal Revenue Code of 1986, as amended ("Tax Code") or with retirement plans qualifying under Tax Code sections 401 or 457. Contracts sold in New York are not available for 457 plans.

Why Reading this Prospectus is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. The information will help you decide if the contract is right for you. Please read this prospectus carefully.

Investment Options. The contract offers variable investment options and a fixed dollar option. When you purchase the contract, your purchase payment will be applied to the investment options you select. Some investment options may be unavailable through your contract, your plan or in your state.

Variable Income Payments. If you select variable income payments, the amount of your income payments will vary based on the performance of the variable investment options that you select. These options are called subaccounts. The subaccounts are within Variable Annuity Account B ("the separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds") listed on this page. Subaccount performance will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section, in Appendix II – Description of Underlying Funds, and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Getting Additional Information. You may obtain free of charge the April 29, 2011, Statement of Additional Information ("SAI") about the separate account by indicating your request on your application or calling us at 1-800-238-6273. You may also obtain a prospectus or an SAI for any of the funds by calling that number. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, http://www.sec.gov. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-09515. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operation of the Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SAI table of contents is listed on page 40 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Fixed Income Payments. If you select fixed payments, your purchase payment will be applied to the fixed dollar option and your payment amount will not vary. Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed dollar option in Appendix I of this prospectus.

We pay compensation to broker/dealers whose registered representatives sell the contract. See "Other Topics – Contract Distribution," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently available under your contract are:

ING American Funds Growth Portfolio*	ING Oppenheimer Global Portfolio (Initial Class)
ING American Funds International Portfolio*	ING Pioneer Fund Portfolio (Class I)
ING BlackRock Large Cap Growth Portfolio (Class I)	ING Pioneer High Yield Portfolio (Initial Class)
ING Balanced Portfolio, Inc. (Class I)	ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	ING Russell^{TM} Large Cap Index Portfolio (Class I)
ING Global Bond Portfolio (Initial Class)	ING Small Company Portfolio (Class I)
ING Growth and Income Portfolio (Class I)	ING Strategic Allocation Conservative Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)	ING Strategic Allocation Growth Portfolio (Class I)
ING Intermediate Bond Portfolio (Class I)	ING Strategic Allocation Moderate Portfolio (Class I)
ING International Index Portfolio (Class I)	ING Templeton Foreign Equity Portfolio (Initial Class)
ING Large Cap Growth Portfolio (Class I)	ING Thornburg Value Portfolio (Initial Class)
ING Money Market Portfolio (Class I)	ING T. Rowe Price Growth Equity Portfolio (Initial Class)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. Appendix II highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. See Appendix III for all subaccounts and valuation information.

---

* These investment portfolios are designated as "Master-Feeder" Funds. See "Investment Options – Mutual Fund (Fund) Descriptions" for more information about "Master-Feeder" Funds.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Questions:

Contacting the Company. To answer your questions, contact your sales representative or write or call our Customer Service Center at:

> ING
> Attn: Payout Services
> One Orange Way
> Windsor, CT. 06095-4774
> 1-800-238-6273

Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your sales representative or write or call us to learn what information is required for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon requests that are received in good order.

Contract Design:

The contract described in this prospectus is a fixed and/or variable, group or individual immediate annuity contract. It is designed for individuals who would like regular income payments from an annuity contract. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

Who's Who:

Contract Holder (you/your): The person to whom we issue an individually owned contract or the participant under a group contract.

Participant: The individual who participates in a group contract, generally in connection with a retirement plan.

The Company (we, us, our): ING Life Insurance and Annuity Company. We issue the contract.

Contract Rights:

Contract holders hold the rights under the contract. Generally, the contract holder is either an individual to whom we issue an individual contract or a participant under a group contract. For contracts issued in connection with 457 plans, the plan sponsor is the contract holder and holds the rights under the contract. Section 457 plan sponsors may allow their participants to exercise certain limited contract rights. For example, the section 457 plan sponsor has the right to make investment selections, but may permit their individual participants to exercise that right.

The Contract and Retirement Plans:

We may offer this contract to employees or other individuals in connection with a retirement plan.

Plan Type. We refer to a retirement plan by the Tax Code section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code section 457. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401, 408(b) or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits such (as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase or Participation."

Contract Facts:

Income Payment Options. You may select from a number of features for your payments including but not limited to: duration, number of payees, payments to beneficiaries, guaranteed minimum payment amount, and variable or fixed payments. Some features require payment of additional fees. See "Income Payments."

Free Look/Right to Cancel. You may cancel the contract no later than ten days of receipt (some states require more than ten days). Participants in 401 plans may cancel their participation in the contract no later than ten days after they receive evidence of participation in the contract. See "Right to Cancel."

Death Benefit. If any guaranteed income payments remain to be paid at the time of the death of the annuitant or both annuitants, if applicable, they may be paid to your beneficiary. See "Death Benefit."

Withdrawals. Some income payment options allow you to withdraw a portion or all of any remaining guaranteed payments. An early withdrawal charge may apply. See "Withdrawals."

Fees. Certain fees associated with the contract will reduce income payments. See "Fee Table" and "Fees."

Taxation. The Tax Code has certain rules that apply to amounts distributed under the contract. Tax penalties may apply if rules are not followed. See "Federal Tax Considerations."

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options.

The tables and examples in this section show the fees that may affect the amount of variable income payments. For fees applicable to fixed income payments, see Appendix I. See "Fees" for additional information. The fees shown below do not reflect any premium tax that may apply.

Maximum Transaction Fees

Early Withdrawal Charge
(As a percentage of the present value of remaining guaranteed income payments withdrawn)[1]

Maximum Early Withdrawal Charge Schedule*	
Number of Years from Contract Effective Date**	**Early Withdrawal Charge**
Fewer than 1	7%
1 or more but fewer than 2	6%
2 or more but fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

*   Not all contracts permit withdrawals. Under certain contracts withdrawals are not allowed during the first year. See "Withdrawals."

** For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

Maximum Fees Deducted from the Subaccounts

(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

For Contracts Without the Guaranteed Minimum Income Feature:

Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.00% - 0.25%[2]
Total Separate Account Expenses	1.25% - 1.50%

For Contracts With the Guaranteed Minimum Income Feature:

Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.00% - 0.25%[2]
Guaranteed Minimum Income Feature	1.00%[3]
Total Separate Account Expenses	2.25% - 2.50%

(1) Although the maximum early withdrawal charge is 7% of the remaining guaranteed income payments withdrawn, the total early withdrawal charge deducted will not exceed 8.5% of your purchase payment to the contract. See "Fees-Early Withdrawal Charge."

(2) We currently do not impose an administrative expense charge; however, we reserve the right to impose this charge for new contracts and to deduct a daily charge from the subaccounts equivalent to not more than 0.25% annually.

(3) This charge terminates after five years if the Five Year Guaranteed Minimum Income Feature is elected. Otherwise, it will continue for the life of the contract.

Fees Deducted by the Funds

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the Trust or Fund's most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees [1], and other expenses):	0.34%	1.31%

[1] The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. These fees are for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Fees –Fund Fees" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Fees – Fund Fees" for more information.

How Fees are Deducted. Fund fees are not deducted directly from your income payments. When a subaccount purchases shares of a fund, the fees are reflected in that purchase price, so income payments based on investments in that subaccount will be impacted indirectly by the fund fees.

Example (For contracts *without* the guaranteed minimum income feature)

This example is intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses. The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the contracts and of any of the Trusts or Funds.

For the purpose of these examples, we deducted total annual fund expenses and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually and an administrative expense charge of 0.25% annually) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15-year period with a 3½% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:			
1 year	3 years	5 years	10 years
$981	$1,462	$1,968	$3,104
2) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):			
1 year	3 years	5 years	10 years
$281	$862	$1,468	$3,104

Example (For contracts *with* the lifetime guaranteed minimum income feature)

This example is intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses. The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the contracts and of any of the Trusts or Funds.

For the purpose of these examples, we deducted total annual fund expenses and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually) and assume you are a 65 year old male and have selected the "life income – guaranteed payments" income payment option with payments guaranteed for 15 years and a 3½% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:			
1 year	3 years	5 years	10 years
$1,081	$1,757	$2,451	$4,021
2) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):			
1 year	3 years	5 years	10 years
$381	$1,157	$1,951	$4,021

Example (For contracts *with* the five year guaranteed minimum income feature)

This example is intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses. The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the contracts and of any of the Trusts or Funds.

For the purpose of these examples, we deducted total annual fund expenses and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15 year period with a 3½% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:			
1 year	3 years	5 years	10 years
$1,081	$1,757	$2,451	$3,508
2) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):			
1 year	3 years	5 years	10 years
$381	$1,157	$1,951	$3,508

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix III of this prospectus, we provide condensed financial information about the Variable Annuity Account B (the Separate Account) subaccounts you may invest in through the contract. The numbers show the year-end unit values of the subaccounts from the time purchase payments were first received in the subaccounts under the contract.

PURCHASE

Contracts Available for Purchase. The contract is designed for persons who would like to receive regular income payments from an annuity contract. It is available as either a nonqualified contract, or as a qualified contract for use with a traditional IRA under section 408(b) of the Tax Code or with retirement plans qualifying under Tax Code sections 401 or 457. Contracts sold in New York are not available for 457 plans. Availability as a group contract is subject to state approval. We reserve the right to limit purchase of an individual contract to natural persons.

ERISA Notification. We must be notified by the employer or plan trustee if the contract is offered in connection with a 401 plan that is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Factors to Consider in the Purchase Decision. You should discuss your decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur.

How to Purchase. You may purchase the contract by submitting your purchase payment and the required application or enrollment forms to us.

Purchase Payment Amount. To purchase a contract you must make one payment of at least $10,000. After your initial payment, no additional purchase payments may be made. We reserve the right to lower the required minimum payment, to establish a maximum payment amount and to reject any payment exceeding the maximum.

Acceptance or Rejection. We must accept or reject your application or enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payment for five business days pending completion. In all cases, we may hold a purchase payment for longer periods with your permission and if we deposit the payment in the ING VP Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject your application or enrollment, we will return the forms and any purchase payment.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler’s cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Age Requirements. The maximum issue age is between 75 and 95 at the time of application, depending upon the income payment option and features selected. We reserve the right to modify the maximum issue age. The contract may not be available to all issue ages through all broker-dealers.

Allocation of Your Purchase Payment to the Investment Options. We will allocate your purchase payment, less any applicable premium taxes, among the investment options you select. You may select up to four of the available variable investment options at any one time. You may also select the fixed dollar option and allocate all or a portion of your purchase payment to the general account. See “Investment Options” and “Appendix II – Description of Underlying Funds.” Allocations must be in whole percentages. Any purchase payment received before we accept the application or enrollment materials will be invested as of the day we do accept them.

State Variations
Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the contract, so please see your contract, any endorsements and riders for the details.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it, or the document showing your participation under a group contract, to our Customer Service Center along with a written notice of cancellation. For contracts issued in connection with 457 plans, the contract holder may follow these procedures on behalf of the participant. Your free look rights depend on the laws of the state in which you purchase the contract.

Refunds. On the day we receive the request for cancellation in good order, we will calculate your contract value. Your refund will equal that value and will reflect deduction of any income payments made. This amount may be more or less than your purchase payment. In certain states (or if you have purchased the contract as an IRA), we may be required to return your entire purchase payment. We will issue your refund within seven days of our receipt of your request in good order.

INCOME PAYMENTS

Under the contract, we will make regular income payments to you or to a payee you designate in writing.

Initiating Payments. To initiate income payments, you must make the following selections on your application or enrollment form:

- Payment start date;

- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

- Income payment option and any special features, such as a right to withdraw or a Guaranteed Minimum Income Feature;

- Fixed, variable or a combination of both fixed and variable payments;

- The subaccounts to allocate your purchase payment among (only if variable payments are elected); and

- An assumed annual net return rate (only if variable payments are elected).

Your sales representative can help you consider what selections may be appropriate for your financial goals. Generally, your selections may not be changed after the contract is issued. Some changes, such as transfers among subaccounts, may be allowed. Payments need to conform to required minimum distributions if applicable. See "Federal Tax Considerations."

What Affects Income Payment Amounts?. Some of the factors that may affect the amount of your income payments include your age, gender, the amount of your purchase payment, the income payment option selected, the number of guaranteed income payments selected (if any), whether you select fixed, variable or a combination of both fixed and variable payments, and, for variable payments, the assumed annual net return rate selected.

Payment Due Dates. You will generally receive your first income payment on the last day of the selected payment period. For example, if you elect to receive one payment a year, we will make the payment on the day before the anniversary of the contract effective date. An alternative first payment date may be elected subject to our approval and in compliance with IRS regulations.

Minimum Payment Amounts. For all payment options, the initial income payment must be at least $50 per month, or total yearly payments of at least $250.

Assumed Annual Net Return Rate. If you select variable income payments we will apply an assumed annual net return rate of 3 1/2%. We reserve the right to also offer an assumed annual net return rate of 5%, in which case, you must select an assumed annual net return rate of either 5% or 3 1/2%. If you do not select an assumed annual net return rate, the default will be a 3 1/2% annual net return rate. **Currently, we are only offering an assumed annual net return rate of 3 1/2%.**

For contracts issued with an assumed annual net return rate of 5%, your first income payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

For contracts issued with an assumed annual net return rate of 3 1/2%, your first income payment will be lower, but subsequent payments will increase more rapidly and decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed annual net return rate, call us for a copy of the SAI. See "Contract Overview - Questions: Contacting the Company."

Guaranteed Minimum Income Features

<u>Lifetime Guaranteed Minimum Income Feature</u>. This feature is unavailable under contracts issued on or after May 1, 2001. If you selected this feature, we guarantee that your variable payment will never be less than the guaranteed minimum payment amount shown in your contract. The guaranteed minimum payment amount equals 90% of your estimated initial payment.

Estimated Initial Payment Amount. On the date we issued your contract we estimated the amount of your initial payment based on the value of the annuity units your payment purchased on that date. See "Calculating Variable Income Payments – Annuity Units." Your guaranteed minimum payment amount equals 90% of this estimated amount. This feature required that you select at issue:

- A lifetime payment option

- 100% variable payments

- ING Index Plus LargeCap Portfolio as the only subaccount into which your purchase payment is allocated

- 3.5% assumed annual net return rate

In addition to other contract charges, if you selected this feature the guaranteed minimum income charge will apply for the life of the contract. See "Fees." There is no right to withdraw and no right to transfer if you selected this feature.

<u>Five Year Guaranteed Minimum Income Feature</u>. This feature is available only under contracts issued on or after May 1, 2001. If you select this feature, we guarantee that during the first five contract years your variable payment will never be less than the guaranteed minimum payment amount shown in your contract. The guaranteed minimum payment amount equals 90% of your estimated initial payment.

Estimated Initial Payment Amount. On the date we issue your contract we estimate the amount of your initial payment based on the value of the annuity units your payment purchase on that date. See "Calculating Variable Income Payments – Annuity Units." Your guaranteed minimum payment amount equals 90% of this estimated amount.

This feature requires that you select at issue:

- A lifetime payment option or a nonlifetime payment option of 15 years or more

- The ability to make withdrawals

- 100% variable payments

- Funds from the following list:

    ING Oppenheimer Strategic Income Portfolio
    ING Balanced Portfolio
    ING Growth and Income Portfolio
    ING Pioneer High Yield Bond Portfolio
    ING Index Plus LargeCap Portfolio
    ING Intermediate Bond Portfolio
    ING Money Market Portfolio
    ING Strategic Allocation Conservative Portfolio
    ING Strategic Allocation Growth Portfolio
    ING Strategic Allocation Moderate Portfolio

- If you select this feature you may transfer only between these available funds

- 3.5% assumed annual net return rate

- Certain age restrictions may also apply

If you select this feature, any withdrawal during the first five contract years will result in a proportionate reduction in your guaranteed minimum payment amount.

In addition to other contract charges, if you select this feature, the guaranteed minimum income charge will apply for the first five contract years. See "Fees."

Start Date. The contract is designed to be viewed as an immediate annuity contract under the Tax Code. For nonqualified contracts you may elect to delay your income payment start date for up to 12 months following purchase of the contract. See "Federal Tax Considerations" for rules applicable where death occurs before the annuity starting date under a nonqualified annuity. Consult a tax adviser before electing a delay. Annuity payments under a qualified contract must meet the required beginning date applicable to your qualified plan.

Taxation. The Tax Code has rules regarding income payments. For example, for qualified contracts, guaranteed payments may not extend beyond (a) the estimated life expectancy of the annuitant or (b) the joint life expectancies of the annuitant and beneficiary. Payments must comply with the required minimum distributions requirements of Tax Code section 401(a)(9). In some cases tax penalties will apply if rules are not followed. For tax rules that may apply to the contract see "Federal Tax Considerations."

Payment Options

The following table lists the income payment options and their accompanying death benefits and rights to withdraw. See "Death Benefit," "Withdrawals," and "Appendix I − Fixed Dollar Option" for additional detail. We may offer additional income payment options under the contract from time to time.

Lifetime Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that no payment will be made if the annuitant dies prior to the first payment's due date. **Death Benefit – None:** All payments end upon the annuitant's death. **Right to Withdraw – None.**
Life Income – Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5–50 years (or other periods we may make available at the time you select this option). **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, payments will continue to the beneficiary. **Right to Withdraw:** At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals").
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that no payment will be made if both the annuitant and joint annuitant die before the first payment's due date. **Continuing Payments:** When you select this option you will also choose either: (a) Full or reduced payments to continue to the surviving annuitant after the first annuitant's death; or (b) 100% of the payment to continue to the annuitant on the joint annuitant's death, and a reduced payment to continue to the joint annuitant on the annuitant's death. In either case, payments cease upon the death of the surviving annuitant. Any reduction in payment will result in a corresponding reduction to the amount of the guaranteed minimum income payment, if applicable. **Death Benefit – None:** All payments end upon the death of both annuitants. **Right to Withdraw – None.**
Life Income – Two Lives – Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5–50 years (or other periods we may make available at the time you select this option.) **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first annuitant's death. **Death Benefit – Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, payments will continue to the beneficiary. **Right to Withdraw:** At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals").
Nonlifetime Payment Option	
Nonlifetime – Guaranteed Payments*	**Length of Payments:** Payments will continue for your choice of 5–50 years (or other periods we may make available at the time you select this option). **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, payments will continue to the beneficiary. **Right to Withdraw:** (a) If you are receiving variable income payments you may withdraw all or a portion of any remaining guaranteed payments at any time. (b) If you elect to receive fixed income payments at the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals").

*   For Qualified Accounts, Guaranteed Period Payments may not extend beyond the shorter of your life expectancy or until your age 100.

Right to Change Guaranteed Payment Period

If you are receiving payments under a nonlifetime payment option with withdrawal rights elected at issue, you may shorten or lengthen the period for which the guaranteed payments will be made or change to a lifetime payment option, subject to the following:

    (a) You may make the change on any contract anniversary beginning on the second contract anniversary;

    (b) Any change request must be in writing and received by us in good order within 30 days prior to the contract anniversary;

    (c) A guaranteed payment period may be shortened to a period not less than 10 years from the contract effective date;

    (d) For nonqualified contracts, a guaranteed payment period may be lengthened to a period not greater than 50 years from the contract effective date or age 100, whichever is earlier;

    (e) For qualified contracts, a guaranteed payment period may not extend beyond your life expectancy or age 100, whichever is earlier;

    (f) The withdrawal value on the contract anniversary of the change will be used to determine the amount of the new annuity payments. See "Withdrawals – Withdrawal Value;" and

    (g) We will terminate your withdrawal rights if a life annuity option is chosen.

For variable payments, the right to change a payment period is available on contracts issued on or after October 1, 2000. For fixed payments, the right to change a payment period is available on contracts issued on or after May 1, 2001. The right to change a payment period may not be available in all states. Certain other conditions and restrictions may apply.

A change to a lifetime payment option and any change in the guaranteed payment period may have an impact on the amount of each payment and the amount of each payment that is taxable. For advice about how any such change will affect your taxes, consult your tax adviser.

CALCULATING VARIABLE INCOME PAYMENTS

The amount of any variable income payment is determined by multiplying the number of annuity units that you hold by an annuity unit value (AUV) for each unit.

Annuity Units. When you select variable income payments, your initial purchase payment purchases annuity units of the Variable Annuity Account B subaccounts corresponding to the funds you select. The number of units purchased is based on your purchase payment amount and the value of each unit on the day the purchase payment is invested. Generally, the number of units will not vary over the life of the contract, but the value of each unit will vary daily based on the performance of the underlying fund and deduction of fees. Some events may result in a change in the number of units, including withdrawals, death of an annuitant if a reduction in payment to a surviving annuitant was selected, transfers among subaccounts, or a change in a guaranteed payment period. While the number of units may change if you transfer among subaccounts or make a change in a guaranteed payment period, the current value of your contract will not change as a result of either of these events.

Annuity Unit Value (AUV). The value of each annuity unit in a subaccount is called the annuity unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects daily deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge (if any) and the guaranteed minimum income charge (if applicable). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the net return factor of the subaccount, and by a factor to reflect the assumed annual net return rate. The net return factor measures the investment performance of the subaccount from one valuation to the next. The assumed annual net return rate will be either 3½% or 5% as you selected.

Current AUV = Prior AUV x Net Return Factor x
Assumed Annual Net Return Rate Factor

Net Return Factor. The net return factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net return rate.

The net return rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus

- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

- The total value of the subaccount's units at the preceding valuation; minus

- A daily deduction for the mortality and expense risk charge, the administrative expense charge (if any) and the guaranteed minimum income charge (if applicable). See "Fees."

The net return rate may be either positive or negative.

INVESTMENT OPTIONS

When you purchase the contract, your purchase payment (less any applicable premium tax) will be applied to the investment options you select. If you select variable investment options, you will receive variable income payments. If you select the fixed dollar option, you will receive fixed income payments. If you select one or more variable investment options and the fixed dollar option, a portion of your payment will vary and a portion will remain fixed.

Variable Income Payments. If you select variable income payments, the amount of your income payments will vary based on the performance of the variable investment options that you select. These options are called subaccounts. The subaccounts are within Variable Annuity Account B ("the separate account"), a separate account of the Company. Each subaccount invests in a specific mutual fund (fund). You do not invest directly in or hold shares of the funds.

Mutual Fund (Fund) Descriptions. We provide brief descriptions of the funds in Appendix II. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and telephone number listed in "Contract Overview—Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds are designated as "Master-Feeder" Funds. Funds offered in a Master-Feeder structure (such as the American Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Fixed Income Payments. If you select fixed payments, your purchase payment will be applied to the fixed dollar option and the amount of your payments will not vary. Except where noted, this prospectus describes only the variable investment options. The fixed dollar option is described in Appendix I.

Number of Options You May Select. You may select up to eighteen subaccounts and/or the fixed dollar option at any one time.

Selecting Investment Options

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

- **Be informed.** Read this prospectus, the fund prospectuses and the Fixed Dollar Option appendix in this prospectus.

Additional Risks of Investing in the Funds (*Mixed and Shared Funding*)

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

- Shared funding – bought by more than one company.

- Mixed funding – bought for annuities and life insurance.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

Limits on Availability of Options. Some funds may be unavailable through your contract or plan or in some states. We may add, withdraw or substitute funds, subject to the conditions in your contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Transfers Among Variable Investment Options. You may transfer amounts among the available subaccounts. The Company reserves the right to limit such transfers to 12 in any calendar year and to establish a minimum transfer amount. Transfers are not allowed into or out of the fixed dollar option.

Transfer Requests. Requests may be made, after the contract is issued, in writing, by telephone or, where applicable, electronically.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;

- Forced and unplanned portfolio turnover;

- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or

- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or

- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);

- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;

- Purchases and sales of fund shares in the amount of $5,000 or less;

- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and

- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit. (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. Please be advised that the risk of a fraudulent transaction is increased with telephone or electronic transaction (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

FEES

The following repeats and adds to information provided under "Fee Table." Please review both sections for information on fees.

Transaction Fee

Early Withdrawal Charge
Withdrawals of all or a portion of the present value of remaining guaranteed income payments may be subject to an early withdrawal charge. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. Not all contracts permit withdrawals. See "Withdrawals."

Amount: The charge is a percentage of the present value of any remaining guaranteed payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract. Although the maximum early withdrawal charge is 7% of the remaining guaranteed payments withdrawn, the total early withdrawal charge will never be more than 8½% of your purchase payment to the contract.

Early Withdrawal Charge Schedules

Schedule A: Subject to state approval, Schedule A applies to contracts issued on or after May 3, 1999.

Schedule A	
Number of Years from Contract Effective Date*	**Early Withdrawal Charge**
Fewer than 1**	7%
1 or more but fewer than 2	6%
2 or more but fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Schedule B: Schedule B applies to contracts issued prior to May 3, 1999. It also applies to contracts issued on or after May 3, 1999 in states where Schedule A is not approved as of the contract effective date.

Schedule B	
Number of Years from Contract Effective Date*	**Early Withdrawal Charge**
Fewer than 1**	5%
1 or more, but fewer than 2	5%
2 or more, but fewer than 3	4%
3 or more, but fewer than 4	4%
4 or more, but fewer than 5	3%
5 or more, but fewer than 6	2%
6 or more, but fewer than 7	1%
7 or more	0%

*   For participants under a group contract, the early withdrawal charge will be calculated based on the number of years from the certificate effective date.
**   Certain contracts do not allow withdrawals during the first contract year.

When/How. At the time of withdrawal we deduct this charge from the amount withdrawn.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Fees Deducted from Investments in the Separate Account

Mortality and Expense Risk Charge

Maximum Amount: 1.25% annually of values invested in the subaccounts.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.

- The mortality risks are those risks associated with our promise to make lifetime income payments based on annuity rates specified in the contract.

- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this charge.

Administrative Expense Charge
Maximum Amount: We currently do not charge an administrative expense charge. We reserve, however, the right to charge up to 0.25% annually of values invested in the subaccounts.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select.

Purpose. This charge helps defray our administrative expenses. This charge is not intended to exceed the average expected cost of administering the contract. We do not expect to earn a profit from this charge.

Guaranteed Minimum Income Charge

This additional charge is assessed only if you select one of the guaranteed minimum income features.

Maximum Amount: 1.00% annually of values invested in the subaccounts.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. If the Lifetime Guaranteed Minimum Income Feature is selected, this charge will be assessed for the life of the contract. If the Five Year Guaranteed Minimum Income Feature is selected, this charge will be assessed only during the first five contract years.

Purpose. This charge compensates us for the additional mortality and expense risks we assume by guaranteeing minimum income payments. For additional information regarding those risks, see "Mortality and Expense Risk Charge—Purpose" above.

Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administration expenses, we may reduce or eliminate the early withdrawal charge or mortality and expense risk charge. Our decision to reduce or eliminate either of these charges will be based on one or more of the following:

- The size and type of group of individuals to whom the contract is issued;

- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of its affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates, or transferring amounts held under qualified plans sponsored by the Company or an affiliate; or

- The type and frequency of administrative and sales services to be provided.

The reduction or elimination of any of these charges will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these charges may be subject to state approval.

Fund Fees

As shown in the fund prospectuses and described in the "Fee Table – Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds.

The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;

- Service fees;

- For certain share classes, compensation paid from 12b-1 fees; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenues received by the company or its affiliates from unaffiliated funds may be deduced from fund assets and may include:

- Service fees;

- For certain share classes, compensation paid from 12b-1 fees; and

- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

No unaffiliated funds are currently offered through the contract.

Certain funds are designated as "Master-Feeder" Funds. Funds offered in a Master-Feeder structure (such as the ING American Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. The "Master Feeder" funds available under the contract are identified in the list of investment portfolios in the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Topics – Contract Distribution."

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. Our current practice is to reflect the cost of premium taxes in our income payment rates. We reserve the right, however, to deduct a charge for premium taxes from your purchase payment on the contract effective date. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Federal Tax Considerations."

DEATH BENEFIT

The following describes the death benefit applicable to variable income payments. These are also outlined under "Income Payments—Payment Options." For information on the death benefit applicable to the fixed dollar option, refer to Appendix I.

See "Income Payments" for a definition of annuitant and beneficiary as used in this section.

Payment of Death Benefit. Upon the death of the annuitant and any surviving joint annuitant, if applicable, a death benefit may be payable if your contract is issued under any of the following income payment options:

1. Life Income − Guaranteed Payments;

2. Life Income − Two Lives — Guaranteed Payments; or

3. Nonlifetime − Guaranteed Payments.

Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See "Federal Tax Considerations" for rules where you have elected to delay your payment start date under a nonqualified annuity and you die before the income payment start date. Under payment options 1 and 2 above, a lump-sum payment of the present value of any death benefit may be requested within six months following the date of death. A lump-sum payment may be requested at any time (even after the six month period) if you had elected the right to withdraw. Under payment option 3 above, a lump-sum payment of the present value of any death benefit may be requested at any time. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven days following our receipt of your request in good order.

Calculation of Lump-Sum Payment of the Death Benefit. The value of the lump-sum payment of the death benefit will equal the present value of any remaining guaranteed income payments, calculated using the same rate we used to calculate the income payments (i.e., the 3½% or 5% assumed annual net return rate used for variable payments). We will calculate this value on the next valuation date following our receipt of proof of death acceptable to us and payment request in good order. Such value will reflect any payments made after the date of death. See "Appendix I − Fixed Dollar Option" for information on calculation of a lump-sum payment of the death benefit applicable to the fixed dollar option.

Who Receives Death Benefit Proceeds? The beneficiary is the person entitled to receive any death benefit proceeds. We will pay any death benefit proceeds based on the last written beneficiary designation on file at our Customer Service Center as of the date of death.

Changes in Beneficiary Designations. The designated beneficiary may be changed at any time during the lifetime of the annuitant and the joint annuitant (if applicable). Such change must be submitted to us in writing, and except for contracts issued in New York, will become effective as of the date written notice of the change is received and recorded by us. For contracts issued in New York, the change will become effective as of the date the notice is signed. However, our obligation to pay death benefits will be fully discharged upon payment to the beneficiary named in the written notice of beneficiary designation that we last received as of the date of such payment.

Some restrictions may apply to beneficiary changes under qualified contracts.

WITHDRAWALS

Withdrawals of Variable Income Payments

You may make partial or full withdrawals of the present value of any remaining guaranteed variable income payments if you are receiving payments under either one of the following:

- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval).

- The nonlifetime payment option.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50. If you selected the Lifetime Guaranteed Minimum Income Feature, you may not make any withdrawals.

Withdrawals of Fixed Income Payments
(For additional details see "Appendix I – Fixed Dollar Option.")

You may make partial or full withdrawals of the present value of any remaining fixed income payments if you are receiving payments under either one of the following:

- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval).

- The nonlifetime payment option and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50.

Withdrawal Value

Variable Income Payments. For any withdrawal of remaining variable guaranteed income payments, the amount available for withdrawal is equal to the present value of any remaining guaranteed variable payments (less any applicable early withdrawal charge) calculated using the same rate we used to calculate the income payments (i.e., the 3½% or 5% assumed annual net return rate stated in your contract). Withdrawal values are determined as of the valuation date following our receipt of your written request in good order at our Customer Service Center.

Fixed Income Payments. See "Appendix I – Fixed Dollar Option" for details regarding the withdrawal value of fixed payments.

Early Withdrawal Charge

Withdrawals may be subject to an early withdrawal charge as described in "Fees – Early Withdrawal Charge."

Reduction of Remaining Payments

Any withdrawal will result in a proportionate reduction of any remaining guaranteed payments and any applicable guaranteed minimum payment amount. Additionally, the withdrawal amount will be taken from the subaccounts proportionately, unless you designate otherwise. For lifetime income payment options, any payments to be made beyond the guaranteed payment period will be unaffected by any withdrawals.

FEDERAL TAX CONSIDERATIONS

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified

The contract described in this prospectus may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums

You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution

Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The non-qualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010 which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Pending the issuance of clarifying guidance, the application of this law change is unclear. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed by August 31, 2015. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on annuity payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of contracts to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a QDRO; or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Tax Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Tax Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Tax Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Tax Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code Section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

- Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed to the designated beneficiary by December 31, 2015. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code Section 414(p); or
- The Company as collateral for a loan.

Tax Consequences of Guaranteed Minimum Income Feature

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Guaranteed Minimum Income Feature could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit as withdrawals rather than annuity payments. Please consult your tax adviser before electing a partial annuitization.

Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor. In certain states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of the Company
We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

OTHER TOPICS

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas Law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of separate account under the federal securities laws.

The separate account is divided into subaccounts. These subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company. All guarantees and benefits provided under the contracts are subject to the claims paying ability of the Company and our general account.

The Company

We issue the contract described in this prospectus and are responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts are subject to the claims paying ability of the Company and our general account.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Although we are a subsidiary of ING, ING is not responsible for the obligations under the contract. The obligations under the contract are solely the responsibility of ING Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:


One Orange Way
Windsor, Connecticut 06095-4774


Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Product Regulation

Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.). Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Contract Distribution

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 0% to a maximum of 7.0% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and asset-based service fees may also be paid. In addition, we may also pay ongoing annual compensation of up to 1.0% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7.0% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2010, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

1)	LPL Financial Corporation	14)	Cadaret, Grant & Co., Inc.
2)	Symetra Investment Services, Inc.	15)	Financial Telesis Inc./Jhw Financial Services Inc.
3)	ING Financial Partners, Inc.	16)	Lincoln Investment Planning, Inc.
4)	American Portfolios Financial Services, Inc.	17)	Wells Fargo & Company
5)	NIA Securities, L.L.C.	18)	Multi-Financial Securities Corporation
6)	Morgan Stanley Smith Barney LLC	19)	M Holdings Securities, Inc.
7)	SagePoint Financial, Inc.	20)	NRP Financial, Inc.
8)	Valor Insurance Agency, Inc.	21)	UVEST Financial Securities Group, Inc.
9)	Lincoln Financial Group	22)	Securities America, Inc.
10)	Financial Network Investment Corporation	23)	National Planning Corporation
11)	Walnut Street Securities, Inc.®	24)	Royal Alliance Associates, Inc.
12)	NFP Securities, Inc.	25)	Woodbury Financial Services, Inc.
13)	Morgan Keegan and Company, Inc.		

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

- On any valuation date when the NYSE is closed (except customary holidays or weekends) or when trading on the NYSE is restricted;

- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to determine the value of the subaccount's assets; or

- During any other periods the SEC permits for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts. The number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 day's written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership

Ownership of the contract may be changed to the extent permitted by law. You should immediately notify the Company, in writing, of any change in ownership. No such ownership change will be binding until such notification is received and recorded at our Customer Service Center. We reserve the right to reject transfer of ownership to a non-natural person. A transfer of ownership may have tax consequences and you should consult with a qualified tax adviser before transferring ownership of the contract.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits, arbitration that generally arise from the normal conduct of business. Some of theses suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information ("SAI") contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Experts
Financial Statements of the Separate Account
Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview—Questions: Contacting the Company."

Fixed Dollar Option

The following summarizes material information concerning the fixed dollar option. You may choose to allocate all or a portion of your purchase payment to the fixed dollar option. If you choose the fixed dollar option, your income payments will generally remain fixed as specified in your contract over the term of the contract. Your fixed payment may vary due to factors including your selection of an increasing annuity or your election and use of a right to withdraw. In certain cases, you may elect a right to withdraw any remaining guaranteed payments (see "Withdrawals" in this appendix). Amounts allocated to the fixed dollar option are held in the Company's general account that supports general insurance and annuity obligations.

Interests in the fixed dollar option have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the fixed dollar option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this appendix regarding the fixed dollar option has not been reviewed by the SEC.

Payment Options

All of the payment options described under "Income Payments" in this prospectus are available for the fixed dollar option. If you allocate all of your purchase payment to the fixed dollar option, you may also elect one of the following features in connection with your fixed income payments:

(a) **A Cash Refund Feature.** (Only available if you select 100% fixed payments.) With this feature, if the annuitant or both annuitants (as applicable) die, then the beneficiary will receive a lump-sum payment equal to the purchase payment allocated to the fixed dollar option less any premium tax and less the total amount of fixed income payments paid prior to such death. The cash refund feature may be elected only with a "life income" or "life income-two lives" payment option that has no reduction in payment to the survivor, see "Income Payments—Payment Options." You may not elect a right to withdraw or elect an increasing annuity with this feature.

(b) **An Increasing Annuity.** (Only available if you select 100% fixed payments.) With this feature you may elect for your payments to increase by either one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be. This is available with any payment option, except for those with a reduction in payment to the survivor, see "Income Payments – Payment Options." You may not elect a right to withdraw or elect the cash refund feature with an increasing annuity. This feature is not available under contracts purchased in conjunction with Section 457 deferred compensation plans.

Fixed Income Payment Amounts

The amount of each payment depends upon (1) the purchase payment that you allocate to the fixed dollar option, less any premium tax, and (2) the payment option and features chosen.

Withdrawals

Withdrawal Value – Lifetime Payment Options. If you select a lifetime payment option with guaranteed payments and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the contract rate adjusted by the change in the constant maturity ten year Treasury note rate from your contract effective date to the date we calculate the withdrawal value. Any applicable early withdrawal charge will be deducted.

Withdrawal Value − Nonlifetime Payment Options. If you select a nonlifetime payment option and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the adjusted contract rate. The calculation is presented below. Any applicable early withdrawal charge will be deducted.

The adjusted contract rate equals (Rate of Return) + WY - IY, where:

Rate of Return is the fixed annuity present value interest rate shown in your contract
WY is the withdrawal yield
IY is the issue yield

WY is determined as follows:

(1) WY is the average of the yields, as published in the Wall Street Journal on the Friday before the date of the withdrawal, of non-callable, non-inflation adjusted Treasury Notes or Bonds maturing on or closest to the withdrawal duration date.

(2) The withdrawal duration date is the date (month and year) obtained when the withdrawal duration is added to the date of the withdrawal.

(3) Withdrawal duration equals 1 plus the number of whole years from the date of the withdrawal until the final guaranteed payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.

IY is determined as follows:

(1) IY is the average of the yields, as published in the Wall Street Journal on the Friday before the later of the contract effective date or the benefit change date shown in your contract, of non-callable, non-inflation adjusted Treasury Notes or Bonds maturing on or closest to the issue duration date.

(2) The issue duration date (month and year) is obtained when the issue duration is added to the later of the contract effective date or the benefit change date.

(3) Issue duration equals 1 plus the number of whole years from the later of the contract effective date or the benefit change date until the final payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.

(4) Benefit change date is the date of the most recent change, if any, of the guaranteed payment period.

Early Withdrawal Charge
Withdrawals may be subject to an early withdrawal charge. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract:

Schedule A: Subject to state approval, Schedule A applies to contracts issued on or after May 3, 1999.

Schedule A	
Number of Years from Contract Effective Date*	**Early Withdrawal Charge**
	6%
1 or more, but fewer than 2	5%
2 or more, but fewer than 3	4%
3 or more, but fewer than 4	3%
4 or more, but fewer than 5	2%
5 or more, but fewer than 6	1%
6 or more, but fewer than 7	0%
7 or more	

Schedule B: Applies to contracts issued prior to May 3, 1999. It also applies to contracts issued on or after May 3, 1999 in states where Schedule A is not approved as of the contract effective date.

Schedule B	
Number of Years from Contract Effective Date*	**Early Withdrawal Charge**
	5%
1 or more, but fewer than 2	4%
2 or more, but fewer than 3	4%
3 or more, but fewer than 4	3%
4 or more, but fewer than 5	2%
5 or more, but fewer than 6	1%
6 or more, but fewer than 7	0%
7 or more	

* For participants under a group contract, the early withdrawal charge will be calculated based on the number of years from the certificate effective date.

The early withdrawal charge, in effect, is a deferred sales charge imposed to reimburse the Company for unrecovered acquisition and distribution costs.

Reduction or Elimination of the Early Withdrawal Charge. We may reduce or eliminate the early withdrawal charge when sales of the contract are made to individuals or a group of individuals in such a manner that results in savings of sales expenses. The entitlement to such a reduction in the early withdrawal charge will be based on one or more of the following criteria:

(a) The size and type of group of individuals to whom the contract is offered;

(b) The type and frequency of administrative and sales services to be provided; or

(c) Whether there is a prior or existing relationship with the Company such as being an employee or former employee of the Company or one of its affiliate; receiving distributions or making internal transfers from other contracts issued by the Company or one of its affiliates; or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

Any reduction or elimination of the early withdrawal charge will not be unfairly discriminatory against any person.

Death Benefit

If the annuitant or both annuitants, as applicable, die before all guaranteed payments are paid, payments will continue to the beneficiary in the manner stated in your contract.

Payment of Death Benefit. Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See "Taxation" for rules that apply if you have elected to delay your payment start date under a nonqualified annuity and you die before the annuity starting date. A lump-sum payment of any death benefit may be requested within six months following the date of death. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven days following our receipt of request in good order. A lump-sum payment may be requested at anytime (even after the six month period) if you had elected the right to withdraw. If a cash refund feature was elected, the death benefit will be paid in one lump sum to the beneficiary.

If the contract holder who is not the annuitant dies, income payments will continue to be paid to the payee in the form specified in the contract. If no payee survives the death of the contract holder, income payments will be made to the annuitant. Such payments will be paid at least as rapidly as under the method of distribution then in effect.

Death Benefit Amount. If you elect a right to withdraw, the death benefit value will be determined as described under "Withdrawal Amount" in this appendix. No early withdrawal charge will apply. If the contract is issued with guaranteed payments and with no right to withdraw, the rate used to determine the value of the remaining guaranteed payments will be the fixed annuity present value interest rate shown in the contract.

The value of the death benefit will be determined as of the next valuation following the Company's receipt at its Customer Service Center of proof of death acceptable to us and a request for payment in good order.

Description of Underlying Funds

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" Funds. Funds offered in a Master-Feeder structure (such as the American Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. The "Master Feeder" funds available under the contract are identified in the list of investment portfolios toward the front of this prospectus.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Oppenheimer Global Strategic Income Portfolio	ING Global Bond Portfolio
ING Wells Fargo Omega Growth Portfolio	ING Large Cap Growth Portfolio

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING American Funds Growth Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management and Company[SM]	Seeks to provide you with growth of capital.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital while providing current income.
ING Balanced Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING FMR[SM] Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Fidelity Management & Research Co. * FMR[SM] is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks long-term capital growth.
ING Money Market Portfolio* **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. *** There is no guarantee that the ING Money Market Subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer Fund Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Strategic Allocation Conservative Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Thornburg Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Thornburg Investment Management, Inc.	Seeks long-term capital appreciation, and secondarily, current income.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING Life Insurance and Annuity Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2010, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period and (2) the AUV at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2010 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended December 31, 2010, the "Value at end of period" shown is the value at the last date of investment. This information is current through December 31, 2010, including portfolio names. Portfolio name changes after December 31, 2010, are not reflected in the following information.

TABLE I
ASSUMED ANNUAL NET RETURN RATE OF 5.00%
(Selected data for accumulation units outstanding throughout each period)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO										
(Funds were first received in this option during November, 2004)										
Value at beginning of period	$7.60	$6.19	$10.65	$10.84	$10.05	$10.15				
Value at end of period	$7.92	$7.60	$6.19	$10.65	$10.84	$10.05				
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$8.25	$6.33	$12.08	$11.49	$11.14	$10.25				
Value at end of period	$9.16	$8.25	$6.33	$12.08	$11.49	$11.14				
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$10.64	$7.95	$14.68	$13.08	$11.75	$10.33				
Value at end of period	$10.67	$10.64	$7.95	$14.68	$13.08	$11.75				
ING BALANCED PORTFOLIO										
Value at beginning of period	$10.86	$9.68	$14.32	$14.42	$13.94	$14.22	$14.773	$13.214	$15.664	$16.269
Value at end of period	$11.65	$10.86	$9.68	$14.32	$14.42	$13.94	$14.217	$14.773	$13.214	$15.664
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.67	$5.43	$9.46	$10.03						
Value at end of period	$7.13	$6.67	$5.43	$9.46						
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$7.82	$5.95	$9.64	$10.12	$10.31					
Value at end of period	$9.46	$7.82	$5.95	$9.64	$10.12					
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$9.09	$7.42	$12.66	$12.53	$11.67	$11.47	$28.98	$24.44	$34.644	$17.537
Value at end of period	$9.76	$9.09	$7.42	$12.66	$12.53	$11.67	$11.47	$28.98	$24.44	$34.644
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$8.08	$6.97	$11.81	$11.96	$11.10	$11.19	$10.769	$9.077	$12.299	$15.139
Value at end of period	$8.66	$8.08	$6.97	$11.81	$11.96	$11.10	$11.193	$10.769	$9.077	$12.299
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$9.48	$9.03	$10.49	$10.52	$10.75	$11.08	$20.502	$20.506	$20.125	$10.79
Value at end of period	$9.79	$9.48	$9.03	$10.49	$10.52	$10.75	$11.082	$20.502	$20.506	$20.125
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.98	$12.18								
Value at end of period	$13.16	$12.98								

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.54	$7.86	$11.50	$11.19	$11.07					
Value at end of period	$11.36	$10.54	$7.86	$11.50	$11.19					
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$4.63	$3.72	$6.50	$7.03	$6.78	$6.46	$6.268	$4.823	$7.926	$11.268
Value at end of period	$5.42	$4.63	$3.72	$6.50	$7.03	$6.78	$6.464	$6.268	$4.823	$7.926
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$7.11	$7.53	$7.80	$7.89	$8.00	$8.26	$8.69	$9.157	$9.581	$9.801
Value at end of period	$6.70	$7.11	$7.53	$7.80	$7.89	$8.00	$8.256	$8.69	$9.157	$9.581
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.20	$7.01	$12.48	$12.77	$11.35					
Value at end of period	$10.04	$9.20	$7.01	$12.48	$12.77					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.26	$8.10	$10.19	$10.22	$9.88					
Value at end of period	$10.09	$9.26	$8.10	$10.19	$10.22					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$10.74	$10.00								
Value at end of period	$10.74	$10.74								
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.36	$7.15	$11.61	$12.00	$10.75					
Value at end of period	$9.14	$8.36	$7.15	$11.61	$12.00					
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.29	$7.30	$10.01							
Value at end of period	$12.68	$11.29	$7.30							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.32	$10.75								
Value at end of period	$13.07	$12.32								
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.35	$10.74								
Value at end of period	$13.04	$12.35								
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$13.55	$11.29	$17.42	$17.49	$15.92	$15.35	$14.276	$11.041	$15.292	$15.634
Value at end of period	$15.85	$13.55	$11.29	$17.42	$17.49	$15.92	$15.35	$14.276	$11.041	$15.292
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$7.78	$7.02	$9.77	$9.82	$9.63	$9.86	$9.717	$9.09	$10.104	$11.004
Value at end of period	$8.13	$7.78	$7.02	$9.77	$9.82	$9.63	$9.863	$9.717	$9.09	$10.104
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$6.64	$5.64	$9.38	$9.50	$8.92	$8.93	$8.479	$7.25	$8.938	$8.654
Value at end of period	$7.06	$6.64	$5.64	$9.38	$9.50	$8.92	$8.928	$8.479	$7.25	$8.938
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$6.61	$5.77	$8.82	$8.90	$8.51	$8.64	$8.338	$7.42	$8.721	$9.971
Value at end of period	$6.97	$6.61	$5.77	$8.82	$8.90	$8.51	$8.64	$8.338	$7.42	$8.721

CFI 2

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$7.81	$5.81	$10.69	$10.35	$9.71	$9.72	$9.40	$7.633	$10.581	$12.531
Value at end of period	$8.59	$7.81	$5.81	$10.69	$10.35	$9.71	$9.721	$9.40	$7.633	$10.581
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.50	$6.24	$10.13							
Value at end of period	$7.68	$7.50	$6.24							
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$8.79	$6.46	$11.40	$11.31	$10.29	$10.77	$10.151	$8.427	$12.829	$18.128
Value at end of period	$9.21	$8.79	$6.46	$11.40	$11.31	$10.29	$10.769	$10.151	$8.427	$12.829

TABLE II
ASSUMED ANNUAL NET RETURN RATE OF 3.50%
(Selected data for accumulation units outstanding throughout each period)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$8.18	$6.57	$11.13	$11.17	$10.21	$10.17				
Value at end of period	$8.65	$8.18	$6.57	$11.13	$11.17	$10.21				
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$8.88	$6.71	$12.63	$11.84	$11.32	$10.26				
Value at end of period	$10.01	$8.88	$6.71	$12.63	$11.84	$11.32				
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$11.45	$8.43	$15.35	$13.48	$11.93	$10.34				
Value at end of period	$11.65	$11.45	$8.43	$15.35	$13.48	$11.93				
ING BALANCED PORTFOLIO										
Value at beginning of period	$13.50	$11.87	$17.30	$17.18	$16.37	$16.46	$17.953	$15.829	$18.495	$17.774
Value at end of period	$14.70	$13.50	$11.87	$17.30	$17.18	$16.37	$16.455	$17.953	$15.829	$18.495
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.93	$5.57	$9.55	$10.03						
Value at end of period	$7.52	$6.93	$5.57	$9.55						
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.24	$6.19	$10.02	$9.88	$10.21	$10.31				
Value at end of period	$10.12	$8.24	$6.19	$10.02	$9.88	$10.21				
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$11.31	$9.10	$15.29	$14.93	$13.70	$13.28	$60.225	$50.064	$69.952	$19.16
Value at end of period	$12.32	$11.31	$9.10	$15.29	$14.93	$13.70	$13.275	$60.225	$50.064	$69.952
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.70	$8.25	$12.89	$13.75	$12.58	$12.51	$11.86	$9.854	$13.16	$15.967
Value at end of period	$10.55	$9.70	$8.25	$12.89	$13.75	$12.58	$12.506	$11.86	$9.854	$13.16
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$11.78	$11.07	$12.68	$12.54	$12.62	$12.83	$31.59	$31.145	$30.129	$11.788
Value at end of period	$12.35	$11.78	$11.07	$12.68	$12.54	$12.62	$12.826	$31.59	$31.145	$30.129

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$13.11	$12.23								
Value at end of period	$13.49	$13.11								
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.28	$8.28	$11.95	$10.93	$10.97	$11.07				
Value at end of period	$12.33	$11.28	$8.28	$11.95	$10.93	$10.97				
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$5.60	$4.43	$7.64	$8.15	$7.74	$7.28	$6.956	$5.276	$8.547	$11.976
Value at end of period	$6.65	$5.60	$4.43	$7.64	$8.15	$7.74	$7.278	$6.956	$5.276	$8.547
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$8.46	$8.84	$9.03	$9.00	$8.99	$9.15	$9.492	$9.859	$10.167	$10.252
Value at end of period	$8.09	$8.46	$8.84	$9.03	$9.00	$8.99	$9.148	$9.492	$9.859	$10.167
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.85	$7.40	$12.99	$12.46	$11.23	$11.35				
Value at end of period	$10.91	$9.85	$7.40	$12.99	$12.46	$11.23				
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.91	$8.55	$10.60	$9.97	$9.77	$9.88				
Value at end of period	$10.96	$9.91	$8.55	$10.60	$9.97	$9.77				
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$10.80	$12.23								
Value at end of period	$10.96	$10.80								
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.95	$7.53	$12.06	$11.72	$10.64	$10.75				
Value at end of period	$9.91	$8.95	$7.53	$12.06	$11.72	$10.64				
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.51	$7.30	$10.01							
Value at end of period	$13.11	$11.51	$7.30							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.44	$10.79								
Value at end of period	$13.39	$12.44								
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.47	$10.77								
Value at end of period	$13.35	$12.47								
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$16.27	$13.36	$10.05	$20.11	$18.05	$17.15	$15.722	$11.986	$16.362	$16.488
Value at end of period	$19.30	$16.27	$13.36	$10.05	$20.11	$18.05	$17.15	$15.722	$11.986	$16.362
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$9.40	$8.36	$11.47	$11.36	$10.99	$11.09	$10.77	$9.932	$10.882	$11.681
Value at end of period	$9.97	$9.40	$8.36	$11.47	$11.36	$10.99	$11.09	$10.77	$9.932	$10.882
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$7.80	$6.53	$10.70	$10.68	$9.89	$9.76	$9.134	$7.698	$9.355	$11.085
Value at end of period	$8.41	$7.80	$6.53	$10.70	$10.68	$9.89	$9.757	$9.134	$7.698	$9.355

CFI 4

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$7.87	$6.77	$10.21	$10.15	$9.57	$9.57	$9.108	$7.989	$9.256	$10.429
Value at end of period	$8.41	$7.87	$6.77	$10.21	$10.15	$9.57	$9.573	$9.108	$7.989	$9.256
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$9.27	$6.80	$12.33	$11.76	$10.88	$10.74	$10.233	$8.191	$11.192	$13.064
Value at end of period	$10.34	$9.27	$6.80	$12.33	$11.76	$10.88	$10.736	$10.233	$8.191	$11.192
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.68	$6.24	$10.13							
Value at end of period	$7.98	$7.68	$6.24							
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$10.64	$7.70	$13.40	$13.10	$11.75	$12.13	$11.266	$9.219	$13.834	$19.267
Value at end of period	$11.31	$10.64	$7.70	$13.40	$13.10	$11.75	$12.126	$11.266	$9.219	$13.834

TABLE III

FOR THE FIVE YEAR GUARANTEED MINIMUM INCOME FEATURE

(Selected data for accumulation units outstanding throughout each period)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING BALANCED PORTFOLIO										
Value at beginning of period	$6.58	$5.84	$8.59	$8.62	$8.30	$8.42	$8.148	$7.256	$8.902	$9.071
Value at end of period	$7.09	$6.58	$5.84	$8.59	$8.62	$8.30	$8.421	$8.148	$7.256	$8.902
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$4.80	$3.90	$6.63	$6.53	$6.06	$5.93	$5.788	$4.86		
Value at end of period	$5.18	$4.80	$3.90	$6.63	$6.53	$6.06	$5.926	$5.788		
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$5.10	$4.38	$7.39	$7.45	$6.88	$6.91	$6.617	$5.552	$8.148	$9.065
Value at end of period	$5.49	$5.10	$4.38	$7.39	$7.45	$6.88	$6.911	$6.617	$5.552	$8.148
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$9.43	$8.95	$10.35	$10.34	$10.51	$10.79	$10.891	$10.845	$11.057	$10.769
Value at end of period	$9.79	$9.43	$8.95	$10.35	$10.34	$10.51	$10.789	$10.891	$10.845	$11.057
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.96	$7.39	$10.76	$10.18	$10.17					
Value at end of period	$10.78	$9.96	$7.39	$10.76	$10.18					
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$3.29	$2.63	$4.59	$4.94	$4.74					
Value at end of period	$3.87	$3.29	$2.63	$4.59	$4.94					
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$7.57	$7.99	$8.23	$8.29	$8.37	$8.60	$9.005	$9.448	$10.28	$10.233
Value at end of period	$7.17	$7.57	$7.99	$8.23	$8.29	$8.37	$8.597	$9.005	$9.448	$10.28
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.40	$7.13	$12.64	$12.56	$11.27					
Value at end of period	$10.30	$9.40	$7.13	$12.64	$12.56					

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.46	$8.23	$10.32	$10.04	$9.80	$9.80				
Value at end of period	$10.35	$9.46	$8.23	$10.32	$10.04	$9.70				
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.47	$10.75								
Value at end of period	$13.13	$12.47								
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$8.25	$6.85	$10.51	$10.51	$9.52					
Value at end of period	$9.69	$8.25	$6.85	$10.51	$10.51					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$7.24	$6.50	$9.00	$9.01	$8.80	$8.97	$8.793	$8.19		
Value at end of period	$7.59	$7.24	$6.50	$9.00	$9.01	$8.80	$8.97	$8.793		
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during April 2002)										
Value at beginning of period	$6.09	$5.15	$8.52	$8.59	$8.03	$8.00	$7.562	$6.438	$8.01	
Value at end of period	$6.50	$6.09	$5.15	$8.52	$8.59	$8.03	$8.002	$7.562	$6.438	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during April 2002)										
Value at beginning of period	$6.62	$5.75	$8.75	$8.79	$8.37	$8.46	$8.12	$7.195	$8.53	
Value at end of period	$7.00	$6.62	$5.75	$8.75	$8.79	$8.37	$8.455	$8.12	$7.195	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$5.84	$4.32	$7.92	$7.63	$7.12					
Value at end of period	$6.44	$5.84	$4.32	$7.92	$7.63					
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$4.36	$3.19	$5.61	$5.54	$5.01					
Value at end of period	$4.59	$4.36	$3.19	$5.61	$5.54					

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year ended December 31, 2010
with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2010

Contents

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

American Funs Insurance Series:
  American Funds Insurance Series® International Fund - Class 2
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Federated Insurance Series:
  Federated Capital Appreciation Fund II - Primary Shares
  Federated Capital Income Fund II
  Federated Clover Value Fund II - Primary Shares
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II - Primary Shares
  Federated International Equity Fund II
  Federated Kaufmann Fund II - Primary Shares
  Federated Mid Cap Growth Strategies Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class

ING Investors Trust (continued):
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo HealthCare Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
  ING Money Market Portfolio - Class S

ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class I
  ING Euro STOXX 50 Index Portfolio - Institutional Class

ING Variable Portfolios, Inc. (continued):
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Opportunistic Large Cap Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Capital Appreciation Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Enterprise Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Portfolio - Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer Small- & Mid-Cap Growth Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio - Class I
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the transfer agents or custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2010, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 7, 2011

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	American Funds Insurance Series® International Fund - Class 2		Calvert VP SRI Balanced Portfolio		Federated Capital Appreciation Fund II - Primary Shares		Federated Capital Income Fund II		Federated Fund for U.S. Government Securities II	
Assets										
Investments in mutual funds										
at fair value	$	4	$	962	$	6,511	$	3,562	$	1,260
Total assets		4		962		6,511		3,562		1,260
Net assets	$	4	$	962	$	6,511	$	3,562	$	1,260
Net assets										
Accumulation units	$	4	$	962	$	6,442	$	3,530	$	1,260
Contracts in payout (annuitization)										
period		-		-		69		32		-
Total net assets	$	4	$	962	$	6,511	$	3,562	$	1,260
Total number of mutual fund shares		225		567,477		1,017,401		389,328		109,596
Cost of mutual fund shares	$	4	$	935	$	5,984	$	3,326	$	1,224

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 4,115	$ 2,136	$ 1,959	$ 63,098	$ 9,794
Total assets	4,115	2,136	1,959	63,098	9,794
Net assets	$ 4,115	$ 2,136	$ 1,959	$ 63,098	$ 9,794
Net assets					
Accumulation units	$ 4,075	$ 2,136	$ 1,947	$ 63,098	$ 9,794
Contracts in payout (annuitization)					
period	40	-	12	-	-
Total net assets	$ 4,115	$ 2,136	$ 1,959	$ 63,098	$ 9,794
Total number of mutual fund shares	585,398	142,795	1,958,968	3,317,473	264,048
Cost of mutual fund shares	$ 3,934	$ 1,866	$ 1,959	$ 78,002	$ 9,237

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 187	$ 4,929	$ 127,170	$ 22,102	$ 868
Total assets	187	4,929	127,170	22,102	868
Net assets	$ 187	$ 4,929	$ 127,170	$ 22,102	$ 868
Net assets					
Accumulation units	$ -	$ 4,929	$ 127,170	$ 22,102	$ 868
Contracts in payout (annuitization) period	187	-	-	-	-
Total net assets	$ 187	$ 4,929	$ 127,170	$ 22,102	$ 868
Total number of mutual fund shares	33,645	293,931	5,325,386	166,945	67,637
Cost of mutual fund shares	$ 157	$ 5,192	$ 147,137	$ 20,560	$ 857

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING American Funds Growth Portfolio	ING American Funds Growth- Income Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 3,417	$ 81,044	$ 101,061	$ 12,525	$ 10,115
Total assets	3,417	81,044	101,061	12,525	10,115
Net assets	$ 3,417	$ 81,044	$ 101,061	$ 12,525	$ 10,115
Net assets					
Accumulation units	$ 3,417	$ 57,212	$ 91,846	$ 10,247	$ 8,270
Contracts in payout (annuitization)					
period	-	23,832	9,215	2,278	1,845
Total net assets	$ 3,417	$ 81,044	$ 101,061	$ 12,525	$ 10,115
Total number of mutual fund shares	210,285	7,004,628	8,372,923	247,586	300,958
Cost of mutual fund shares	$ 2,822	$ 88,281	$ 102,007	$ 12,874	$ 11,129

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING American Funds International Portfolio	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 13,439	$ 4,771	$ 297	$ 24,230	$ 1,619
Total assets	13,439	4,771	297	24,230	1,619
Net assets	$ 13,439	$ 4,771	$ 297	$ 24,230	$ 1,619
Net assets					
Accumulation units	$ 11,401	$ 4,771	$ 297	$ 22,309	$ 1,619
Contracts in payout (annuitization)					
period	2,038	-	-	1,921	-
Total net assets	$ 13,439	$ 4,771	$ 297	$ 24,230	$ 1,619
Total number of mutual fund shares	802,827	413,050	28,582	2,472,495	166,047
Cost of mutual fund shares	$ 13,901	$ 4,399	$ 299	$ 28,465	$ 1,427

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,145	$ 2,302	$ 18,278	$ 2,007	$ 4,307
Total assets	1,145	2,302	18,278	2,007	4,307
Net assets	$ 1,145	$ 2,302	$ 18,278	$ 2,007	$ 4,307
Net assets					
Accumulation units	$ 1,145	$ 2,302	$ 16,128	$ 2,007	$ 4,307
Contracts in payout (annuitization)					
period	-	-	2,150	-	-
Total net assets	$ 1,145	$ 2,302	$ 18,278	$ 2,007	$ 4,307
Total number of mutual fund shares	118,066	105,036	1,199,370	132,150	429,432
Cost of mutual fund shares	$ 1,205	$ 1,871	$ 15,852	$ 1,620	$ 4,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class		ING Global Resources Portfolio - Service Class		ING Janus Contrarian Portfolio - Service Class		ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class		ING JPMorgan Emerging Markets Equity Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	1,831	$	8,254	$	1,340	$	8,255	$	11,521
Total assets		1,831		8,254		1,340		8,255		11,521
Net assets	$	1,831	$	8,254	$	1,340	$	8,255	$	11,521
Net assets										
Accumulation units	$	1,831	$	8,254	$	1,340	$	8,255	$	11,521
Contracts in payout (annuitization) period		-		-		-		-		-
Total net assets	$	1,831	$	8,254	$	1,340	$	8,255	$	11,521
Total number of mutual fund shares		227,738		383,911		111,035		360,167		504,183
Cost of mutual fund shares	$	1,741	$	7,311	$	1,196	$	6,736	$	9,639

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,093	$ 324	$ 8,989	$ 2,705	$ 432
Total assets	2,093	324	8,989	2,705	432
Net assets	$ 2,093	$ 324	$ 8,989	$ 2,705	$ 432
Net assets					
Accumulation units	$ 2,093	$ 324	$ 7,964	$ 2,705	$ 432
Contracts in payout (annuitization) period	-	-	1,025	-	-
Total net assets	$ 2,093	$ 324	$ 8,989	$ 2,705	$ 432
Total number of mutual fund shares	158,223	24,643	677,414	301,233	47,853
Cost of mutual fund shares	$ 2,022	$ 299	$ 7,231	$ 2,796	$ 335

The accompanying notes are an integral part of these financial statements.

11

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,523	$ 4,700	$ 40,810	$ 1,091	$ 2,489
Total assets	1,523	4,700	40,810	1,091	2,489
Net assets	$ 1,523	$ 4,700	$ 40,810	$ 1,091	$ 2,489
Net assets					
Accumulation units	$ 1,523	$ 4,700	$ 40,810	$ 1,091	$ 2,489
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 1,523	$ 4,700	$ 40,810	$ 1,091	$ 2,489
Total number of mutual fund shares	88,954	403,079	2,724,308	72,858	187,106
Cost of mutual fund shares	$ 1,203	$ 5,408	$ 44,770	$ 974	$ 2,394

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 4,727	$ 3,430	$ 10,904	$ 2,795	$ 831
Total assets	4,727	3,430	10,904	2,795	831
Net assets	$ 4,727	$ 3,430	$ 10,904	$ 2,795	$ 831
Net assets					
Accumulation units	$ 4,727	$ 3,430	$ 7,937	$ 2,795	$ 831
Contracts in payout (annuitization)					
period	-	-	2,967	-	-
Total net assets	$ 4,727	$ 3,430	$ 10,904	$ 2,795	$ 831
Total number of mutual fund shares	462,481	425,558	977,105	254,581	75,724
Cost of mutual fund shares	$ 4,329	$ 3,448	$ 10,810	$ 2,703	$ 690

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Retirement Growth Portfolio - Adviser Class		ING Retirement Moderate Growth Portfolio - Adviser Class		ING Retirement Moderate Portfolio - Adviser Class		ING T. Rowe Price Capital Appreciation Portfolio - Service Class		ING T. Rowe Price Equity Income Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	5,538	$	6,453	$	7,174	$	11,444	$	5,791
Total assets		5,538		6,453		7,174		11,444		5,791
Net assets	$	5,538	$	6,453	$	7,174	$	11,444	$	5,791
Net assets										
Accumulation units	$	5,538	$	6,453	$	7,174	$	11,444	$	5,791
Contracts in payout (annuitization) period		-		-		-		-		-
Total net assets	$	5,538	$	6,453	$	7,174	$	11,444	$	5,791
Total number of mutual fund shares		529,995		604,782		666,117		504,805		491,569
Cost of mutual fund shares	$	4,907	$	5,754	$	6,528	$	10,250	$	4,733

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING Money Market Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 327	$ 60	$ 857	$ 214	$ 97,671
Total assets	327	60	857	214	97,671
Net assets	$ 327	$ 60	$ 857	$ 214	$ 97,671
Net assets					
Accumulation units	$ 327	$ 60	$ 857	$ 214	$ 92,757
Contracts in payout (annuitization) period	-	-	-	-	4,914
Total net assets	$ 327	$ 60	$ 857	$ 214	$ 97,671
Total number of mutual fund shares	28,988	5,522	39,502	19,397	97,671,427
Cost of mutual fund shares	$ 323	$ 54	$ 827	$ 184	$ 97,671

The accompanying notes are an integral part of these financial statements.

15

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 313	$ 2,244	$ 3,700	$ 719	$ 2,620
Total assets	313	2,244	3,700	719	2,620
Net assets	$ 313	$ 2,244	$ 3,700	$ 719	$ 2,620
Net assets					
Accumulation units	$ 313	$ 2,244	$ 3,700	$ 719	$ 2,620
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 313	$ 2,244	$ 3,700	$ 719	$ 2,620
Total number of mutual fund shares	313,015	189,817	195,236	69,155	147,442
Cost of mutual fund shares	$ 313	$ 1,773	$ 3,262	$ 650	$ 2,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,745	$ 20,533	$ 92,120	$ 44,608	$ 115
Total assets	1,745	20,533	92,120	44,608	115
Net assets	$ 1,745	$ 20,533	$ 92,120	$ 44,608	$ 115
Net assets					
Accumulation units	$ 1,745	$ 19,664	$ 88,986	$ 41,489	$ -
Contracts in payout (annuitization)					
period	-	869	3,134	3,119	115
Total net assets	$ 1,745	$ 20,533	$ 92,120	$ 44,608	$ 115
Total number of mutual fund shares	125,724	424,505	6,636,893	3,789,982	9,751
Cost of mutual fund shares	$ 1,651	$ 15,485	$ 86,201	$ 40,816	$ 86

The accompanying notes are an integral part of these financial statements.

17

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 15,202	$ 19,661	$ 3,709	$ 2,404	$ 3,271
Total assets	15,202	19,661	3,709	2,404	3,271
Net assets	$ 15,202	$ 19,661	$ 3,709	$ 2,404	$ 3,271
Net assets					
Accumulation units	$ 15,202	$ 17,508	$ 3,709	$ 2,404	$ 3,271
Contracts in payout (annuitization)					
period	-	2,153	-	-	-
Total net assets	$ 15,202	$ 19,661	$ 3,709	$ 2,404	$ 3,271
Total number of mutual fund shares	1,262,614	1,749,167	335,626	216,345	288,991
Cost of mutual fund shares	$ 14,523	$ 15,314	$ 3,598	$ 2,135	$ 2,853

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 940	$ 879	$ 48,429	$ 32,431	$ 19,635
Total assets	940	879	48,429	32,431	19,635
Net assets	$ 940	$ 879	$ 48,429	$ 32,431	$ 19,635
Net assets					
Accumulation units	$ 940	$ 879	$ 48,429	$ 28,147	$ 18,173
Contracts in payout (annuitization) period	-	-	-	4,284	1,462
Total net assets	$ 940	$ 879	$ 48,429	$ 32,431	$ 19,635
Total number of mutual fund shares	82,443	80,156	5,631,304	595,168	1,776,887
Cost of mutual fund shares	$ 778	$ 833	$ 44,100	$ 29,141	$ 21,003

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class		ING UBS U.S. Large Cap Equity Portfolio - Initial Class		ING Van Kampen Comstock Portfolio - Service Class		ING Van Kampen Equity and Income Portfolio - Initial Class		ING Strategic Allocation Conservative Portfolio - Class I	
Assets										
Investments in mutual funds										
at fair value	$	17,212	$	15,770	$	937	$	61,835	$	8,905
Total assets		17,212		15,770		937		61,835		8,905
Net assets	$	17,212	$	15,770	$	937	$	61,835	$	8,905
Net assets										
Accumulation units	$	14,643	$	15,770	$	937	$	61,835	$	6,441
Contracts in payout (annuitization)										
period		2,569		-		-		-		2,464
Total net assets	$	17,212	$	15,770	$	937	$	61,835	$	8,905
Total number of mutual fund shares		538,201		1,740,595		92,001		1,806,977		855,468
Cost of mutual fund shares	$	15,116	$	14,717	$	855	$	61,784	$	9,523

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6
Assets					
Investments in mutual funds					
at fair value	$ 8,728	$ 10,595	$ 225,273	$ 1,377	$ 15,203
Total assets	8,728	10,595	225,273	1,377	15,203
Net assets	$ 8,728	$ 10,595	$ 225,273	$ 1,377	$ 15,203
Net assets					
Accumulation units	$ 7,286	$ 7,840	$ 169,321	$ 1,377	$ 15,203
Contracts in payout (annuitization)					
period	1,442	2,755	55,952	-	-
Total net assets	$ 8,728	$ 10,595	$ 225,273	$ 1,377	$ 15,203
Total number of mutual fund shares	852,313	1,027,611	10,267,688	177,262	1,876,923
Cost of mutual fund shares	$ 9,636	$ 12,067	$ 196,240	$ 1,668	$ 17,868

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Assets					
Investments in mutual funds at fair value	$ 8,795	$ 7,580	$ 6,162	$ 4,340	$ 4,945
Total assets	8,795	7,580	6,162	4,340	4,945
Net assets	$ 8,795	$ 7,580	$ 6,162	$ 4,340	$ 4,945
Net assets					
Accumulation units	$ 8,795	$ 7,580	$ 6,162	$ 4,340	$ 4,945
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 8,795	$ 7,580	$ 6,162	$ 4,340	$ 4,945
Total number of mutual fund shares	1,109,132	953,418	770,243	533,881	616,536
Cost of mutual fund shares	$ 10,294	$ 8,975	$ 7,170	$ 5,030	$ 5,566

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12		ING GET U.S. Core Portfolio - Series 13		ING GET U.S. Core Portfolio - Series 14		ING BlackRock Science and Technology Opportunities Portfolio - Class I		ING Euro STOXX 50 Index Portfolio - Institutional Class	
Assets										
Investments in mutual funds at fair value	$	12,788	$	12,706	$	9,684	$	6,924	$	34
Total assets		12,788		12,706		9,684		6,924		34
Net assets	$	12,788	$	12,706	$	9,684	$	6,924	$	34
Net assets										
Accumulation units	$	12,788	$	12,706	$	9,684	$	6,924	$	34
Contracts in payout (annuitization) period		-		-		-		-		-
Total net assets	$	12,788	$	12,706	$	9,684	$	6,924	$	34
Total number of mutual fund shares		1,616,632		1,295,159		949,449		1,165,584		3,231
Cost of mutual fund shares	$	14,476	$	12,954	$	9,622	$	5,492	$	29

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 77,272	$ 9,868	$ 4,105	$ 10,272	$ 53
Total assets	77,272	9,868	4,105	10,272	53
Net assets	$ 77,272	$ 9,868	$ 4,105	$ 10,272	$ 53
Net assets					
Accumulation units	$ 58,649	$ 9,868	$ 4,105	$ 9,128	$ 53
Contracts in payout (annuitization) period	18,623	-	-	1,144	-
Total net assets	$ 77,272	$ 9,868	$ 4,105	$ 10,272	$ 53
Total number of mutual fund shares	5,563,120	636,255	291,959	1,202,858	6,245
Cost of mutual fund shares	$ 87,426	$ 10,621	$ 4,326	$ 9,143	$ 49

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 27,852	$ 19,011	$ 8,621	$ 1,547	$ 367
Total assets	27,852	19,011	8,621	1,547	367
Net assets	$ 27,852	$ 19,011	$ 8,621	$ 1,547	$ 367
Net assets					
Accumulation units	$ 27,438	$ 15,241	$ 8,621	$ 1,547	$ 367
Contracts in payout (annuitization) period	414	3,770	-	-	-
Total net assets	$ 27,852	$ 19,011	$ 8,621	$ 1,547	$ 367
Total number of mutual fund shares	1,935,494	1,963,925	684,208	123,099	22,487
Cost of mutual fund shares	$ 21,207	$ 15,233	$ 7,455	$ 1,350	$ 340

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 260	$ 373	$ 33,287	$ 1,305	$ 1,872
Total assets	260	373	33,287	1,305	1,872
Net assets	$ 260	$ 373	$ 33,287	$ 1,305	$ 1,872
Net assets					
Accumulation units	$ 260	$ 373	$ 28,347	$ 1,305	$ 1,872
Contracts in payout (annuitization) period	-	-	4,940	-	-
Total net assets	$ 260	$ 373	$ 33,287	$ 1,305	$ 1,872
Total number of mutual fund shares	22,503	30,212	1,814,976	121,464	220,466
Cost of mutual fund shares	$ 229	$ 354	$ 32,729	$ 1,312	$ 1,747

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Capital Appreciation Fund - Series I Shares
Assets					
Investments in mutual funds at fair value	$ 1,993	$ 3,477	$ 852	$ 2,465	$ 649
Total assets	1,993	3,477	852	2,465	649
Net assets	$ 1,993	$ 3,477	$ 852	$ 2,465	$ 649
Net assets					
Accumulation units	$ 1,993	$ 3,477	$ 852	$ 2,465	$ 603
Contracts in payout (annuitization) period	-	-	-	-	46
Total net assets	$ 1,993	$ 3,477	$ 852	$ 2,465	$ 649
Total number of mutual fund shares	170,468	303,375	40,049	118,510	27,858
Cost of mutual fund shares	$ 1,611	$ 2,258	$ 762	$ 2,113	$ 669

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 1,555	$ 14	$ 2	$ 3	$ 2
Total assets	1,555	14	2	3	2
Net assets	$ 1,555	$ 14	$ 2	$ 3	$ 2
Net assets					
Accumulation units	$ 1,358	$ 14	$ 2	$ 3	$ 2
Contracts in payout (annuitization) period	197	-	-	-	-
Total net assets	$ 1,555	$ 14	$ 2	$ 3	$ 2
Total number of mutual fund shares	57,525	507	53	245	82
Cost of mutual fund shares	$ 1,418	$ 13	$ 2	$ 3	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Assets					
Investments in mutual funds at fair value	$ 1	$ 2,550	$ 63	$ 286	$ 871
Total assets	1	2,550	63	286	871
Net assets	$ 1	$ 2,550	$ 63	$ 286	$ 871
Net assets					
Accumulation units	$ 1	$ 2,550	$ 63	$ -	$ 871
Contracts in payout (annuitization) period	-	-	-	286	-
Total net assets	$ 1	$ 2,550	$ 63	$ 286	$ 871
Total number of mutual fund shares	46	153,989	2,079	13,700	49,312
Cost of mutual fund shares	$ 2	$ 2,667	$ 66	$ 318	$ 803

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Oppenheimer Small- & Mid-Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International
Assets					
Investments in mutual funds at fair value	$ 55	$ 7,054	$ 4,363	$ 502	$ 1,990
Total assets	55	7,054	4,363	502	1,990
Net assets	$ 55	$ 7,054	$ 4,363	$ 502	$ 1,990
Net assets					
Accumulation units	$ -	$ 7,054	$ 4,363	$ 502	$ 1,990
Contracts in payout (annuitization) period	55	-	-	-	-
Total net assets	$ 55	$ 7,054	$ 4,363	$ 502	$ 1,990
Total number of mutual fund shares	1,179	536,838	138,415	47,199	55,039
Cost of mutual fund shares	$ 52	$ 6,799	$ 3,800	$ 396	$ 1,695

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Wanger Select	Wanger USA
Assets		
Investments in mutual funds at fair value	$ 3,507	$ 807
Total assets	3,507	807
Net assets	$ 3,507	$ 807
Net assets		
Accumulation units	$ 3,507	$ 807
Contracts in payout (annuitization) period	-	-
Total net assets	$ 3,507	$ 807
Total number of mutual fund shares	120,975	23,832
Cost of mutual fund shares	$ 2,651	$ 648

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares	Federated Capital Income Fund II	Federated Clover Value Fund II - Primary Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 14	$ -	$ 106	$ 144
Total investment income	-	14	-	106	144
Expenses:					
Mortality and expense risk and					
other charges	-	12	74	46	21
Total expenses	-	12	74	46	21
Net investment income (loss)	-	2	(74)	60	123
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(99)	(23)	1	(4,714)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(99)	(23)	1	(4,714)
Net unrealized appreciation					
(depreciation) of investments	-	211	527	251	4,849
Net realized and unrealized gain (loss)					
on investments	-	112	504	252	135
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 114	$ 430	$ 312	$ 258

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated International Equity Fund II	Federated Kaufmann Fund II - Primary Shares
Net investment income (loss)					
Income:					
Dividends	$ 76	$ 67	$ 345	$ 4	$ -
Total investment income	76	67	345	4	-
Expenses:					
Mortality and expense risk and other charges	6	20	59	4	24
Total expenses	6	20	59	4	24
Net investment income (loss)	70	47	286	-	(24)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(117)	13	(112)	78	8
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(117)	13	(112)	78	8
Net unrealized appreciation (depreciation) of investments	82	(5)	345	(189)	270
Net realized and unrealized gain (loss) on investments	(35)	8	233	(111)	278
Net increase (decrease) in net assets resulting from operations	$ 35	$ 55	$ 519	$ (111)	$ 254

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,082	$ 31	$ 14
Total investment income	-	-	1,082	31	14
Expenses:					
Mortality and expense risk and					
other charges	6	29	752	77	2
Total expenses	6	29	752	77	2
Net investment income (loss)	(6)	(29)	330	(46)	12
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(283)	-	(4,229)	149	6
Capital gains distributions	-	-	-	23	-
Total realized gain (loss) on investments					
and capital gains distributions	(283)	-	(4,229)	172	6
Net unrealized appreciation					
(depreciation) of investments	368	-	11,756	1,754	4
Net realized and unrealized gain (loss)					
on investments	85	-	7,527	1,926	10
Net increase (decrease) in net assets					
resulting from operations	$ 79	$ (29)	$ 7,857	$ 1,880	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ 64	$ 1,453	$ 401	$ 31	$ 25
Total investment income	64	1,453	401	31	25
Expenses:					
Mortality and expense risk and other charges	45	1,387	300	12	28
Total expenses	45	1,387	300	12	28
Net investment income (loss)	19	66	101	19	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,115)	(3,857)	754	3	(622)
Capital gains distributions	9	53	426	9	-
Total realized gain (loss) on investments and capital gains distributions	(1,106)	(3,804)	1,180	12	(622)
Net unrealized appreciation (depreciation) of investments	1,618	21,493	1,431	24	1,416
Net realized and unrealized gain (loss) on investments	512	17,689	2,611	36	794
Net increase (decrease) in net assets resulting from operations	$ 531	$ 17,755	$ 2,712	$ 55	$ 791

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 2,239	$ 5,069	$ 14	$ 98	$ 132
Total investment income	2,239	5,069	14	98	132
Expenses:					
Mortality and expense risk and other charges	949	1,252	155	130	172
Total expenses	949	1,252	155	130	172
Net investment income (loss)	1,290	3,817	(141)	(32)	(40)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,473)	(1,292)	(1,563)	(1,195)	(2,521)
Capital gains distributions	-	-	-	-	19
Total realized gain (loss) on investments and capital gains distributions	(1,473)	(1,292)	(1,563)	(1,195)	(2,502)
Net unrealized appreciation (depreciation) of investments	9,754	6,154	3,569	2,081	3,068
Net realized and unrealized gain (loss) on investments	8,281	4,862	2,006	886	566
Net increase (decrease) in net assets resulting from operations	$ 9,571	$ 8,679	$ 1,865	$ 854	$ 526

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 113	$ 128	$ 93
Total investment income	-	-	113	128	93
Expenses:					
Mortality and expense risk and					
other charges	50	1	283	13	12
Total expenses	50	1	283	13	12
Net investment income (loss)	(50)	(1)	(170)	115	81
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,243)	1	(1,602)	(62)	(158)
Capital gains distributions	-	1	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(2,243)	2	(1,602)	(62)	(158)
Net unrealized appreciation					
(depreciation) of investments	2,467	(2)	4,463	164	224
Net realized and unrealized gain (loss)					
on investments	224	-	2,861	102	66
Net increase (decrease) in net assets					
resulting from operations	$ 174	$ (1)	$ 2,691	$ 217	$ 147

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 74	$ 62	$ 2	$ 227	$ 9
Total investment income	74	62	2	227	9
Expenses:					
Mortality and expense risk and other charges	17	207	12	51	23
Total expenses	17	207	12	51	23
Net investment income (loss)	57	(145)	(10)	176	(14)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(150)	(469)	(60)	(270)	(272)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(150)	(469)	(60)	(270)	(272)
Net unrealized appreciation (depreciation) of investments	549	4,608	409	561	458
Net realized and unrealized gain (loss) on investments	399	4,139	349	291	186
Net increase (decrease) in net assets resulting from operations	$ 456	$ 3,994	$ 339	$ 467	$ 172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 72	$ -	$ 49	$ 41	$ 9
Total investment income	72	-	49	41	9
Expenses:					
Mortality and expense risk and other charges	75	10	89	71	23
Total expenses	75	10	89	71	23
Net investment income (loss)	(3)	(10)	(40)	(30)	(14)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,578)	276	(357)	(514)	(104)
Capital gains distributions	-	-	372	436	-
Total realized gain (loss) on investments and capital gains distributions	(1,578)	276	15	(78)	(104)
Net unrealized appreciation (depreciation) of investments	2,924	(164)	1,247	1,617	562
Net realized and unrealized gain (loss) on investments	1,346	112	1,262	1,539	458
Net increase (decrease) in net assets resulting from operations	$ 1,343	$ 102	$ 1,222	$ 1,509	$ 444

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 36	$ 21	$ 2	$ 9
Total investment income	-	36	21	2	9
Expenses:					
Mortality and expense risk and					
other charges	2	109	26	5	14
Total expenses	2	109	26	5	14
Net investment income (loss)	(2)	(73)	(5)	(3)	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9)	196	(609)	(102)	(175)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(9)	196	(609)	(102)	(175)
Net unrealized appreciation					
(depreciation) of investments	47	928	1,073	172	394
Net realized and unrealized gain (loss)					
on investments	38	1,124	464	70	219
Net increase (decrease) in net assets					
resulting from operations	$ 36	$ 1,051	$ 459	$ 67	$ 214

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 69	$ 192	$ 6	$ 62	$ 341
Total investment income	69	192	6	62	341
Expenses:					
Mortality and expense risk and					
other charges	55	530	10	18	52
Total expenses	55	530	10	18	52
Net investment income (loss)	14	(338)	(4)	44	289
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(835)	(2,960)	(173)	(274)	410
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(835)	(2,960)	(173)	(274)	410
Net unrealized appreciation					
(depreciation) of investments	1,324	6,835	272	501	(144)
Net realized and unrealized gain (loss)					
on investments	489	3,875	99	227	266
Net increase (decrease) in net assets					
resulting from operations	$ 503	$ 3,537	$ 95	$ 271	$ 555

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 79	$ 129	$ 30	$ 7	$ 20
Total investment income	79	129	30	7	20
Expenses:					
Mortality and expense risk and					
other charges	23	126	23	10	65
Total expenses	23	126	23	10	65
Net investment income (loss)	56	3	7	(3)	(45)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(200)	(448)	(176)	(37)	37
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(200)	(448)	(176)	(37)	37
Net unrealized appreciation					
(depreciation) of investments	684	1,817	588	152	522
Net realized and unrealized gain (loss)					
on investments	484	1,369	412	115	559
Net increase (decrease) in net assets					
resulting from operations	$ 540	$ 1,372	$ 419	$ 112	$ 514

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 32	$ 48	$ 181	$ 89	$ 5
Total investment income	32	48	181	89	5
Expenses:					
Mortality and expense risk and					
other charges	81	104	101	53	5
Total expenses	81	104	101	53	5
Net investment income (loss)	(49)	(56)	80	36	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	87	161	(671)	(758)	(107)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	87	161	(671)	(758)	(107)
Net unrealized appreciation					
(depreciation) of investments	574	522	1,956	1,404	120
Net realized and unrealized gain (loss)					
on investments	661	683	1,285	646	13
Net increase (decrease) in net assets					
resulting from operations	$ 612	$ 627	$ 1,365	$ 682	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 2	$ -	$ 3	$ 27
Total investment income	1	2	-	3	27
Expenses:					
Mortality and expense risk and					
other charges	-	7	2	3	1,413
Total expenses	-	7	2	3	1,413
Net investment income (loss)	1	(5)	(2)	-	(1,386)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	(47)	1	33	-
Capital gains distributions	-	-	-	-	276
Total realized gain (loss) on investments					
and capital gains distributions	8	(47)	1	33	276
Net unrealized appreciation					
(depreciation) of investments	6	139	14	(63)	-
Net realized and unrealized gain (loss)					
on investments	14	92	15	(30)	276
Net increase (decrease) in net assets					
resulting from operations	$ 15	$ 87	$ 13	$ (30)	$ (1,110)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 20	$ -	$ -	$ 6
Total investment income	-	20	-	-	6
Expenses:					
Mortality and expense risk and					
other charges	1	13	2	31	6
Total expenses	1	13	2	31	6
Net investment income (loss)	(1)	7	(2)	(31)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(18)	(33)	(11)	(39)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(18)	(33)	(11)	(39)
Net unrealized appreciation					
(depreciation) of investments	-	360	32	822	168
Net realized and unrealized gain (loss)					
on investments	-	342	(1)	811	129
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ 349	$ (3)	$ 780	$ 129

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 12	$ -	$ 1,449	$ 1,378
Total investment income	10	12	-	1,449	1,378
Expenses:					
Mortality and expense risk and					
other charges	26	14	235	1,044	537
Total expenses	26	14	235	1,044	537
Net investment income (loss)	(16)	(2)	(235)	405	841
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(185)	(196)	915	499	1,275
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(185)	(196)	915	499	1,275
Net unrealized appreciation					
(depreciation) of investments	453	535	3,283	11,231	3,922
Net realized and unrealized gain (loss)					
on investments	268	339	4,198	11,730	5,197
Net increase (decrease) in net assets					
resulting from operations	$ 252	$ 337	$ 3,963	$ 12,135	$ 6,038

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 499	$ 1,179	$ 80	$ 34
Total investment income	3	499	1,179	80	34
Expenses:					
Mortality and expense risk and other charges	1	131	236	29	16
Total expenses	1	131	236	29	16
Net investment income (loss)	2	368	943	51	18
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	327	686	(42)	(51)
Capital gains distributions	-	20	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	347	686	(42)	(51)
Net unrealized appreciation (depreciation) of investments	13	262	1,442	341	306
Net realized and unrealized gain (loss) on investments	13	609	2,128	299	255
Net increase (decrease) in net assets resulting from operations	$ 15	$ 977	$ 3,071	$ 350	$ 273

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 33	$ 12	$ 32	$ 126	$ 11
Total investment income	33	12	32	126	11
Expenses:					
Mortality and expense risk and					
other charges	20	8	8	501	383
Total expenses	20	8	8	501	383
Net investment income (loss)	13	4	24	(375)	(372)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(96)	(122)	70	(154)	845
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(96)	(122)	70	(154)	845
Net unrealized appreciation					
(depreciation) of investments	464	203	(5)	11,138	3,932
Net realized and unrealized gain (loss)					
on investments	368	81	65	10,984	4,777
Net increase (decrease) in net assets					
resulting from operations	$ 381	$ 85	$ 89	$ 10,609	$ 4,405

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 451	$ 259	$ 142	$ 13	$ 1,115
Total investment income	451	259	142	13	1,115
Expenses:					
Mortality and expense risk and					
other charges	223	198	194	8	744
Total expenses	223	198	194	8	744
Net investment income (loss)	228	61	(52)	5	371
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,358)	919	93	(136)	(505)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,358)	919	93	(136)	(505)
Net unrealized appreciation					
(depreciation) of investments	2,480	578	1,702	277	6,484
Net realized and unrealized gain (loss)					
on investments	1,122	1,497	1,795	141	5,979
Net increase (decrease) in net assets					
resulting from operations	$ 1,350	$ 1,558	$ 1,743	$ 146	$ 6,350

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 387	$ 316	$ 423	$ 2,300	$ 25
Total investment income	387	316	423	2,300	25
Expenses:					
Mortality and expense risk and					
other charges	113	99	129	2,315	22
Total expenses	113	99	129	2,315	22
Net investment income (loss)	274	217	294	(15)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(439)	(826)	(969)	1,090	(40)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(439)	(826)	(969)	1,090	(40)
Net unrealized appreciation					
(depreciation) of investments	979	1,551	1,666	25,612	43
Net realized and unrealized gain (loss)					
on investments	540	725	697	26,702	3
Net increase (decrease) in net assets					
resulting from operations	$ 814	$ 942	$ 991	$ 26,687	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 355	$ 208	$ 181	$ 138	$ 120
Total investment income	355	208	181	138	120
Expenses:					
Mortality and expense risk and other charges	291	172	139	112	78
Total expenses	291	172	139	112	78
Net investment income (loss)	64	36	42	26	42
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(844)	(582)	(331)	(295)	(144)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(844)	(582)	(331)	(295)	(144)
Net unrealized appreciation (depreciation) of investments	833	619	348	405	212
Net realized and unrealized gain (loss) on investments	(11)	37	17	110	68
Net increase (decrease) in net assets resulting from operations	$ 53	$ 73	$ 59	$ 136	$ 110

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 141	$ 397	$ 346	$ 433	$ -
Total investment income	141	397	346	433	-
Expenses:					
Mortality and expense risk and					
other charges	92	240	230	180	64
Total expenses	92	240	230	180	64
Net investment income (loss)	49	157	116	253	(64)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(343)	(1,049)	(127)	(25)	(104)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(343)	(1,049)	(127)	(25)	(104)
Net unrealized appreciation					
(depreciation) of investments	469	1,471	685	361	1,164
Net realized and unrealized gain (loss)					
on investments	126	422	558	336	1,060
Net increase (decrease) in net assets					
resulting from operations	$ 175	$ 579	$ 674	$ 589	$ 996

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Euro STOXX 50 Index Portfolio - Institutional Class	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,572	$ 104	$ 29	$ 393
Total investment income	-	1,572	104	29	393
Expenses:					
Mortality and expense risk and other charges	-	902	75	32	125
Total expenses	-	902	75	32	125
Net investment income (loss)	-	670	29	(3)	268
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(2,462)	(480)	(365)	145
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(2,462)	(480)	(365)	145
Net unrealized appreciation (depreciation) of investments	5	10,778	2,226	1,154	161
Net realized and unrealized gain (loss) on investments	5	8,316	1,746	789	306
Net increase (decrease) in net assets resulting from operations	$ 5	$ 8,986	$ 1,775	$ 786	$ 574

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 254	$ 186	$ 662	$ 143
Total investment income	1	254	186	662	143
Expenses:					
Mortality and expense risk and					
other charges	1	94	345	231	103
Total expenses	1	94	345	231	103
Net investment income (loss)	-	160	(159)	431	40
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(1,279)	736	686	351
Capital gains distributions	-	-	-	-	909
Total realized gain (loss) on investments					
and capital gains distributions	-	(1,279)	736	686	1,260
Net unrealized appreciation					
(depreciation) of investments	1	243	2,292	751	(416)
Net realized and unrealized gain (loss)					
on investments	1	(1,036)	3,028	1,437	844
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ (876)	$ 2,869	$ 1,868	$ 884

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 22	$ -	$ 1	$ -	$ 170
Total investment income	22	-	1	-	170
Expenses:					
Mortality and expense risk and					
other charges	21	1	1	1	365
Total expenses	21	1	1	1	365
Net investment income (loss)	1	(1)	-	(1)	(195)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	25	5	28	38	(2,021)
Capital gains distributions	150	1	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	175	6	28	38	(2,021)
Net unrealized appreciation					
(depreciation) of investments	(41)	17	5	(9)	8,641
Net realized and unrealized gain (loss)					
on investments	134	23	33	29	6,620
Net increase (decrease) in net assets					
resulting from operations	$ 135	$ 22	$ 33	$ 28	$ 6,425

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 28	$ 47	$ 9	$ 15	$ -
Total investment income	28	47	9	15	-
Expenses:					
Mortality and expense risk and other charges	8	21	9	35	4
Total expenses	8	21	9	35	4
Net investment income (loss)	20	26	-	(20)	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	39	(900)	22	256	123
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	39	(900)	22	256	123
Net unrealized appreciation (depreciation) of investments	(16)	872	302	534	2
Net realized and unrealized gain (loss) on investments	23	(28)	324	790	125
Net increase (decrease) in net assets resulting from operations	$ 43	$ (2)	$ 324	$ 770	$ 121

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 5	$ 15	$ -	$ -
Total investment income	-	5	15	-	-
Expenses:					
Mortality and expense risk and					
other charges	24	5	16	-	-
Total expenses	24	5	16	-	-
Net investment income (loss)	(24)	-	(1)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(27)	(30)	(27)	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(27)	(30)	(27)	-	-
Net unrealized appreciation					
(depreciation) of investments	615	118	153	1	-
Net realized and unrealized gain (loss)					
on investments	588	88	126	1	-
Net increase (decrease) in net assets					
resulting from operations	$ 564	$ 88	$ 125	$ 1	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 9	$ 1
Total investment income	-	-	-	9	1
Expenses:					
Mortality and expense risk and other charges	-	-	-	19	-
Total expenses	-	-	-	19	-
Net investment income (loss)	-	-	-	(10)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	(146)	(2)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(146)	(2)
Net unrealized appreciation (depreciation) of investments	-	-	-	655	10
Net realized and unrealized gain (loss) on investments	-	-	-	509	8
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ -	$ 499	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 4	$ -	$ 111	$ 12
Total investment income	3	4	-	111	12
Expenses:					
Mortality and expense risk and					
other charges	3	6	2	63	24
Total expenses	3	6	2	63	24
Net investment income (loss)	-	(2)	(2)	48	(12)
Realized and unrealized gain (loss)					
** on investments**					
Net realized gain (loss) on investments	(9)	(11)	36	269	258
Capital gains distributions	-	-	-	66	-
Total realized gain (loss) on investments					
and capital gains distributions	(9)	(11)	36	335	258
Net unrealized appreciation					
(depreciation) of investments	47	149	1	147	207
Net realized and unrealized gain (loss)					
on investments	38	138	37	482	465
Net increase (decrease) in net assets					
resulting from operations	$ 38	$ 136	$ 35	$ 530	$ 453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Income:					
Dividends	$ 29	$ 1	$ 39	$ 17	$ -
Total investment income	29	1	39	17	-
Expenses:					
Mortality and expense risk and other charges	5	1	12	24	5
Total expenses	5	1	12	24	5
Net investment income (loss)	24	-	27	(7)	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16	167	66	(115)	17
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	16	167	66	(115)	17
Net unrealized appreciation (depreciation) of investments	39	(100)	238	801	103
Net realized and unrealized gain (loss) on investments	55	67	304	686	120
Net increase (decrease) in net assets resulting from operations	$ 79	$ 67	$ 331	$ 679	$ 115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares	Federated Capital Income Fund II
Net assets at January 1, 2009	$ -	$ 1,172	$ -	$ 1,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	12	-	71
Total realized gain (loss) on investments and capital gains distributions	-	(153)	-	(39)
Net unrealized appreciation (depreciation) of investments	-	366	-	300
Net increase (decrease) in net assets from operations	-	225	-	332
Changes from principal transactions:				
Total unit transactions	-	(156)	-	(286)
Increase (decrease) in assets derived from principal transactions	-	(156)	-	(286)
Total increase (decrease)	-	69	-	46
Net assets at December 31, 2009	-	1,241	-	1,537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	(74)	60
Total realized gain (loss) on investments and capital gains distributions	-	(99)	(23)	1
Net unrealized appreciation (depreciation) of investments	-	211	527	251
Net increase (decrease) in net assets from operations	-	114	430	312
Changes from principal transactions:				
Total unit transactions	4	(393)	6,081	1,713
Increase (decrease) in assets derived from principal transactions	4	(393)	6,081	1,713
Total increase (decrease)	4	(279)	6,511	2,025
Net assets at December 31, 2010	$ 4	$ 962	$ 6,511	$ 3,562

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Federated Clover Value Fund II - Primary Shares	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2009	$ 8,770	$ 2,394	$ 1,916	$ 3,488
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	102	70	64	397
Total realized gain (loss) on investments and capital gains distributions	(2,805)	(45)	2	(288)
Net unrealized appreciation (depreciation) of investments	3,446	222	(2)	1,488
Net increase (decrease) in net assets from operations	743	247	64	1,597
Changes from principal transactions:				
Total unit transactions	(1,872)	(426)	(365)	(771)
Increase (decrease) in assets derived from principal transactions	(1,872)	(426)	(365)	(771)
Total increase (decrease)	(1,129)	(179)	(301)	826
Net assets at December 31, 2009	7,641	2,215	1,615	4,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	123	70	47	286
Total realized gain (loss) on investments and capital gains distributions	(4,714)	(117)	13	(112)
Net unrealized appreciation (depreciation) of investments	4,849	82	(5)	345
Net increase (decrease) in net assets from operations	258	35	55	519
Changes from principal transactions:				
Total unit transactions	(7,899)	(2,250)	(410)	(718)
Increase (decrease) in assets derived from principal transactions	(7,899)	(2,250)	(410)	(718)
Total increase (decrease)	(7,641)	(2,215)	(355)	(199)
Net assets at December 31, 2010	$ -	$ -	$ 1,260	$ 4,115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Federated International Equity Fund II	Federated Kaufmann Fund II - Primary Shares	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II
Net assets at January 1, 2009	$ 1,384	$ -	$ 2,540	$ 1,747
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	-	(33)	(16)
Total realized gain (loss) on investments				
and capital gains distributions	(85)	-	(359)	-
Net unrealized appreciation (depreciation)				
of investments	520	-	957	-
Net increase (decrease) in net assets from operations	457	-	565	(16)
Changes from principal transactions:				
Total unit transactions	(246)	-	(681)	(229)
Increase (decrease) in assets derived from principal				
transactions	(246)	-	(681)	(229)
Total increase (decrease)	211	-	(116)	(245)
Net assets at December 31, 2009	1,595	-	2,424	1,502
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(24)	(6)	(29)
Total realized gain (loss) on investments				
and capital gains distributions	78	8	(283)	-
Net unrealized appreciation (depreciation)				
of investments	(189)	270	368	-
Net increase (decrease) in net assets from operations	(111)	254	79	(29)
Changes from principal transactions:				
Total unit transactions	(1,484)	1,882	(2,503)	486
Increase (decrease) in assets derived from principal				
transactions	(1,484)	1,882	(2,503)	486
Total increase (decrease)	(1,595)	2,136	(2,424)	457
Net assets at December 31, 2010	$ -	$ 2,136	$ -	$ 1,959

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2009	$ 61,149	$ 7,951	$ 69	$ 4,584
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	607	(36)	11	61
Total realized gain (loss) on investments and capital gains distributions	(7,749)	(412)	(5)	(772)
Net unrealized appreciation (depreciation) of investments	21,907	2,369	62	1,782
Net increase (decrease) in net assets from operations	14,765	1,921	68	1,071
Changes from principal transactions:				
Total unit transactions	(10,027)	(1,254)	55	(203)
Increase (decrease) in assets derived from principal transactions	(10,027)	(1,254)	55	(203)
Total increase (decrease)	4,738	667	123	868
Net assets at December 31, 2009	65,887	8,618	192	5,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	330	(46)	12	19
Total realized gain (loss) on investments and capital gains distributions	(4,229)	172	6	(1,106)
Net unrealized appreciation (depreciation) of investments	11,756	1,754	4	1,618
Net increase (decrease) in net assets from operations	7,857	1,880	22	531
Changes from principal transactions:				
Total unit transactions	(10,646)	(704)	(27)	(1,054)
Increase (decrease) in assets derived from principal transactions	(10,646)	(704)	(27)	(1,054)
Total increase (decrease)	(2,789)	1,176	(5)	(523)
Net assets at December 31, 2010	$ 63,098	$ 9,794	$ 187	$ 4,929

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2
Net assets at January 1, 2009	$ 109,547	$ 21,722	$ 876	$ 2,729
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	240	231	66	22
Total realized gain (loss) on investments and capital gains distributions	(7,280)	(94)	(1)	(262)
Net unrealized appreciation (depreciation) of investments	40,198	4,408	53	973
Net increase (decrease) in net assets from operations	33,158	4,545	118	733
Changes from principal transactions:				
Total unit transactions	(16,135)	(3,402)	(80)	(85)
Increase (decrease) in assets derived from principal transactions	(16,135)	(3,402)	(80)	(85)
Total increase (decrease)	17,023	1,143	38	648
Net assets at December 31, 2009	126,570	22,865	914	3,377
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	101	19	(3)
Total realized gain (loss) on investments and capital gains distributions	(3,804)	1,180	12	(622)
Net unrealized appreciation (depreciation) of investments	21,493	1,431	24	1,416
Net increase (decrease) in net assets from operations	17,755	2,712	55	791
Changes from principal transactions:				
Total unit transactions	(17,155)	(3,475)	(101)	(751)
Increase (decrease) in assets derived from principal transactions	(17,155)	(3,475)	(101)	(751)
Total increase (decrease)	600	(763)	(46)	40
Net assets at December 31, 2010	$ 127,170	$ 22,102	$ 868	$ 3,417

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Net assets at January 1, 2009	$ 81,353	$ 100,529	$ 12,540	$ 11,419
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,645	5,517	90	129
Total realized gain (loss) on investments and capital gains distributions	(3,562)	(5,029)	(392)	(362)
Net unrealized appreciation (depreciation) of investments	13,330	10,087	4,367	3,133
Net increase (decrease) in net assets from operations	12,413	10,575	4,065	2,900
Changes from principal transactions:				
Total unit transactions	(13,251)	(6,287)	(2,198)	(1,825)
Increase (decrease) in assets derived from principal transactions	(13,251)	(6,287)	(2,198)	(1,825)
Total increase (decrease)	(838)	4,288	1,867	1,075
Net assets at December 31, 2009	80,515	104,817	14,407	12,494
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,290	3,817	(141)	(32)
Total realized gain (loss) on investments and capital gains distributions	(1,473)	(1,292)	(1,563)	(1,195)
Net unrealized appreciation (depreciation) of investments	9,754	6,154	3,569	2,081
Net increase (decrease) in net assets from operations	9,571	8,679	1,865	854
Changes from principal transactions:				
Total unit transactions	(9,042)	(12,435)	(3,747)	(3,233)
Increase (decrease) in assets derived from principal transactions	(9,042)	(12,435)	(3,747)	(3,233)
Total increase (decrease)	529	(3,756)	(1,882)	(2,379)
Net assets at December 31, 2010	$ 81,044	$ 101,061	$ 12,525	$ 10,115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING American Funds International Portfolio	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2009	$ 13,434	$ 7,156	$ -	$ 21,426
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	337	186	-	(134)
Total realized gain (loss) on investments and capital gains distributions	706	(2,259)	-	(2,825)
Net unrealized appreciation (depreciation) of investments	3,731	3,193	-	8,637
Net increase (decrease) in net assets from operations	4,774	1,120	-	5,678
Changes from principal transactions:				
Total unit transactions	(1,773)	(1,123)	-	(2,785)
Increase (decrease) in assets derived from principal transactions	(1,773)	(1,123)	-	(2,785)
Total increase (decrease)	3,001	(3)	-	2,893
Net assets at December 31, 2009	16,435	7,153	-	24,319
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(50)	(1)	(170)
Total realized gain (loss) on investments and capital gains distributions	(2,502)	(2,243)	2	(1,602)
Net unrealized appreciation (depreciation) of investments	3,068	2,467	(2)	4,463
Net increase (decrease) in net assets from operations	526	174	(1)	2,691
Changes from principal transactions:				
Total unit transactions	(3,522)	(2,556)	298	(2,780)
Increase (decrease) in assets derived from principal transactions	(3,522)	(2,556)	298	(2,780)
Total increase (decrease)	(2,996)	(2,382)	297	(89)
Net assets at December 31, 2010	$ 13,439	$ 4,771	$ 297	$ 24,230

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
Net assets at January 1, 2009	$ 1,087	$ 902	$ 1,064	$ 13,578
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	13	33	(79)
Total realized gain (loss) on investments and capital gains distributions	(163)	(226)	(368)	(1,834)
Net unrealized appreciation (depreciation) of investments	477	485	696	6,478
Net increase (decrease) in net assets from operations	333	272	361	4,565
Changes from principal transactions:				
Total unit transactions	293	(56)	128	(1,994)
Increase (decrease) in assets derived from principal transactions	293	(56)	128	(1,994)
Total increase (decrease)	626	216	489	2,571
Net assets at December 31, 2009	1,713	1,118	1,553	16,149
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	115	81	57	(145)
Total realized gain (loss) on investments and capital gains distributions	(62)	(158)	(150)	(469)
Net unrealized appreciation (depreciation) of investments	164	224	549	4,608
Net increase (decrease) in net assets from operations	217	147	456	3,994
Changes from principal transactions:				
Total unit transactions	(311)	(120)	293	(1,865)
Increase (decrease) in assets derived from principal transactions	(311)	(120)	293	(1,865)
Total increase (decrease)	(94)	27	749	2,129
Net assets at December 31, 2010	$ 1,619	$ 1,145	$ 2,302	$ 18,278

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class
Net assets at January 1, 2009	$ 815	$ 3,482	$ 1,885	$ 6,198
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	206	(21)	(47)
Total realized gain (loss) on investments and capital gains distributions	(108)	(474)	(234)	(1,006)
Net unrealized appreciation (depreciation) of investments	425	1,308	726	3,285
Net increase (decrease) in net assets from operations	314	1,040	471	2,232
Changes from principal transactions:				
Total unit transactions	108	73	(7)	305
Increase (decrease) in assets derived from principal transactions	108	73	(7)	305
Total increase (decrease)	422	1,113	464	2,537
Net assets at December 31, 2009	1,237	4,595	2,349	8,735
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	176	(14)	(3)
Total realized gain (loss) on investments and capital gains distributions	(60)	(270)	(272)	(1,578)
Net unrealized appreciation (depreciation) of investments	409	561	458	2,924
Net increase (decrease) in net assets from operations	339	467	172	1,343
Changes from principal transactions:				
Total unit transactions	431	(755)	(690)	(1,824)
Increase (decrease) in assets derived from principal transactions	431	(755)	(690)	(1,824)
Total increase (decrease)	770	(288)	(518)	(481)
Net assets at December 31, 2010	$ 2,007	$ 4,307	$ 1,831	$ 8,254

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net assets at January 1, 2009	$ 139	$ 3,328	$ 4,184	$ 1,919
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	13	27	(8)
Total realized gain (loss) on investments and capital gains distributions	(37)	(1,259)	(597)	(218)
Net unrealized appreciation (depreciation) of investments	356	3,503	3,534	645
Net increase (decrease) in net assets from operations	318	2,257	2,964	419
Changes from principal transactions:				
Total unit transactions	890	606	1,060	(338)
Increase (decrease) in assets derived from principal transactions	890	606	1,060	(338)
Total increase (decrease)	1,208	2,863	4,024	81
Net assets at December 31, 2009	1,347	6,191	8,208	2,000
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(40)	(30)	(14)
Total realized gain (loss) on investments and capital gains distributions	276	15	(78)	(104)
Net unrealized appreciation (depreciation) of investments	(164)	1,247	1,617	562
Net increase (decrease) in net assets from operations	102	1,222	1,509	444
Changes from principal transactions:				
Total unit transactions	(109)	842	1,804	(351)
Increase (decrease) in assets derived from principal transactions	(109)	842	1,804	(351)
Total increase (decrease)	(7)	2,064	3,313	93
Net assets at December 31, 2010	$ 1,340	$ 8,255	$ 11,521	$ 2,093

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class
Net assets at January 1, 2009	$ 102	$ 6,965	$ 4,020	$ 458
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(58)	2	(3)
Total realized gain (loss) on investments and capital gains distributions	(4)	(234)	(1,358)	(157)
Net unrealized appreciation (depreciation) of investments	32	2,959	1,854	244
Net increase (decrease) in net assets from operations	27	2,667	498	84
Changes from principal transactions:				
Total unit transactions	14	(642)	(1,335)	(42)
Increase (decrease) in assets derived from principal transactions	14	(642)	(1,335)	(42)
Total increase (decrease)	41	2,025	(837)	42
Net assets at December 31, 2009	143	8,990	3,183	500
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(73)	(5)	(3)
Total realized gain (loss) on investments and capital gains distributions	(9)	196	(609)	(102)
Net unrealized appreciation (depreciation) of investments	47	928	1,073	172
Net increase (decrease) in net assets from operations	36	1,051	459	67
Changes from principal transactions:				
Total unit transactions	145	(1,052)	(937)	(135)
Increase (decrease) in assets derived from principal transactions	145	(1,052)	(937)	(135)
Total increase (decrease)	181	(1)	(478)	(68)
Net assets at December 31, 2010	$ 324	$ 8,989	$ 2,705	$ 432

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class		ING Marsico International Opportunities Portfolio - Service Class		ING MFS Total Return Portfolio - Institutional Class		ING MFS Total Return Portfolio - Service Class	
Net assets at January 1, 2009	$	1,285	$	5,138	$	48,840	$	1,153
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		-		6		648		21
Total realized gain (loss) on investments								
and capital gains distributions		(278)		(1,112)		(4,970)		(235)
Net unrealized appreciation (depreciation)								
of investments		650		2,678		11,208		375
Net increase (decrease) in net assets from operations		372		1,572		6,886		161
Changes from principal transactions:								
Total unit transactions		(62)		(1,281)		(9,057)		(26)
Increase (decrease) in assets derived from principal								
transactions		(62)		(1,281)		(9,057)		(26)
Total increase (decrease)		310		291		(2,171)		135
Net assets at December 31, 2009		1,595		5,429		46,669		1,288
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		(5)		14		(338)		(4)
Total realized gain (loss) on investments								
and capital gains distributions		(175)		(835)		(2,960)		(173)
Net unrealized appreciation (depreciation)								
of investments		394		1,324		6,835		272
Net increase (decrease) in net assets from operations		214		503		3,537		95
Changes from principal transactions:								
Total unit transactions		(286)		(1,232)		(9,396)		(292)
Increase (decrease) in assets derived from principal								
transactions		(286)		(1,232)		(9,396)		(292)
Total increase (decrease)		(72)		(729)		(5,859)		(197)
Net assets at December 31, 2010	$	1,523	$	4,700	$	40,810	$	1,091

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
Net assets at January 1, 2009	$ 2,161	$ 1,748	$ 3,765	$ 10,140
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	226	(26)	25
Total realized gain (loss) on investments and capital gains distributions	(645)	(214)	(842)	(695)
Net unrealized appreciation (depreciation) of investments	1,101	1,210	1,187	2,808
Net increase (decrease) in net assets from operations	548	1,222	319	2,138
Changes from principal transactions:				
Total unit transactions	(471)	1,560	(982)	(897)
Increase (decrease) in assets derived from principal transactions	(471)	1,560	(982)	(897)
Total increase (decrease)	77	2,782	(663)	1,241
Net assets at December 31, 2009	2,238	4,530	3,102	11,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	44	289	56	3
Total realized gain (loss) on investments and capital gains distributions	(274)	410	(200)	(448)
Net unrealized appreciation (depreciation) of investments	501	(144)	684	1,817
Net increase (decrease) in net assets from operations	271	555	540	1,372
Changes from principal transactions:				
Total unit transactions	(20)	(358)	(212)	(1,849)
Increase (decrease) in assets derived from principal transactions	(20)	(358)	(212)	(1,849)
Total increase (decrease)	251	197	328	(477)
Net assets at December 31, 2010	$ 2,489	$ 4,727	$ 3,430	$ 10,904

The accompanying notes are an integral part of these financial statements.

73

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2009	$ 2,428	$ 700	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	-	(13)	(17)
Total realized gain (loss) on investments and capital gains distributions	(356)	(253)	3	3
Net unrealized appreciation (depreciation) of investments	867	378	109	125
Net increase (decrease) in net assets from operations	526	125	99	111
Changes from principal transactions:				
Total unit transactions	(334)	(88)	5,526	7,553
Increase (decrease) in assets derived from principal transactions	(334)	(88)	5,526	7,553
Total increase (decrease)	192	37	5,625	7,664
Net assets at December 31, 2009	2,620	737	5,625	7,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(3)	(45)	(49)
Total realized gain (loss) on investments and capital gains distributions	(176)	(37)	37	87
Net unrealized appreciation (depreciation) of investments	588	152	522	574
Net increase (decrease) in net assets from operations	419	112	514	612
Changes from principal transactions:				
Total unit transactions	(244)	(18)	(601)	(1,823)
Increase (decrease) in assets derived from principal transactions	(244)	(18)	(601)	(1,823)
Total increase (decrease)	175	94	(87)	(1,211)
Net assets at December 31, 2010	$ 2,795	$ 831	$ 5,538	$ 6,453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2009	$ -	$ 7,963	$ 4,389	$ 438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	104	45	4
Total realized gain (loss) on investments				
and capital gains distributions	3	(1,192)	(1,167)	(101)
Net unrealized appreciation (depreciation)				
of investments	124	3,633	2,239	215
Net increase (decrease) in net assets from operations	106	2,545	1,117	118
Changes from principal transactions:				
Total unit transactions	8,922	512	551	(67)
Increase (decrease) in assets derived from principal				
transactions	8,922	512	551	(67)
Total increase (decrease)	9,028	3,057	1,668	51
Net assets at December 31, 2009	9,028	11,020	6,057	489
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(56)	80	36	-
Total realized gain (loss) on investments				
and capital gains distributions	161	(671)	(758)	(107)
Net unrealized appreciation (depreciation)				
of investments	522	1,956	1,404	120
Net increase (decrease) in net assets from operations	627	1,365	682	13
Changes from principal transactions:				
Total unit transactions	(2,481)	(941)	(948)	(175)
Increase (decrease) in assets derived from principal				
transactions	(2,481)	(941)	(948)	(175)
Total increase (decrease)	(1,854)	424	(266)	(162)
Net assets at December 31, 2010	$ 7,174	$ 11,444	$ 5,791	$ 327

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net assets at January 1, 2009	$ -	$ 835	$ 666	$ 123
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	3	(4)	(1)
Total realized gain (loss) on investments and capital gains distributions	-	(205)	(196)	(53)
Net unrealized appreciation (depreciation) of investments	-	373	239	134
Net increase (decrease) in net assets from operations	-	171	39	80
Changes from principal transactions:				
Total unit transactions	-	(141)	(422)	113
Increase (decrease) in assets derived from principal transactions	-	(141)	(422)	113
Total increase (decrease)	-	30	(383)	193
Net assets at December 31, 2009	-	865	283	316
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(5)	(2)	-
Total realized gain (loss) on investments and capital gains distributions	8	(47)	1	33
Net unrealized appreciation (depreciation) of investments	6	139	14	(63)
Net increase (decrease) in net assets from operations	15	87	13	(30)
Changes from principal transactions:				
Total unit transactions	45	(95)	(82)	(286)
Increase (decrease) in assets derived from principal transactions	45	(95)	(82)	(286)
Total increase (decrease)	60	(8)	(69)	(316)
Net assets at December 31, 2010	$ 60	$ 857	$ 214	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class
Net assets at January 1, 2009	$ 207,378	$ -	$ 1,200	$ 266
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,621)	-	12	(2)
Total realized gain (loss) on investments and capital gains distributions	73	-	(248)	(23)
Net unrealized appreciation (depreciation) of investments	-	-	626	107
Net increase (decrease) in net assets from operations	(1,548)	-	390	82
Changes from principal transactions:				
Total unit transactions	(65,472)	-	(281)	(10)
Increase (decrease) in assets derived from principal transactions	(65,472)	-	(281)	(10)
Total increase (decrease)	(67,020)	-	109	72
Net assets at December 31, 2009	140,358	-	1,309	338
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,386)	(1)	7	(2)
Total realized gain (loss) on investments and capital gains distributions	276	-	(18)	(33)
Net unrealized appreciation (depreciation) of investments	-	-	360	32
Net increase (decrease) in net assets from operations	(1,110)	(1)	349	(3)
Changes from principal transactions:				
Total unit transactions	(41,577)	314	586	(335)
Increase (decrease) in assets derived from principal transactions	(41,577)	314	586	(335)
Total increase (decrease)	(42,687)	313	935	(338)
Net assets at December 31, 2010	$ 97,671	$ 313	$ 2,244	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2009	$ 2,765	$ 761	$ 2,118	$ 1,530
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	1	(9)	7
Total realized gain (loss) on investments and capital gains distributions	(275)	(114)	(548)	(157)
Net unrealized appreciation (depreciation) of investments	1,154	254	1,202	496
Net increase (decrease) in net assets from operations	852	141	645	346
Changes from principal transactions:				
Total unit transactions	(282)	(239)	(282)	(112)
Increase (decrease) in assets derived from principal transactions	(282)	(239)	(282)	(112)
Total increase (decrease)	570	(98)	363	234
Net assets at December 31, 2009	3,335	663	2,481	1,764
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	-	(16)	(2)
Total realized gain (loss) on investments and capital gains distributions	(11)	(39)	(185)	(196)
Net unrealized appreciation (depreciation) of investments	822	168	453	535
Net increase (decrease) in net assets from operations	780	129	252	337
Changes from principal transactions:				
Total unit transactions	(415)	(73)	(113)	(356)
Increase (decrease) in assets derived from principal transactions	(415)	(73)	(113)	(356)
Total increase (decrease)	365	56	139	(19)
Net assets at December 31, 2010	$ 3,700	$ 719	$ 2,620	$ 1,745

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class
Net assets at January 1, 2009	$ 16,298	$ 76,622	$ 44,027	$ 16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(212)	1,043	1,156	3
Total realized gain (loss) on investments and capital gains distributions	439	(1,495)	(694)	(1)
Net unrealized appreciation (depreciation) of investments	4,349	26,495	7,170	20
Net increase (decrease) in net assets from operations	4,576	26,043	7,632	22
Changes from principal transactions:				
Total unit transactions	(2,199)	(11,001)	(7,929)	70
Increase (decrease) in assets derived from principal transactions	(2,199)	(11,001)	(7,929)	70
Total increase (decrease)	2,377	15,042	(297)	92
Net assets at December 31, 2009	18,675	91,664	43,730	108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(235)	405	841	2
Total realized gain (loss) on investments and capital gains distributions	915	499	1,275	-
Net unrealized appreciation (depreciation) of investments	3,283	11,231	3,922	13
Net increase (decrease) in net assets from operations	3,963	12,135	6,038	15
Changes from principal transactions:				
Total unit transactions	(2,105)	(11,679)	(5,160)	(8)
Increase (decrease) in assets derived from principal transactions	(2,105)	(11,679)	(5,160)	(8)
Total increase (decrease)	1,858	456	878	7
Net assets at December 31, 2010	$ 20,533	$ 92,120	$ 44,608	$ 115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2009	$ 9,940	$ 12,668	$ 2,423	$ 1,467
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	294	1,054	90	45
Total realized gain (loss) on investments and capital gains distributions	482	(769)	(100)	(257)
Net unrealized appreciation (depreciation) of investments	555	7,802	565	574
Net increase (decrease) in net assets from operations	1,331	8,087	555	362
Changes from principal transactions:				
Total unit transactions	3,067	(1,370)	327	180
Increase (decrease) in assets derived from principal transactions	3,067	(1,370)	327	180
Total increase (decrease)	4,398	6,717	882	542
Net assets at December 31, 2009	14,338	19,385	3,305	2,009
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	368	943	51	18
Total realized gain (loss) on investments and capital gains distributions	347	686	(42)	(51)
Net unrealized appreciation (depreciation) of investments	262	1,442	341	306
Net increase (decrease) in net assets from operations	977	3,071	350	273
Changes from principal transactions:				
Total unit transactions	(113)	(2,795)	54	122
Increase (decrease) in assets derived from principal transactions	(113)	(2,795)	54	122
Total increase (decrease)	864	276	404	395
Net assets at December 31, 2010	$ 15,202	$ 19,661	$ 3,709	$ 2,404

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2009	$ 1,196	$ 764	$ 1,349	$ 32,650
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40	16	71	(265)
Total realized gain (loss) on investments and capital gains distributions	(120)	(27)	(134)	(2,117)
Net unrealized appreciation (depreciation) of investments	526	269	264	15,853
Net increase (decrease) in net assets from operations	446	258	201	13,471
Changes from principal transactions:				
Total unit transactions	697	178	(114)	(3,996)
Increase (decrease) in assets derived from principal transactions	697	178	(114)	(3,996)
Total increase (decrease)	1,143	436	87	9,475
Net assets at December 31, 2009	2,339	1,200	1,436	42,125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	4	24	(375)
Total realized gain (loss) on investments and capital gains distributions	(96)	(122)	70	(154)
Net unrealized appreciation (depreciation) of investments	464	203	(5)	11,138
Net increase (decrease) in net assets from operations	381	85	89	10,609
Changes from principal transactions:				
Total unit transactions	551	(345)	(646)	(4,305)
Increase (decrease) in assets derived from principal transactions	551	(345)	(646)	(4,305)
Total increase (decrease)	932	(260)	(557)	6,304
Net assets at December 31, 2010	$ 3,271	$ 940	$ 879	$ 48,429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Net assets at January 1, 2009	$ 25,211	$ 18,241	$ 13,421	$ 15,297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(303)	(211)	5	36
Total realized gain (loss) on investments and capital gains distributions	376	(2,245)	65	(655)
Net unrealized appreciation (depreciation) of investments	9,652	7,347	5,152	4,612
Net increase (decrease) in net assets from operations	9,725	4,891	5,222	3,993
Changes from principal transactions:				
Total unit transactions	(3,147)	(2,062)	(1,293)	(2,674)
Increase (decrease) in assets derived from principal transactions	(3,147)	(2,062)	(1,293)	(2,674)
Total increase (decrease)	6,578	2,829	3,929	1,319
Net assets at December 31, 2009	31,789	21,070	17,350	16,616
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(372)	228	61	(52)
Total realized gain (loss) on investments and capital gains distributions	845	(1,358)	919	93
Net unrealized appreciation (depreciation) of investments	3,932	2,480	578	1,702
Net increase (decrease) in net assets from operations	4,405	1,350	1,558	1,743
Changes from principal transactions:				
Total unit transactions	(3,763)	(2,785)	(1,696)	(2,589)
Increase (decrease) in assets derived from principal transactions	(3,763)	(2,785)	(1,696)	(2,589)
Total increase (decrease)	642	(1,435)	(138)	(846)
Net assets at December 31, 2010	$ 32,431	$ 19,635	$ 17,212	$ 15,770

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2009	$ 1,370	$ 67,293	$ 8,278	$ 8,438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	436	573	754
Total realized gain (loss) on investments and capital gains distributions	(475)	(3,284)	(886)	(893)
Net unrealized appreciation (depreciation) of investments	691	15,032	1,547	1,880
Net increase (decrease) in net assets from operations	229	12,184	1,234	1,741
Changes from principal transactions:				
Total unit transactions	(574)	(12,682)	(818)	(1,485)
Increase (decrease) in assets derived from principal transactions	(574)	(12,682)	(818)	(1,485)
Total increase (decrease)	(345)	(498)	416	256
Net assets at December 31, 2009	1,025	66,795	8,694	8,694
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	371	274	217
Total realized gain (loss) on investments and capital gains distributions	(136)	(505)	(439)	(826)
Net unrealized appreciation (depreciation) of investments	277	6,484	979	1,551
Net increase (decrease) in net assets from operations	146	6,350	814	942
Changes from principal transactions:				
Total unit transactions	(234)	(11,310)	(603)	(908)
Increase (decrease) in assets derived from principal transactions	(234)	(11,310)	(603)	(908)
Total increase (decrease)	(88)	(4,960)	211	34
Net assets at December 31, 2010	$ 937	$ 61,835	$ 8,905	$ 8,728

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6
Net assets at January 1, 2009	$ 9,608	$ 186,679	$ 1,685	$ 22,445
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	743	761	31	74
Total realized gain (loss) on investments and capital gains distributions	(932)	(5,761)	(72)	(1,088)
Net unrealized appreciation (depreciation) of investments	1,817	54,072	38	947
Net increase (decrease) in net assets from operations	1,628	49,072	(3)	(67)
Changes from principal transactions:				
Total unit transactions	(1,191)	(20,232)	(201)	(3,883)
Increase (decrease) in assets derived from principal transactions	(1,191)	(20,232)	(201)	(3,883)
Total increase (decrease)	437	28,840	(204)	(3,950)
Net assets at December 31, 2009	10,045	215,519	1,481	18,495
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	294	(15)	3	64
Total realized gain (loss) on investments and capital gains distributions	(969)	1,090	(40)	(844)
Net unrealized appreciation (depreciation) of investments	1,666	25,612	43	833
Net increase (decrease) in net assets from operations	991	26,687	6	53
Changes from principal transactions:				
Total unit transactions	(441)	(16,933)	(110)	(3,345)
Increase (decrease) in assets derived from principal transactions	(441)	(16,933)	(110)	(3,345)
Total increase (decrease)	550	9,754	(104)	(3,292)
Net assets at December 31, 2010	$ 10,595	$ 225,273	$ 1,377	$ 15,203

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net assets at January 1, 2009	$ 12,593	$ 10,922	$ 8,130	$ 6,522
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	49	42	57
Total realized gain (loss) on investments and capital gains distributions	(571)	(663)	(343)	(415)
Net unrealized appreciation (depreciation) of investments	393	596	274	180
Net increase (decrease) in net assets from operations	(117)	(18)	(27)	(178)
Changes from principal transactions:				
Total unit transactions	(1,890)	(2,221)	(1,059)	(1,565)
Increase (decrease) in assets derived from principal transactions	(1,890)	(2,221)	(1,059)	(1,565)
Total increase (decrease)	(2,007)	(2,239)	(1,086)	(1,743)
Net assets at December 31, 2009	10,586	8,683	7,044	4,779
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	42	26	42
Total realized gain (loss) on investments and capital gains distributions	(582)	(331)	(295)	(144)
Net unrealized appreciation (depreciation) of investments	619	348	405	212
Net increase (decrease) in net assets from operations	73	59	136	110
Changes from principal transactions:				
Total unit transactions	(1,864)	(1,162)	(1,018)	(549)
Increase (decrease) in assets derived from principal transactions	(1,864)	(1,162)	(1,018)	(549)
Total increase (decrease)	(1,791)	(1,103)	(882)	(439)
Net assets at December 31, 2010	$ 8,795	$ 7,580	$ 6,162	$ 4,340

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009**
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net assets at January 1, 2009	$ 8,130	$ 20,401	$ 19,436	$ 21,091
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	159	265	325	387
Total realized gain (loss) on investments and capital gains distributions	(557)	(1,488)	(354)	(123)
Net unrealized appreciation (depreciation) of investments	192	712	(694)	(825)
Net increase (decrease) in net assets from operations	(206)	(511)	(723)	(561)
Changes from principal transactions:				
Total unit transactions	(1,900)	(4,304)	(4,261)	(7,952)
Increase (decrease) in assets derived from principal transactions	(1,900)	(4,304)	(4,261)	(7,952)
Total increase (decrease)	(2,106)	(4,815)	(4,984)	(8,513)
Net assets at December 31, 2009	6,024	15,586	14,452	12,578
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	49	157	116	253
Total realized gain (loss) on investments and capital gains distributions	(343)	(1,049)	(127)	(25)
Net unrealized appreciation (depreciation) of investments	469	1,471	685	361
Net increase (decrease) in net assets from operations	175	579	674	589
Changes from principal transactions:				
Total unit transactions	(1,254)	(3,377)	(2,420)	(3,483)
Increase (decrease) in assets derived from principal transactions	(1,254)	(3,377)	(2,420)	(3,483)
Total increase (decrease)	(1,079)	(2,798)	(1,746)	(2,894)
Net assets at December 31, 2010	$ 4,945	$ 12,788	$ 12,706	$ 9,684

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50 Index Portfolio - Institutional Class	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2009	$ 3,743	$ -	$ 79,909	$ 7,814
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51)	-	1,552	74
Total realized gain (loss) on investments and capital gains distributions	(185)	-	(3,224)	(608)
Net unrealized appreciation (depreciation) of investments	2,199	-	16,931	2,701
Net increase (decrease) in net assets from operations	1,963	-	15,259	2,167
Changes from principal transactions:				
Total unit transactions	(50)	-	(10,807)	(682)
Increase (decrease) in assets derived from principal transactions	(50)	-	(10,807)	(682)
Total increase (decrease)	1,913	-	4,452	1,485
Net assets at December 31, 2009	5,656	-	84,361	9,299
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(64)	-	670	29
Total realized gain (loss) on investments and capital gains distributions	(104)	-	(2,462)	(480)
Net unrealized appreciation (depreciation) of investments	1,164	5	10,778	2,226
Net increase (decrease) in net assets from operations	996	5	8,986	1,775
Changes from principal transactions:				
Total unit transactions	272	29	(16,075)	(1,206)
Increase (decrease) in assets derived from principal transactions	272	29	(16,075)	(1,206)
Total increase (decrease)	1,268	34	(7,089)	569
Net assets at December 31, 2010	$ 6,924	$ 34	$ 77,272	$ 9,868

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I
Net assets at January 1, 2009	$ 3,465	$ 211	$ -	$ 4,682
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	(58)	-	54
Total realized gain (loss) on investments and capital gains distributions	(347)	23	2	(643)
Net unrealized appreciation (depreciation) of investments	1,080	1,073	3	1,931
Net increase (decrease) in net assets from operations	769	1,038	5	1,342
Changes from principal transactions:				
Total unit transactions	(295)	10,608	37	7,464
Increase (decrease) in assets derived from principal transactions	(295)	10,608	37	7,464
Total increase (decrease)	474	11,646	42	8,806
Net assets at December 31, 2009	3,939	11,857	42	13,488
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	268	-	160
Total realized gain (loss) on investments and capital gains distributions	(365)	145	-	(1,279)
Net unrealized appreciation (depreciation) of investments	1,154	161	1	243
Net increase (decrease) in net assets from operations	786	574	1	(876)
Changes from principal transactions:				
Total unit transactions	(620)	(2,159)	10	(12,612)
Increase (decrease) in assets derived from principal transactions	(620)	(2,159)	10	(12,612)
Total increase (decrease)	166	(1,585)	11	(13,488)
Net assets at December 31, 2010	$ 4,105	$ 10,272	$ 53	$ -

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2009	$ -	$ 641	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(165)	(115)	(56)	(10)
Total realized gain (loss) on investments and capital gains distributions	270	321	188	20
Net unrealized appreciation (depreciation) of investments	4,353	3,039	1,582	238
Net increase (decrease) in net assets from operations	4,458	3,245	1,714	248
Changes from principal transactions:				
Total unit transactions	24,450	16,229	8,470	1,320
Increase (decrease) in assets derived from principal transactions	24,450	16,229	8,470	1,320
Total increase (decrease)	28,908	19,474	10,184	1,568
Net assets at December 31, 2009	28,908	20,115	10,184	1,568
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(159)	431	40	1
Total realized gain (loss) on investments and capital gains distributions	736	686	1,260	175
Net unrealized appreciation (depreciation) of investments	2,292	751	(416)	(41)
Net increase (decrease) in net assets from operations	2,869	1,868	884	135
Changes from principal transactions:				
Total unit transactions	(3,925)	(2,972)	(2,447)	(156)
Increase (decrease) in assets derived from principal transactions	(3,925)	(2,972)	(2,447)	(156)
Total increase (decrease)	(1,056)	(1,104)	(1,563)	(21)
Net assets at December 31, 2010	$ 27,852	$ 19,011	$ 8,621	$ 1,547

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I
Net assets at January 1, 2009	$ -	$ 29	$ 35	$ 27,869
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	(1)	(143)
Total realized gain (loss) on investments and capital gains distributions	1	-	(9)	(2,713)
Net unrealized appreciation (depreciation) of investments	10	39	38	9,234
Net increase (decrease) in net assets from operations	11	38	28	6,378
Changes from principal transactions:				
Total unit transactions	90	92	60	(3,347)
Increase (decrease) in assets derived from principal transactions	90	92	60	(3,347)
Total increase (decrease)	101	130	88	3,031
Net assets at December 31, 2009	101	159	123	30,900
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(1)	(195)
Total realized gain (loss) on investments and capital gains distributions	6	28	38	(2,021)
Net unrealized appreciation (depreciation) of investments	17	5	(9)	8,641
Net increase (decrease) in net assets from operations	22	33	28	6,425
Changes from principal transactions:				
Total unit transactions	244	68	222	(4,038)
Increase (decrease) in assets derived from principal transactions	244	68	222	(4,038)
Total increase (decrease)	266	101	250	2,387
Net assets at December 31, 2010	$ 367	$ 260	$ 373	$ 33,287

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2009	$ 96	$ 3,607	$ 498	$ 2,720
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	23	(3)	(29)
Total realized gain (loss) on investments and capital gains distributions	15	(1,727)	(133)	125
Net unrealized appreciation (depreciation) of investments	4	2,308	280	809
Net increase (decrease) in net assets from operations	28	604	144	905
Changes from principal transactions:				
Total unit transactions	551	(891)	(119)	(636)
Increase (decrease) in assets derived from principal transactions	551	(891)	(119)	(636)
Total increase (decrease)	579	(287)	25	269
Net assets at December 31, 2009	675	3,320	523	2,989
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	26	-	(20)
Total realized gain (loss) on investments and capital gains distributions	39	(900)	22	256
Net unrealized appreciation (depreciation) of investments	(16)	872	302	534
Net increase (decrease) in net assets from operations	43	(2)	324	770
Changes from principal transactions:				
Total unit transactions	587	(1,446)	1,146	(282)
Increase (decrease) in assets derived from principal transactions	587	(1,446)	1,146	(282)
Total increase (decrease)	630	(1,448)	1,470	488
Net assets at December 31, 2010	$ 1,305	$ 1,872	$ 1,993	$ 3,477

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net assets at January 1, 2009	$ 522	$ 1,876	$ 523	$ 1,084
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(22)	(1)	13
Total realized gain (loss) on investments and capital gains distributions	(182)	(167)	(37)	(50)
Net unrealized appreciation (depreciation) of investments	206	658	140	354
Net increase (decrease) in net assets from operations	21	469	102	317
Changes from principal transactions:				
Total unit transactions	(223)	(341)	23	151
Increase (decrease) in assets derived from principal transactions	(223)	(341)	23	151
Total increase (decrease)	(202)	128	125	468
Net assets at December 31, 2009	320	2,004	648	1,552
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(24)	-	(1)
Total realized gain (loss) on investments and capital gains distributions	123	(27)	(30)	(27)
Net unrealized appreciation (depreciation) of investments	2	615	118	153
Net increase (decrease) in net assets from operations	121	564	88	125
Changes from principal transactions:				
Total unit transactions	411	(103)	(87)	(122)
Increase (decrease) in assets derived from principal transactions	411	(103)	(87)	(122)
Total increase (decrease)	532	461	1	3
Net assets at December 31, 2010	$ 852	$ 2,465	$ 649	$ 1,555

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Net assets at January 1, 2009	$ 16	$ 1	$ 3	$ 5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(1)
Net unrealized appreciation (depreciation) of investments	3	1	-	2
Net increase (decrease) in net assets from operations	4	1	-	1
Changes from principal transactions:				
Total unit transactions	(7)	-	-	(4)
Increase (decrease) in assets derived from principal transactions	(7)	-	-	(4)
Total increase (decrease)	(3)	1	-	(3)
Net assets at December 31, 2009	13	2	3	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	1	-	-	-
Net increase (decrease) in net assets from operations	1	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease)	1	-	-	-
Net assets at December 31, 2010	$ 14	$ 2	$ 3	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA
Net assets at January 1, 2009	$ 2	$ 2,000	$ 47	$ 255
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(7)	1	2
Total realized gain (loss) on investments and capital gains distributions	-	(594)	-	(14)
Net unrealized appreciation (depreciation) of investments	1	980	17	76
Net increase (decrease) in net assets from operations	1	379	18	64
Changes from principal transactions:				
Total unit transactions	(2)	(278)	(3)	(31)
Increase (decrease) in assets derived from principal transactions	(2)	(278)	(3)	(31)
Total increase (decrease)	(1)	101	15	33
Net assets at December 31, 2009	1	2,101	62	288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(10)	1	-
Total realized gain (loss) on investments and capital gains distributions	-	(146)	(2)	(9)
Net unrealized appreciation (depreciation) of investments	-	655	10	47
Net increase (decrease) in net assets from operations	-	499	9	38
Changes from principal transactions:				
Total unit transactions	-	(50)	(8)	(40)
Increase (decrease) in assets derived from principal transactions	-	(50)	(8)	(40)
Total increase (decrease)	-	449	1	(2)
Net assets at December 31, 2010	$ 1	$ 2,550	$ 63	$ 286

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Small- & Mid- Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Net assets at January 1, 2009	$ 382	$ 37	$ 5,888	$ 1,033
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	167	7
Total realized gain (loss) on investments and capital gains distributions	(26)	(22)	157	(702)
Net unrealized appreciation (depreciation) of investments	173	31	821	1,653
Net increase (decrease) in net assets from operations	147	8	1,145	958
Changes from principal transactions:				
Total unit transactions	57	150	1,679	829
Increase (decrease) in assets derived from principal transactions	57	150	1,679	829
Total increase (decrease)	204	158	2,824	1,787
Net assets at December 31, 2009	586	195	8,712	2,820
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(2)	48	(12)
Total realized gain (loss) on investments and capital gains distributions	(11)	36	335	258
Net unrealized appreciation (depreciation) of investments	149	1	147	207
Net increase (decrease) in net assets from operations	136	35	530	453
Changes from principal transactions:				
Total unit transactions	149	(175)	(2,188)	1,090
Increase (decrease) in assets derived from principal transactions	149	(175)	(2,188)	1,090
Total increase (decrease)	285	(140)	(1,658)	1,543
Net assets at December 31, 2010	$ 871	$ 55	$ 7,054	$ 4,363

The accompanying notes are an integral part of these financial statements.

95

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I	Wanger International	Wanger Select
Net assets at January 1, 2009	$ 308	$ -	$ 406	$ 1,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(2)	23	(17)
Total realized gain (loss) on investments and capital gains distributions	(124)	1	(13)	(652)
Net unrealized appreciation (depreciation) of investments	252	100	224	1,708
Net increase (decrease) in net assets from operations	152	99	234	1,039
Changes from principal transactions:				
Total unit transactions	91	609	773	74
Increase (decrease) in assets derived from principal transactions	91	609	773	74
Total increase (decrease)	243	708	1,007	1,113
Net assets at December 31, 2009	551	708	1,413	2,845
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	-	27	(7)
Total realized gain (loss) on investments and capital gains distributions	16	167	66	(115)
Net unrealized appreciation (depreciation) of investments	39	(100)	238	801
Net increase (decrease) in net assets from operations	79	67	331	679
Changes from principal transactions:				
Total unit transactions	(128)	(775)	246	(17)
Increase (decrease) in assets derived from principal transactions	(128)	(775)	246	(17)
Total increase (decrease)	(49)	(708)	577	662
Net assets at December 31, 2010	$ 502	$ -	$ 1,990	$ 3,507

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Wanger USA
Net assets at January 1, 2009	$ 231
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(2)
Total realized gain (loss) on investments and capital gains distributions	(107)
Net unrealized appreciation (depreciation) of investments	219
Net increase (decrease) in net assets from operations	110
Changes from principal transactions:	
Total unit transactions	91
Increase (decrease) in assets derived from principal transactions	91
Total increase (decrease)	201
Net assets at December 31, 2009	432
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(5)
Total realized gain (loss) on investments and capital gains distributions	17
Net unrealized appreciation (depreciation) of investments	103
Net increase (decrease) in net assets from operations	115
Changes from principal transactions:	
Total unit transactions	260
Increase (decrease) in assets derived from principal transactions	260
Total increase (decrease)	375
Net assets at December 31, 2010	$ 807

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Variable Annuity Account B of ING Life Insurance and Annuity Company (the
"Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or
the "Company") to support the operations of variable annuity contracts ("Contracts").
The Company is an indirect wholly owned subsidiary of ING America Insurance
Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of
Delaware.   ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V.
("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has
agreed to separate its banking and insurance businesses by 2013. ING intends to achieve
this separation by divestment of its insurance and investment management operations,
including the Company. ING has announced that it will explore all options for
implementing the separation including one or more initial public offerings ("IPOs"), sales
or a combination thereof. On November 10, 2010, ING announced that while the option
of one global IPO remains open, ING and its U.S. insurance affiliates, including the
Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one
separate U.S. focused IPO.

The Account is registered as a unit investment trust with the Securities and Exchange
Commission under the Investment Company Act of 1940, as amended. The Account is
exclusively for use with Contracts that may be entitled to tax-deferred treatment under
specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for
variable accumulation and benefits under the Contracts by crediting annuity
considerations to one or more divisions within the Account or the fixed separate account,
which is not part of the Account, as directed by the contractowners. The portion of the
Account's assets applicable to Contracts will not be charged with liabilities arising out of
any other business ILIAC may conduct, but obligations of the Account, including the
promise to make benefit payments, are obligations of ILIAC. Under applicable insurance
law, the assets and liabilities of the Account are clearly identified and distinguished from
the other assets and liabilities of ILIAC.

At December 31, 2010, the Account had 137 investment divisions (the "Divisions"), 34
of which invest in independently managed mutual funds and 103 of which invest in
mutual funds managed by affiliates, either Directed Services LLC ("DSL"), or ING
Investments, LLC ("IIL").   The assets in each Division are invested in shares of a
designated fund ("Fund") of various investment trusts (the "Trusts"). Investment
Divisions with asset balances at December 31, 2010 and related Trusts are as follows:

American Funs Insurance Series:
   American Funds Insurance Series® International
    Fund - Class 2**
Calvert Variable Series, Inc.:
   Calvert VP SRI Balanced Portfolio

Federated Insurance Series:
   Federated Capital Appreciation Fund II - Primary
    Shares**
   Federated Capital Income Fund II
   Federated Fund for U.S. Government Securities II
   Federated High Income Bond Fund II - Primary Shares

Federated Insurance Series (continued):
 Federated Kaufmann Fund II - Primary Shares**
 Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
 Fidelity® VIP Equity-Income Portfolio - Initial
  Class
 Fidelity® VIP Growth Portfolio - Initial Class
 Fidelity® VIP High Income Portfolio - Initial Class
 Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
 Fidelity® VIP Contrafund® Portfolio - Initial Class
 Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
 Fidelity® VIP Investment Grade Bond Portfolio -
  Initial Class
Franklin Templeton Variable Insurance Products Trust:
 Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
 ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
 ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
 ING American Funds Growth Portfolio
 ING American Funds Growth-Income Portfolio
 ING American Funds International Portfolio
 ING Artio Foreign Portfolio - Service Class
 ING BlackRock Inflation Protected Bond Portfolio -
  Institutional Class**
 ING BlackRock Large Cap Growth Portfolio -
  Institutional Class
 ING Clarion Global Real Estate Portfolio -
  Institutional Class
 ING Clarion Global Real Estate Portfolio - Service
  Class
 ING Clarion Real Estate Portfolio - Service Class
 ING FMR^{SM} Diversified Mid Cap Portfolio -
  Institutional Class
 ING FMR^{SM} Diversified Mid Cap Portfolio - Service
  Class
 ING Franklin Income Portfolio - Service Class
 ING Franklin Mutual Shares Portfolio - Service Class
 ING Global Resources Portfolio - Service Class
 ING Janus Contrarian Portfolio - Service Class
 ING JPMorgan Emerging Markets Equity Portfolio -
  Institutional Class
 ING JPMorgan Emerging Markets Equity Portfolio -
  Service Class
 ING JPMorgan Small Cap Core Equity Portfolio -
  Institutional Class
 ING JPMorgan Small Cap Core Equity Portfolio -
  Service Class
 ING Large Cap Growth Portfolio - Institutional Class
 ING Lord Abbett Growth and Income Portfolio -
  Institutional Class
 ING Lord Abbett Growth and Income Portfolio -
  Service Class
 ING Marsico Growth Portfolio - Service Class

ING Investors Trust (continued):
 ING Marsico International Opportunities Portfolio -
  Service Class
 ING MFS Total Return Portfolio - Institutional Class
 ING MFS Total Return Portfolio - Service Class
 ING MFS Utilities Portfolio - Service Class
 ING PIMCO High Yield Portfolio - Service Class
 ING Pioneer Equity Income Portfolio - Institutional
  Class
 ING Pioneer Fund Portfolio - Institutional Class
 ING Pioneer Mid Cap Value Portfolio - Institutional
  Class
 ING Pioneer Mid Cap Value Portfolio - Service Class
 ING Retirement Growth Portfolio - Adviser Class*
 ING Retirement Moderate Growth Portfolio - Adviser
  Class*
 ING Retirement Moderate Portfolio - Adviser Class*
 ING T. Rowe Price Capital Appreciation Portfolio -
  Service Class
 ING T. Rowe Price Equity Income Portfolio - Service
  Class
 ING Templeton Global Growth Portfolio - Service
  Class
 ING U.S. Stock Index Portfolio - Service Class**
 ING Van Kampen Growth and Income Portfolio -
  Service Class
 ING Wells Fargo HealthCare Portfolio - Service Class
ING Money Market Portfolio:
 ING Money Market Portfolio - Class I
 ING Money Market Portfolio - Class S**
ING Partners, Inc.:
 ING American Century Small-Mid Cap Value
  Portfolio - Service Class
 ING Baron Small Cap Growth Portfolio - Service
  Class
 ING Columbia Small Cap Value Portfolio - Service
  Class
 ING Davis New York Venture Portfolio - Service
  Class
 ING JPMorgan Mid Cap Value Portfolio - Service
  Class
 ING Legg Mason ClearBridge Aggressive Growth
  Portfolio - Initial Class
 ING Oppenheimer Global Portfolio - Initial Class
 ING Oppenheimer Global Strategic Income
  Portfolio - Initial Class
 ING Oppenheimer Global Strategic Income
  Portfolio - Service Class
 ING PIMCO Total Return Portfolio - Service Class
 ING Pioneer High Yield Portfolio - Initial Class
 ING Solution 2015 Portfolio - Service Class
 ING Solution 2025 Portfolio - Service Class
 ING Solution 2035 Portfolio - Service Class
 ING Solution 2045 Portfolio - Service Class
 ING Solution Income Portfolio - Service Class
 ING T. Rowe Price Diversified Mid Cap Growth
  Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING Templeton Foreign Equity Portfolio - Initial
    Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio -
    Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class I
  ING Euro STOXX 50 Index Portfolio - Institutional
    Class**
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S*
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I*
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class I*
  ING Russell™ Large Cap Value Index Portfolio -
    Class S*
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S*

ING Variable Portfolios, Inc. (continued):
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Capital Appreciation Fund - Series I
    Shares
  Invesco V.I. Core Equity Fund - Series I Shares
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Enterprise Portfolio - Institutional
    Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional
    Shares
  Janus Aspen Series Worldwide Portfolio -
    Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio -
    Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer Small- & Mid-Cap Growth Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

*   Division added to the list in 2009
** Division added to the list in 2010

The names of certain Divisions were changed during 2010. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Calvert Variable Series, Inc.:	Calvert Variable Series, Inc.:
Calvert VP SRI Balanced Portfolio	Calvert Social Balanced Portfolio
ING Investors Trust:	ING Investors Trust:
ING Large Cap Growth Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class
ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
ING Lord Abbett Growth and Income Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class
ING Wells Fargo HealthCare Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
ING Oppenheimer Global Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class
ING U.S. Stock Index Portfolio - Service Class	ING Stock Index Portfolio - Service Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING Euro STOXX 50 Index Portfolio - Institutional Class	ING Dow Jones Euro STOXX 50 Index Portfolio - Institutional Class
Invesco Variable Insurance Funds:	AIM Variable Insurance Funds:
Invesco V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Capital Appreciation Fund - Series I Shares
Invesco V.I. Core Equity Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Small- & Mid-Cap Growth Fund/VA	Oppenheimer MidCap Fund/VA

During 2010, the following Divisions were closed to contractowners:

Federated Insurance Series:
    Federated Clover Value Fund II - Primary Shares
    Federated Equity Income Fund II
    Federated International Equity Fund II
    Federated Mid Cap Growth Strategies Fund II
ING Investors Trust:
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
    ING Baron Asset Portfolio - Service Class
ING Variable Portfolios, Inc.:
    ING Opportunistic Large Cap Portfolio - Class I
Premier VIT:
    Premier VIT OpCap Mid Cap Portfolio - Class I

The following fund had no activity for the year ended December 31, 2010, and was closed:

ING Variable Portfolios, Inc.:
    ING Opportunistic Large Cap Portfolio - Class S

The following Divisions were available to contractowners during 2010, but did not have any activity as of December 31, 2010:

American Funds Insurance Series:
  American Funds Insurance Series® Growth-Income Fund - Class 2
EuroPacific Growth Fund®:
  American Funds EuroPacific Growth Fund® - Class R-4
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager Portfolio - Initial Class
The Growth Fund of America®, Inc.:
  American Funds The Growth Fund of America® - Class R-4
ING Investors Trust:
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING Retirement Moderate Growth Portfolio - Institutional Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
  ING Oppenheimer Global Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
  ING Growth and Income Portfolio - Class S
  ING Growth and Income Portfolio - Adviser Class
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
  Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
  PIMCO VIT Foreign Bond Portfolio (Unhedged) - Administrative Class
Templeton Income Trust:
  Templeton Global Bond Fund - Class A

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009, were issued.

3.   Recently Adopted Accounting Standards

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

▪   Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
▪   Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
▪   Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
▪   Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account under FASB Accounting Standards Codification™ ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820"). As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

▪   The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
▪   The circumstances under which an entity should recognize such events or transactions in its financial statements; and
▪   Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure

**VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

4.   Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2010 and 2009, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2010.

105

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

▪ Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪ Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6. **Related Party Transactions**

During the year ended December 31, 2010, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The

Trusts' advisory agreement provided for fees at annual rates ranging up to 1.25% of the average net assets of each respective Fund.

7.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

	Year ended December 31			
	2010		2009	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
American Funds Insurance Series:				
American Funds Insurance Series® International Fund - Class 2	$ 4	$ -	$ -	$ -
Calvert Variable Series, Inc.:				
Calvert VP SRI Balanced Portfolio	89	480	209	353
Federated Insurance Series:				
Federated Capital Appreciation Fund II - Primary Shares	7,553	1,546	-	-
Federated Capital Income Fund II	2,572	798	111	326
Federated Clover Value Fund II - Primary Shares	204	7,979	310	2,080
Federated Equity Income Fund II	140	2,320	136	492
Federated Fund for U.S. Government Securities II	232	595	97	397
Federated High Income Bond Fund II - Primary Shares	423	855	487	861
Federated International Equity Fund II	10	1,494	67	291
Federated Kaufmann Fund II - Primary Shares	2,383	525	-	-
Federated Mid Cap Growth Strategies Fund II	33	2,542	78	791
Federated Prime Money Fund II	1,511	1,054	1,305	1,549
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,025	12,340	2,018	11,438
Fidelity® VIP Growth Portfolio - Initial Class	1,119	1,847	309	1,593
Fidelity® VIP High Income Portfolio - Initial Class	15	30	461	396
Fidelity® VIP Overseas Portfolio - Initial Class	1,011	2,036	823	951
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	5,057	22,093	4,286	20,151
Fidelity® VIP Index 500 Portfolio - Initial Class	1,034	3,982	1,437	4,123
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	40	113	88	98
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	1,128	1,883	755	690
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	4,418	12,170	4,550	15,156
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	10,430	19,047	25,841	26,612
ING Investors Trust:				
ING American Funds Growth Portfolio	452	4,339	3,078	3,481
ING American Funds Growth-Income Portfolio	532	3,797	1,839	2,690
ING American Funds International Portfolio	682	4,225	4,354	3,439
ING Artio Foreign Portfolio - Service Class	846	3,452	1,800	2,738
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	375	77	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	884	3,833	876	3,796
ING Clarion Global Real Estate Portfolio - Institutional Class	658	855	746	433

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year ended December 31			
	2010		**2009**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Clarion Global Real Estate Portfolio - Service Class	$ 234	$ 273	$ 210	$ 253
ING Clarion Real Estate Portfolio - Service Class	1,391	1,041	465	277
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	1,232	3,242	1,196	3,270
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	889	467	394	290
ING Franklin Income Portfolio - Service Class	793	1,372	1,529	1,250
ING Franklin Mutual Shares Portfolio - Service Class	233	937	371	399
ING Global Resources Portfolio - Service Class	1,846	3,673	1,894	1,636
ING Janus Contrarian Portfolio - Service Class	916	1,034	1,141	251
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	2,854	1,681	2,238	1,619
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	5,176	2,966	2,522	1,436
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	232	596	128	433
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	176	33	26	10
ING Large Cap Growth Portfolio - Institutional Class	864	1,989	893	1,593
ING Lord Abbett Growth and Income Portfolio - Institutional Class	304	1,245	208	1,542
ING Lord Abbett Growth and Income Portfolio - Service Class	77	216	130	175
ING Marsico Growth Portfolio - Service Class	384	675	487	549
ING Marsico International Opportunities Portfolio - Service Class	504	1,722	332	1,608
ING MFS Total Return Portfolio - Institutional Class	726	10,461	2,292	10,702
ING MFS Total Return Portfolio - Service Class	189	485	422	427
ING MFS Utilities Portfolio - Service Class	682	659	491	869
ING PIMCO High Yield Portfolio - Service Class	2,115	2,184	2,892	1,105
ING Pioneer Equity Income Portfolio - Institutional Class	528	683	431	1,439
ING Pioneer Fund Portfolio - Institutional Class	2,318	4,165	1,355	2,227
ING Pioneer Mid Cap Value Portfolio - Institutional Class	432	668	297	617
ING Pioneer Mid Cap Value Portfolio - Service Class	298	319	253	341
ING Retirement Growth Portfolio - Adviser Class	395	1,041	5,831	318
ING Retirement Moderate Growth Portfolio - Adviser Class	225	2,097	7,877	342
ING Retirement Moderate Portfolio - Adviser Class	1,123	3,660	9,334	434
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	2,065	2,926	2,934	2,316
ING T. Rowe Price Equity Income Portfolio - Service Class	988	1,900	2,085	1,488
ING Templeton Global Growth Portfolio - Service Class	84	259	70	134
ING U.S. Stock Index Portfolio - Service Class	192	147	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	38	138	175	313
ING Wells Fargo HealthCare Portfolio - Service Class	119	203	96	522
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	193	478	199	88
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	19,116	61,802	26,385	93,406
ING Money Market Portfolio - Class S	387	74	-	-

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Service Class	$ 738	$ 145	$ 275	$ 545
ING Baron Asset Portfolio - Service Class	2	339	18	30
ING Baron Small Cap Growth Portfolio - Service Class	390	837	420	730
ING Columbia Small Cap Value Portfolio - Service Class	327	400	41	279
ING Davis New York Venture Portfolio - Service Class	490	618	725	1,017
ING JPMorgan Mid Cap Value Portfolio - Service Class	357	715	231	312
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	717	3,057	458	2,870
ING Oppenheimer Global Portfolio - Initial Class	2,778	14,053	4,431	12,950
ING Oppenheimer Global Strategic Income Portfolio - Initial Class	7,927	12,246	4,836	11,608
ING Oppenheimer Global Strategic Income Portfolio - Service Class	4	9	80	7
ING PIMCO Total Return Portfolio - Service Class	4,172	3,897	5,220	1,420
ING Pioneer High Yield Portfolio - Initial Class	4,224	6,076	4,998	5,315
ING Solution 2015 Portfolio - Service Class	424	320	866	421
ING Solution 2025 Portfolio - Service Class	457	318	694	468
ING Solution 2035 Portfolio - Service Class	957	393	926	188
ING Solution 2045 Portfolio - Service Class	352	692	312	110
ING Solution Income Portfolio - Service Class	331	953	849	887
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,231	5,911	790	5,050
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,447	5,582	1,804	5,255
ING Templeton Foreign Equity Portfolio - Initial Class	2,201	4,757	1,554	3,827
ING Thornburg Value Portfolio - Initial Class	2,133	3,768	1,604	2,893
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	480	3,121	481	3,119
ING Van Kampen Comstock Portfolio - Service Class	230	459	196	756
ING Van Kampen Equity and Income Portfolio - Initial Class	1,721	12,660	1,922	14,167
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	1,130	1,458	1,811	2,056
ING Strategic Allocation Growth Portfolio - Class I	512	1,203	1,628	1,894
ING Strategic Allocation Moderate Portfolio - Class I	1,815	1,962	1,819	1,984
ING Variable Funds:				
ING Growth and Income Portfolio - Class I	17,723	34,671	13,004	32,475
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 5	26	134	62	232
ING GET U.S. Core Portfolio - Series 6	355	3,636	646	4,456
ING GET U.S. Core Portfolio - Series 7	355	2,182	264	2,092
ING GET U.S. Core Portfolio - Series 8	181	1,302	222	2,394
ING GET U.S. Core Portfolio - Series 9	139	1,130	183	1,200
ING GET U.S. Core Portfolio - Series 10	120	626	150	1,657

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Insurance Trust (continued):				
ING GET U.S. Core Portfolio - Series 11	$ 142	$ 1,347	$ 294	$ 2,035
ING GET U.S. Core Portfolio - Series 12	398	3,618	572	4,611
ING GET U.S. Core Portfolio - Series 13	348	2,653	656	4,591
ING GET U.S. Core Portfolio - Series 14	438	3,667	786	8,351
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class I	2,302	2,094	1,629	1,730
ING Euro STOXX 50 Index Portfolio - Institutional Class	32	3	-	-
ING Index Plus LargeCap Portfolio - Class I	4,674	20,079	6,406	15,662
ING Index Plus MidCap Portfolio - Class I	526	1,704	445	1,052
ING Index Plus SmallCap Portfolio - Class I	459	1,081	292	551
ING International Index Portfolio - Class I	1,208	3,098	11,629	1,079
ING International Index Portfolio - Class S	19	10	56	19
ING Opportunistic Large Cap Portfolio - Class I	438	12,891	9,126	1,608
ING Russell™ Large Cap Growth Index Portfolio - Class I	504	4,588	27,255	2,970
ING Russell™ Large Cap Index Portfolio - Class I	2,406	4,947	18,026	1,912
ING Russell™ Large Cap Value Index Portfolio - Class I	1,514	3,013	9,784	1,370
ING Russell™ Large Cap Value Index Portfolio - Class S	209	214	1,470	160
ING Russell™ Mid Cap Growth Index Portfolio - Class S	281	36	109	20
ING Russell™ Mid Cap Index Portfolio - Class I	199	130	92	1
ING Russell™ Small Cap Index Portfolio - Class I	359	138	93	34
ING Small Company Portfolio - Class I	1,784	6,017	1,610	5,101
ING U.S. Bond Index Portfolio - Class I	1,295	690	812	247
ING Variable Products Trust:				
ING International Value Portfolio - Class I	173	1,593	461	1,328
ING MidCap Opportunities Portfolio - Class I	1,418	272	126	249
ING MidCap Opportunities Portfolio - Class S	391	693	174	838
ING SmallCap Opportunities Portfolio - Class I	755	348	69	296
ING SmallCap Opportunities Portfolio - Class S	298	425	104	468
Invesco Variable Insurance Funds:				
Invesco V.I. Capital Appreciation Fund - Series I Shares	42	129	98	77
Invesco V.I. Core Equity Fund - Series I Shares	193	317	486	322
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	-	1	6
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-	-	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	-
Janus Aspen Series Janus Portfolio - Institutional Shares	-	-	-	4
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	-	-	1
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	258	319	181	466

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	$ 1	$ 8	$ 2	$ 3
Oppenheimer Main Street Fund®/VA	3	44	5	34
Oppenheimer Main Street Small Cap Fund®/VA	236	90	102	44
Oppenheimer Small- & Mid-Cap Growth Fund/VA	436	613	294	145
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	2,492	4,567	5,987	3,809
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	2,232	1,155	2,845	2,009
Pioneer High Yield VCT Portfolio - Class I	93	196	316	201
Premier VIT:				
Premier VIT OpCap Mid Cap Portfolio - Class I	409	1,184	611	4
Wanger Advisors Trust:				
Wanger International	1,039	766	1,449	654
Wanger Select	710	734	1,298	1,241
Wanger USA	362	106	292	202

8.   Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds Insurance Series:						
American Funds Insurance Series® International Fund - Class 2	290	-	290	-	-	-
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	6,380	24,069	(17,689)	14,851	38,693	(23,842)
Federated Insurance Series:						
Federated Capital Appreciation Fund II - Primary Shares	698,991	141,963	557,028	-	-	-
Federated Capital Income Fund II	142,394	42,173	100,221	13	20,716	(20,703)
Federated Clover Value Fund II - Primary Shares	2,899	388,024	(385,125)	799	115,699	(114,900)
Federated Equity Income Fund II	1,299	168,427	(167,128)	420	38,414	(37,994)
Federated Fund for U.S. Government Securities II	6,880	28,772	(21,892)	158	20,472	(20,314)
Federated High Income Bond Fund II - Primary Shares	2,496	33,294	(30,798)	372	43,405	(43,033)
Federated International Equity Fund II	276	99,350	(99,074)	1,020	21,618	(20,598)
Federated Kaufmann Fund II - Primary Shares	221,247	46,291	174,956	-	-	-
Federated Mid Cap Growth Strategies Fund II	871	115,106	(114,235)	744	40,712	(39,968)
Federated Prime Money Fund II	111,832	75,698	36,134	94,937	111,757	(16,820)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	289,457	970,275	(680,818)	273,940	1,141,026	(867,086)
Fidelity® VIP Growth Portfolio - Initial Class	116,977	157,602	(40,625)	84,281	148,777	(64,496)
Fidelity® VIP High Income Portfolio - Initial Class	8,969	11,148	(2,179)	52,727	44,351	8,376
Fidelity® VIP Overseas Portfolio - Initial Class	59,163	119,285	(60,122)	85,872	95,732	(9,860)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	433,266	1,334,176	(900,910)	628,677	1,570,891	(942,214)
Fidelity® VIP Index 500 Portfolio - Initial Class	16,847	180,953	(164,106)	39,274	245,309	(206,035)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	1,115	6,177	(5,062)	1	4,478	(4,477)

	Year ended December 31					
	2010			**2009**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	115,437	159,524	(44,087)	71,984	79,435	(7,451)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	173,770	670,363	(496,593)	123,503	898,954	(775,451)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	1,144,645	1,890,687	(746,042)	2,092,218	2,358,671	(266,453)
ING Investors Trust:						
ING American Funds Growth Portfolio	147,453	486,341	(338,888)	277,156	543,521	(266,365)
ING American Funds Growth-Income Portfolio	97,831	433,819	(335,988)	199,214	425,532	(226,318)
ING American Funds International Portfolio	138,273	401,481	(263,208)	237,516	421,162	(183,646)
ING Artio Foreign Portfolio - Service Class	95,056	349,996	(254,940)	186,825	324,157	(137,332)
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	35,269	7,252	28,017	-	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	181,753	539,064	(357,311)	190,264	625,964	(435,700)
ING Clarion Global Real Estate Portfolio - Institutional Class	86,513	121,479	(34,966)	98,855	68,330	30,525
ING Clarion Global Real Estate Portfolio - Service Class	31,561	44,066	(12,505)	35,469	43,225	(7,756)
ING Clarion Real Estate Portfolio - Service Class	228,750	196,986	31,764	78,663	64,129	14,534
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	210,859	399,335	(188,476)	246,515	523,391	(276,876)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	80,078	52,369	27,709	42,448	32,872	9,576
ING Franklin Income Portfolio - Service Class	77,979	150,930	(72,951)	215,074	210,719	4,355
ING Franklin Mutual Shares Portfolio - Service Class	40,388	115,650	(75,262)	65,643	66,760	(1,117)
ING Global Resources Portfolio - Service Class	244,937	419,898	(174,961)	323,567	296,460	27,107
ING Janus Contrarian Portfolio - Service Class	134,858	157,370	(22,512)	212,435	52,267	160,168
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	209,652	157,191	52,461	232,513	188,745	43,768
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	257,454	184,636	72,818	182,617	128,172	54,445
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	42,412	72,093	(29,681)	25,050	62,483	(37,433)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	13,316	3,097	10,219	2,312	935	1,377
ING Large Cap Growth Portfolio - Institutional Class	104,885	186,793	(81,908)	93,499	159,508	(66,009)
ING Lord Abbett Growth and Income Portfolio - Institutional Class	66,508	169,860	(103,352)	49,183	236,015	(186,832)
ING Lord Abbett Growth and Income Portfolio - Service Class	12,332	27,767	(15,435)	21,080	25,670	(4,590)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year ended December 31** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Marsico Growth Portfolio - Service Class	40,566	71,968	(31,402)	74,585	82,980	(8,395)
ING Marsico International Opportunities Portfolio - Service Class	111,257	217,466	(106,209)	53,501	192,342	(138,841)
ING MFS Total Return Portfolio - Institutional Class	234,608	1,089,895	(855,287)	370,074	1,337,672	(967,598)
ING MFS Total Return Portfolio - Service Class	25,429	47,593	(22,164)	35,478	40,175	(4,697)
ING MFS Utilities Portfolio - Service Class	58,828	60,712	(1,884)	52,339	91,416	(39,077)
ING PIMCO High Yield Portfolio - Service Class	139,713	165,323	(25,610)	254,085	105,594	148,491
ING Pioneer Equity Income Portfolio - Institutional Class	72,737	98,172	(25,435)	166,042	340,651	(174,609)
ING Pioneer Fund Portfolio - Institutional Class	231,382	408,843	(177,461)	168,119	272,504	(104,385)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	67,059	92,594	(25,535)	53,856	97,088	(43,232)
ING Pioneer Mid Cap Value Portfolio - Service Class	47,740	50,307	(2,567)	51,790	66,134	(14,344)
ING Retirement Growth Portfolio - Adviser Class	65,215	129,291	(64,076)	633,277	33,374	599,903
ING Retirement Moderate Growth Portfolio - Adviser Class	41,628	226,481	(184,853)	854,517	59,018	795,499
ING Retirement Moderate Portfolio - Adviser Class	205,859	449,115	(243,256)	995,166	79,793	915,373
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	181,228	254,436	(73,208)	324,960	284,558	40,402
ING T. Rowe Price Equity Income Portfolio - Service Class	124,378	201,582	(77,204)	258,791	225,432	33,359
ING Templeton Global Growth Portfolio - Service Class	48,423	69,503	(21,080)	16,116	25,672	(9,556)
ING U.S. Stock Index Portfolio - Service Class	19,078	13,935	5,143	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	11,045	20,088	(9,043)	22,385	37,254	(14,869)
ING Wells Fargo HealthCare Portfolio - Service Class	46,222	53,338	(7,116)	24,224	68,498	(44,274)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	39,046	76,206	(37,160)	31,762	13,261	18,501
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	3,612,313	6,809,933	(3,197,620)	5,713,101	10,634,733	(4,921,632)
ING Money Market Portfolio - Class S	38,861	7,275	31,586	-	-	-
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	61,699	21,427	40,272	40,359	55,373	(15,014)
ING Baron Asset Portfolio - Service Class	334	40,020	(39,686)	2,824	4,752	(1,928)
ING Baron Small Cap Growth Portfolio - Service Class	50,417	78,768	(28,351)	66,262	97,489	(31,227)
ING Columbia Small Cap Value Portfolio - Service Class	42,006	52,614	(10,608)	22,323	55,869	(33,546)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year ended December 31** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Davis New York Venture Portfolio - Service Class	82,822	97,897	(15,075)	139,831	164,697	(24,866)
ING JPMorgan Mid Cap Value Portfolio - Service Class	29,300	61,305	(32,005)	66,213	57,313	8,900
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	109,880	317,684	(207,804)	68,170	333,603	(265,433)
ING Oppenheimer Global Portfolio - Initial Class	304,209	1,259,601	(955,392)	361,352	1,528,009	(1,166,657)
ING Oppenheimer Global Strategic Income Portfolio - Initial Class	964,257	1,373,171	(408,914)	738,914	1,524,521	(785,607)
ING Oppenheimer Global Strategic Income Portfolio - Service Class	-	620	(620)	8,318	563	7,755
ING PIMCO Total Return Portfolio - Service Class	312,483	318,095	(5,612)	411,921	184,842	227,079
ING Pioneer High Yield Portfolio - Initial Class	379,388	600,756	(221,368)	558,294	690,660	(132,366)
ING Solution 2015 Portfolio - Service Class	39,617	34,828	4,789	85,865	54,725	31,140
ING Solution 2025 Portfolio - Service Class	43,202	32,509	10,693	94,029	76,134	17,895
ING Solution 2035 Portfolio - Service Class	99,332	42,487	56,845	108,568	26,722	81,846
ING Solution 2045 Portfolio - Service Class	37,160	72,055	(34,895)	41,522	18,629	22,893
ING Solution Income Portfolio - Service Class	20,737	77,576	(56,839)	45,268	57,471	(12,203)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	184,164	533,457	(349,293)	221,453	675,726	(454,273)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	103,190	261,068	(157,878)	158,459	310,627	(152,168)
ING Templeton Foreign Equity Portfolio - Initial Class	304,266	649,503	(345,237)	372,466	711,560	(339,094)
ING Thornburg Value Portfolio - Initial Class	165,842	273,917	(108,075)	143,357	276,675	(133,318)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	63,351	291,239	(227,888)	50,284	324,188	(273,904)
ING Van Kampen Comstock Portfolio - Service Class	16,522	34,715	(18,193)	24,019	86,403	(62,384)
ING Van Kampen Equity and Income Portfolio - Initial Class	153,573	1,128,815	(975,242)	277,154	1,577,239	(1,300,085)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	44,515	83,054	(38,539)	84,168	140,161	(55,993)
ING Strategic Allocation Growth Portfolio - Class I	13,738	81,190	(67,452)	35,818	172,862	(137,044)
ING Strategic Allocation Moderate Portfolio - Class I	96,134	123,773	(27,639)	50,859	147,962	(97,103)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	1,671,662	2,586,747	(915,085)	1,402,356	2,163,221	(760,865)

| | **Year ended December 31** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 5	12,249	22,950	(10,701)	8,447	28,132	(19,685)
ING GET U.S. Core Portfolio - Series 6	84,099	408,334	(324,235)	48,310	427,379	(379,069)
ING GET U.S. Core Portfolio - Series 7	37,810	219,693	(181,883)	5,681	191,041	(185,360)
ING GET U.S. Core Portfolio - Series 8	9,261	121,291	(112,030)	11,515	230,339	(218,824)
ING GET U.S. Core Portfolio - Series 9	44	97,840	(97,796)	18,353	123,182	(104,829)
ING GET U.S. Core Portfolio - Series 10	141	53,512	(53,371)	8,470	164,985	(156,515)
ING GET U.S. Core Portfolio - Series 11	22,092	141,663	(119,571)	2,059	187,548	(185,489)
ING GET U.S. Core Portfolio - Series 12	29,847	351,555	(321,708)	2,465	425,873	(423,408)
ING GET U.S. Core Portfolio - Series 13	28,701	259,093	(230,392)	60,925	483,678	(422,753)
ING GET U.S. Core Portfolio - Series 14	70,821	404,076	(333,255)	1,106,881	1,906,670	(799,789)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	598,273	545,613	52,660	542,180	541,427	753
ING Euro STOXX 50 Index Portfolio - Institutional Class	3,928	302	3,626	-	-	-
ING Index Plus LargeCap Portfolio - Class I	728,151	2,186,850	(1,458,699)	1,279,906	2,757,182	(1,477,276)
ING Index Plus MidCap Portfolio - Class I	42,515	102,930	(60,415)	57,554	90,970	(33,416)
ING Index Plus SmallCap Portfolio - Class I	42,961	88,565	(45,604)	53,811	73,198	(19,387)
ING International Index Portfolio - Class I	125,044	330,349	(205,305)	1,056,564	102,833	953,731
ING International Index Portfolio - Class S	1,418	821	597	4,775	1,450	3,325
ING Opportunistic Large Cap Portfolio - Class I	20,436	963,690	(943,254)	731,488	122,505	608,983
ING Russell™ Large Cap Growth Index Portfolio - Class I	91,780	421,842	(330,062)	2,724,954	266,795	2,458,159
ING Russell™ Large Cap Index Portfolio - Class I	180,172	412,538	(232,366)	1,737,460	183,155	1,554,305
ING Russell™ Large Cap Value Index Portfolio - Class I	101,766	278,689	(176,923)	925,886	113,716	812,170
ING Russell™ Large Cap Value Index Portfolio - Class S	2,790	15,308	(12,518)	137,754	12,385	125,369
ING Russell™ Mid Cap Growth Index Portfolio - Class S	20,066	5,009	15,057	9,834	1,976	7,858
ING Russell™ Mid Cap Index Portfolio - Class I	19,562	15,869	3,693	16,541	2,210	14,331
ING Russell™ Small Cap Index Portfolio - Class I	33,574	15,063	18,511	13,743	4,745	8,998
ING Small Company Portfolio - Class I	132,154	323,791	(191,637)	166,607	388,193	(221,586)
ING U.S. Bond Index Portfolio - Class I	108,200	53,532	54,668	80,002	26,463	53,539

| | Year ended December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING International Value Portfolio - Class I	61,222	169,877	(108,655)	51,096	141,564	(90,468)
ING MidCap Opportunities Portfolio - Class I	91,197	16,051	75,146	19,819	33,072	(13,253)
ING MidCap Opportunities Portfolio - Class S	56,680	82,298	(25,618)	43,046	115,337	(72,291)
ING SmallCap Opportunities Portfolio - Class I	78,398	39,447	38,951	13,871	42,808	(28,937)
ING SmallCap Opportunities Portfolio - Class S	66,181	81,934	(15,753)	64,317	120,283	(55,966)
Invesco Variable Insurance Funds:						
Invesco V.I. Capital Appreciation Fund - Series I Shares	4,959	14,831	(9,872)	15,047	12,433	2,614
Invesco V.I. Core Equity Fund - Series I Shares	21,358	33,045	(11,687)	75,788	55,158	20,630
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	-	-	-	175	(175)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	5	(5)	-	6	(6)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	-	-	-
Janus Aspen Series Janus Portfolio - Institutional Shares	5	3	2	4	290	(286)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	-	-	-	56	(56)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	23,853	27,402	(3,549)	52,626	85,669	(33,043)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	-	344	(344)	-	132	(132)
Oppenheimer Main Street Fund®/VA	17,184	21,456	(4,272)	25	3,800	(3,775)
Oppenheimer Main Street Small Cap Fund®/VA	23,149	11,757	11,392	13,285	7,094	6,191
Oppenheimer Small- & Mid-Cap Growth Fund/VA	50,783	71,559	(20,776)	43,038	22,863	20,175
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	216,671	379,940	(163,269)	475,341	336,948	138,393
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	261,984	156,015	105,969	404,192	291,554	112,638
Pioneer High Yield VCT Portfolio - Class I	9,047	18,859	(9,812)	30,462	25,542	4,920
Premier VIT:						
Premier VIT OpCap Mid Cap Portfolio - Class I	49,724	140,204	(90,480)	93,456	2,976	90,480

| | **Year ended December 31** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Wanger Advisors Trust:						
Wanger International	209,869	186,808	23,061	189,878	93,957	95,921
Wanger Select	70,537	74,056	(3,519)	166,783	167,389	(606)
Wanger USA	38,053	19,433	18,620	30,356	21,192	9,164

9. Unit Summary

A summary of units outstanding at December 31, 2010 follows:

Division/Contract	Units	Unit Value		Extended Value	
American Funds Insurance Series® International Fund - Class 2					
Contracts in accumulation period:					
Non-Qualified V (0.75)	289.658	$	13.95	$	4,041
Calvert VP SRI Balanced Portfolio					
Contracts in accumulation period:					
Non-Qualified V	1,779.149	$	22.98	$	40,885
Non-Qualified V (0.75)	16,307.187		24.75		403,603
Non-Qualified VII	34,362.782		12.63		434,002
Non-Qualified VIII	6,339.050		12.88		81,647
Non-Qualified XXIII	167.542		10.37		1,737
	58,955.710			$	961,874
Federated Capital Appreciation Fund II - Primary Shares					
Currently payable annuity contracts:	6,438.681	$	10.79	$	69,473
Contracts in accumulation period:					
Non-Qualified VII	550,589.155		11.70		6,441,893
	557,027.836			$	6,511,366
Federated Capital Income Fund II					
Currently payable annuity contracts:	1,668.697	$	19.03	$	31,755
Contracts in accumulation period:					
Non-Qualified VII	189,919.226		18.59		3,530,598
	191,587.923			$	3,562,353
Federated Fund for U.S. Government Securities II					
Contracts in accumulation period:					
Non-Qualified VII	66,509.165	$	18.95	$	1,260,349
Federated High Income Bond Fund II - Primary Shares					
Currently payable annuity contracts:	1,577.428	$	25.41	$	40,082
Contracts in accumulation period:					
Non-Qualified VII	164,126.727		24.83		4,075,267
	165,704.155			$	4,115,349
Federated Kaufmann Fund II - Primary Shares					
Contracts in accumulation period:					
Non-Qualified VII	174,955.834	$	12.21	$	2,136,211
Federated Prime Money Fund II					
Currently payable annuity contracts:	1,253.159	$	9.90	$	12,406
Contracts in accumulation period:					
Non-Qualified VII	145,919.199		13.34		1,946,562
	147,172.358			$	1,958,968

Division/Contract	Units	Unit Value		Extended Value	
Fidelity® VIP Equity-Income Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	157,759.606	$	22.00	$	3,470,711
Non-Qualified V (0.75)	393,276.421		23.70		9,320,651
Non-Qualified VII	912,127.712		25.89		23,614,986
Non-Qualified VIII	225,371.234		18.88		4,255,009
Non-Qualified IX	14,293.550		21.26		303,881
Non-Qualified X	10,714.228		22.00		235,713
Non-Qualified XII	9,497.869		13.48		128,031
Non-Qualified XIII	560,282.571		12.99		7,278,071
Non-Qualified XIV	853,270.743		12.50		10,665,884
Non-Qualified XV	255,690.953		12.27		3,137,328
Non-Qualified XVI	4,909.683		11.73		57,591
Non-Qualified XIX	22,854.506		11.37		259,856
Non-Qualified XX	3,490.151		14.06		49,072
Non-Qualified XXIII	18,672.123		10.17		189,895
Non-Qualified XXIV	12,806.536		10.28		131,651
	3,455,017.886			$	63,098,330
Fidelity® VIP Growth Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	142,166.611	$	19.26	$	2,738,129
Non-Qualified V (0.75)	290,253.157		20.74		6,019,850
Non-Qualified IX	8,108.365		18.61		150,897
Non-Qualified X	1,635.798		19.26		31,505
Non-Qualified XII	11,760.131		12.47		146,649
Non-Qualified XX	6,609.966		14.25		94,192
Non-Qualified XXIII	14,906.089		9.86		146,974
Non-Qualified XXIV	46,674.584		9.97		465,346
	522,114.701			$	9,793,542
Fidelity® VIP High Income Portfolio - Initial Class					
Currently payable annuity contracts	13,851.390	$12.68 to $14.78		$	187,405
Fidelity® VIP Overseas Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	77,854.485	$	18.59	$	1,447,315
Non-Qualified V (0.75)	158,653.792		20.02		3,176,249
Non-Qualified IX	547.726		17.96		9,837
Non-Qualified X	90.607		18.59		1,684
Non-Qualified XII	2,099.386		13.89		29,160
Non-Qualified XX	4,733.385		16.98		80,373
Non-Qualified XXIII	5,343.641		9.31		49,749
Non-Qualified XXIV	14,330.951		9.41		134,854
	263,653.973			$	4,929,221

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	301,881.201	$ 32.67	$ 9,862,459
Non-Qualified V (0.75)	752,482.044	35.19	26,479,843
Non-Qualified VII	979,761.512	35.52	34,801,129
Non-Qualified VIII	194,473.959	28.93	5,626,132
Non-Qualified IX	17,633.129	31.57	556,678
Non-Qualified X	10,434.627	32.67	340,899
Non-Qualified XII	49,556.167	19.54	968,328
Non-Qualified XIII	1,003,929.675	18.07	18,141,009
Non-Qualified XIV	1,182,193.372	17.40	20,570,165
Non-Qualified XV	407,335.142	17.08	6,957,284
Non-Qualified XVI	6,266.377	13.52	84,721
Non-Qualified XVIII	410.449	12.90	5,295
Non-Qualified XIX	20,859.271	13.10	273,256
Non-Qualified XX	42,672.996	18.58	792,864
Non-Qualified XXII	2,584.281	11.32	29,254
Non-Qualified XXIII	56,322.174	10.81	608,843
Non-Qualified XXIV	98,083.568	10.93	1,072,053
	5,126,879.944		$ 127,170,212
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	804,911.613	$ 23.89	$ 19,229,338
Non-Qualified VIII	141,782.480	20.26	2,872,513
	946,694.093		$ 22,101,851
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	42,476.053	$ 20.43	$ 867,786
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V	36,674.018	$ 18.80	$ 689,472
Non-Qualified V (0.75)	123,199.935	19.71	2,428,271
Non-Qualified IX	3,135.325	18.36	57,565
Non-Qualified XII	4,069.531	19.62	79,844
Non-Qualified XX	3,458.741	19.17	66,304
Non-Qualified XXIII	8,319.992	11.50	95,680
	178,857.542		$ 3,417,136

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class I			
Currently payable annuity contracts:	870,897.738	$10.04 to $38.49	$ 23,832,211
Contracts in accumulation period:			
Non-Qualified V	558,020.057	28.21	15,741,746
Non-Qualified V (0.75)	313,193.617	30.39	9,517,954
Non-Qualified VI	11,450.583	23.90	273,669
Non-Qualified VII	540,902.329	27.15	14,685,498
Non-Qualified VIII	113,106.733	19.55	2,211,237
Non-Qualified IX	8,529.314	27.26	232,509
Non-Qualified X	86,309.555	29.19	2,519,376
Non-Qualified XI	1,102.336	24.73	27,261
Non-Qualified XII	4,373.710	14.34	62,719
Non-Qualified XIII	369,597.944	13.78	5,093,060
Non-Qualified XIV	322,199.695	13.27	4,275,590
Non-Qualified XV	155,579.668	13.02	2,025,647
Non-Qualified XVI	5,139.910	10.90	56,025
Non-Qualified XVIII	957.475	10.40	9,958
Non-Qualified XIX	3,267.242	10.56	34,502
Non-Qualified XX	4,804.336	13.99	67,213
Non-Qualified XXII	4,727.906	10.69	50,541
Non-Qualified XXIII	27,971.404	10.72	299,853
Non-Qualified XXIV	2,488.399	10.84	26,974
	3,404,619.951		$ 81,043,543
ING Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	343,179.793	$12.24 to $90.43	$ 9,214,622
Contracts in accumulation period:			
Non-Qualified V	421,242.167	22.41	9,440,037
Non-Qualified V (0.75)	588,933.168	24.13	14,210,957
Non-Qualified VI	2,371.848	20.63	48,931
Non-Qualified VII	767,354.921	21.56	16,544,172
Non-Qualified VIII	228,062.358	18.68	4,260,205
Non-Qualified IX	4,665.502	21.65	101,008
Non-Qualified X	68,530.229	22.87	1,567,286
Non-Qualified XI	655.635	21.05	13,801
Non-Qualified XII	498.139	17.21	8,573
Non-Qualified XIII	1,010,389.285	16.79	16,964,436
Non-Qualified XIV	1,214,589.400	16.17	19,639,911
Non-Qualified XV	459,375.165	15.86	7,285,690
Non-Qualified XVI	37,970.175	15.17	576,008
Non-Qualified XIX	55,772.463	14.70	819,855
Non-Qualified XX	4,096.940	13.71	56,169
Non-Qualified XXII	1,348.971	11.75	15,850
Non-Qualified XXIII	10,297.374	11.35	116,875
Non-Qualified XXIV	15,414.095	11.47	176,800
	5,234,747.628		$ 101,061,186

Division/Contract	Units	Unit Value		Extended Value	
ING American Funds Growth Portfolio					
Currently payable annuity contracts:	176,208.105	$	12.93	$	2,278,371
Contracts in accumulation period:					
Non-Qualified XIII	246,568.609		12.82		3,161,010
Non-Qualified XIV	333,630.437		12.58		4,197,071
Non-Qualified XV	228,091.880		12.47		2,844,306
Non-Qualified XVI	1,541.372		12.43		19,159
Non-Qualified XIX	2,087.181		12.20		25,464
	988,127.584			$	12,525,381
ING American Funds Growth-Income Portfolio					
Currently payable annuity contracts:	165,807.667	$	11.13	$	1,845,439
Contracts in accumulation period:					
Non-Qualified XIII	251,772.280		11.05		2,782,084
Non-Qualified XIV	322,683.302		10.84		3,497,887
Non-Qualified XV	178,472.129		10.74		1,916,791
Non-Qualified XIX	6,944.167		10.51		72,983
	925,679.545			$	10,115,184
ING American Funds International Portfolio					
Currently payable annuity contracts:	135,478.851	$	15.04	$	2,037,602
Contracts in accumulation period:					
Non-Qualified XIII	232,632.035		14.96		3,480,175
Non-Qualified XIV	338,482.369		14.68		4,968,921
Non-Qualified XV	199,692.415		14.54		2,903,528
Non-Qualified XVI	2,035.798		14.50		29,519
Non-Qualified XIX	1,376.079		14.23		19,582
	909,697.547			$	13,439,327
ING Artio Foreign Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	12,603.775	$	13.62	$	171,663
Non-Qualified V (0.75)	211,831.874		14.08		2,982,593
Non-Qualified XIII	76,904.383		8.82		678,297
Non-Qualified XIV	79,222.086		8.69		688,440
Non-Qualified XV	21,923.219		8.63		189,197
Non-Qualified XVI	517.614		8.61		4,457
Non-Qualified XIX	671.975		8.49		5,705
Non-Qualified XX	664.500		13.90		9,237
Non-Qualified XXIII	4,920.714		8.36		41,137
	409,260.140			$	4,770,726
ING BlackRock Inflation Protected Bond Portfolio -					
Institutional Class					
Contracts in accumulation period:					
ING Select Opportunities	28,016.701	$	10.61	$	297,257

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	225,220.818	$8.53 to $8.67	$ 1,921,450
Contracts in accumulation period:			
Non-Qualified V	136,293.330	9.08	1,237,543
Non-Qualified V (0.75)	226,391.547	9.25	2,094,122
Non-Qualified VII	664,773.601	8.48	5,637,280
Non-Qualified VIII	74,876.660	8.53	638,698
Non-Qualified IX	5,090.389	8.99	45,763
Non-Qualified X	8,560.517	9.08	77,729
Non-Qualified XII	4,129.725	9.23	38,117
Non-Qualified XIII	498,162.648	8.63	4,299,144
Non-Qualified XIV	690,111.726	8.53	5,886,653
Non-Qualified XV	261,337.233	8.48	2,216,140
Non-Qualified XVI	1,925.172	8.47	16,306
Non-Qualified XVIII	319.892	8.33	2,665
Non-Qualified XIX	1,320.272	8.37	11,051
Non-Qualified XX	888.631	9.18	8,158
Non-Qualified XXIII	7,266.049	10.46	76,003
Non-Qualified XXIV	2,233.131	10.58	23,627
	2,808,901.341		$ 24,230,449
ING Clarion Global Real Estate Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	10,520.833	$ 10.17	$ 106,997
Non-Qualified V (0.75)	129,967.820	10.29	1,337,369
Non-Qualified IX	2,301.049	10.11	23,264
Non-Qualified XII	14,623.213	10.27	150,180
Non-Qualified XXIII	111.427	10.30	1,148
	157,524.342		$ 1,618,958
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	53,734.224	$ 11.08	$ 595,375
Non-Qualified XIV	36,542.211	10.93	399,406
Non-Qualified XV	13,867.080	10.85	150,458
	104,143.515		$ 1,145,239
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	27,965.769	$ 10.29	$ 287,768
Non-Qualified V (0.75)	176,443.133	10.53	1,857,946
Non-Qualified IX	8,734.547	10.17	88,830
Non-Qualified XII	3,425.344	10.51	36,000
Non-Qualified XX	1,752.105	10.43	18,274
Non-Qualified XXII	337.180	10.08	3,399
Non-Qualified XXIII	922.049	11.03	10,170
	219,580.127		$ 2,302,387

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class			
Currently payable annuity contracts:	180,961.258	$ 11.88	$ 2,149,820
Contracts in accumulation period:			
Non-Qualified VII	416,049.461	11.71	4,871,939
Non-Qualified VIII	110,200.103	11.80	1,300,361
Non-Qualified XIII	329,052.875	11.96	3,935,472
Non-Qualified XIV	361,487.067	11.79	4,261,933
Non-Qualified XV	144,533.960	11.71	1,692,493
Non-Qualified XVI	3,822.414	11.68	44,646
Non-Qualified XVIII	195.059	11.44	2,231
Non-Qualified XIX	1,693.681	11.52	19,511
	1,547,995.878		$ 18,278,406
ING FMR℠ Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	10,986.143	$ 15.47	$ 169,956
Non-Qualified V (0.75)	90,700.075	15.92	1,443,945
Non-Qualified IX	7,114.046	15.25	108,489
Non-Qualified XII	1,885.008	15.87	29,915
Non-Qualified XX	13,199.639	15.74	207,762
Non-Qualified XXIII	4,011.585	11.79	47,297
	127,896.496		$ 2,007,364
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	150,126.543	$ 11.42	$ 1,714,445
Non-Qualified XIV	138,963.377	11.26	1,564,728
Non-Qualified XV	90,854.986	11.18	1,015,759
Non-Qualified XIX	1,115.305	11.00	12,268
	381,060.211		$ 4,307,200
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	76,945.721	$ 10.18	$ 783,307
Non-Qualified XIV	62,710.584	10.06	630,868
Non-Qualified XV	37,826.093	10.01	378,639
Non-Qualified XVI	484.166	9.99	4,837
Non-Qualified XIX	3,376.486	9.88	33,360
	181,343.050		$ 1,831,011

Division/Contract	Units	Unit Value		Extended Value	
ING Global Resources Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	101,027.686	$	12.79	$	1,292,144
Non-Qualified V (0.75)	299,898.172		13.06		3,916,670
Non-Qualified VII	37,365.720		13.41		501,074
Non-Qualified IX	4,373.118		12.66		55,364
Non-Qualified X	2,442.745		12.79		31,243
Non-Qualified XII	12,698.962		13.04		165,594
Non-Qualified XIII	81,161.267		12.61		1,023,444
Non-Qualified XIV	64,017.195		12.43		795,734
Non-Qualified XV	25,628.000		12.34		316,250
Non-Qualified XIX	774.979		12.14		9,408
Non-Qualified XX	784.987		12.95		10,166
Non-Qualified XXIII	13,405.099		10.22		137,000
	643,577.930			$	8,254,091
ING Janus Contrarian Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	1,622.957	$	8.09	$	13,130
Non-Qualified V (0.75)	155,558.967		8.19		1,274,028
Non-Qualified IX	617.946		8.03		4,962
Non-Qualified XII	4,770.192		8.18		39,020
Non-Qualified XX	324.529		8.15		2,645
Non-Qualified XXIII	684.208		9.36		6,404
	163,578.799			$	1,340,189
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified VII	204,825.356	$	19.59	$	4,012,529
Non-Qualified VIII	24,928.898		19.74		492,096
Non-Qualified XIII	105,075.581		15.46		1,624,468
Non-Qualified XIV	105,703.359		15.25		1,611,976
Non-Qualified XV	32,247.674		15.14		488,230
Non-Qualified XVI	1,300.020		15.10		19,630
Non-Qualified XIX	409.807		14.89		6,102
	474,490.695			$	8,255,031
ING JPMorgan Emerging Markets Equity Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	37,520.606	$	23.81	$	893,366
Non-Qualified V (0.75)	409,680.741		24.50		10,037,178
Non-Qualified IX	11,138.767		23.48		261,538
Non-Qualified XII	2,531.863		24.43		61,853
Non-Qualified XX	6,960.448		24.22		168,582
Non-Qualified XXIII	8,199.792		11.96		98,070
	476,032.217			$	11,520,587

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified XIII	56,578.948	$ 14.30	$ 809,079
Non-Qualified XIV	69,828.964	14.06	981,795
Non-Qualified XV	20,071.732	13.94	279,800
Non-Qualified XVI	371.898	13.90	5,169
Non-Qualified XIX	1,277.699	13.66	17,453
	148,129.241		$ 2,093,296
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,700.101	$ 13.75	$ 64,626
Non-Qualified V (0.75)	18,124.032	14.15	256,455
Non-Qualified XII	19.273	14.11	272
Non-Qualified XXIII	209.032	11.72	2,450
	23,052.438		$ 323,803
ING Large Cap Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	71,711.924	$13.73 to $14.30	$ 1,025,330
Contracts in accumulation period:			
Non-Qualified VII	216,085.101	13.35	2,884,736
Non-Qualified VIII	1,738.415	13.46	23,399
Non-Qualified XIII	119,805.885	15.26	1,828,238
Non-Qualified XIV	141,270.532	15.00	2,119,058
Non-Qualified XV	74,510.274	14.87	1,107,968
Non-Qualified XIX	37.979	14.57	553
	625,160.110		$ 8,989,282
ING Lord Abbett Growth and Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	53,071.093	$ 9.53	$ 505,768
Non-Qualified V (0.75)	204,546.491	9.76	1,996,374
Non-Qualified IX	4,763.303	9.42	44,870
Non-Qualified XII	7,914.658	9.73	77,010
Non-Qualified XX	2,317.116	9.67	22,407
Non-Qualified XXIII	5,558.760	10.55	58,645
	278,171.421		$ 2,705,074
ING Lord Abbett Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	9,532.245	$ 9.57	$ 91,224
Non-Qualified XIV	25,611.115	9.44	241,769
Non-Qualified XV	10,578.872	9.37	99,124
	45,722.232		$ 432,117

**VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	22,826.382	$ 11.82	$ 269,808
Non-Qualified V (0.75)	64,731.917	12.16	787,140
Non-Qualified XII	1,827.508	12.13	22,168
Non-Qualified IX	2,486.582	11.66	28,994
Non-Qualified XIII	7,228.145	10.25	74,088
Non-Qualified XIV	24,816.295	10.11	250,893
Non-Qualified XV	8,945.019	10.04	89,808
	132,861.848		$ 1,522,899
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	16,228.174	$ 13.80	$ 223,949
Non-Qualified V (0.75)	65,388.837	14.20	928,521
Non-Qualified VII	136,646.880	9.63	1,315,909
Non-Qualified VIII	6,149.338	9.70	59,649
Non-Qualified IX	2,849.192	13.61	38,778
Non-Qualified XII	3,741.362	14.16	52,978
Non-Qualified XIII	44,882.377	14.04	630,149
Non-Qualified XIV	82,387.022	13.80	1,136,941
Non-Qualified XV	19,311.111	13.68	264,176
Non-Qualified XVI	1,160.453	13.64	15,829
Non-Qualified XX	328.978	14.04	4,619
Non-Qualified XXIII	3,054.485	9.30	28,407
	382,128.209		$ 4,699,905
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified VII	866,175.197	$ 11.51	$ 9,969,677
Non-Qualified VIII	230,845.357	11.61	2,680,115
Non-Qualified XIII	822,341.570	11.82	9,720,077
Non-Qualified XIV	1,132,920.201	11.61	13,153,204
Non-Qualified XV	432,593.164	11.51	4,979,147
Non-Qualified XVI	15,021.527	11.48	172,447
Non-Qualified XVIII	146.544	11.18	1,638
Non-Qualified XIX	11,863.696	11.28	133,822
	3,511,907.256		$ 40,810,127
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,172.581	$ 13.85	$ 57,790
Non-Qualified V (0.75)	62,984.287	14.39	906,344
Non-Qualified IX	681.404	14.15	9,642
Non-Qualified XII	7,543.225	14.33	108,094
Non-Qualified XX	673.646	14.17	9,546
	76,055.143		$ 1,091,416

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	32,342.225	$ 16.79	$ 543,026
Non-Qualified V (0.75)	100,131.678	17.28	1,730,275
Non-Qualified IX	2,056.472	16.56	34,055
Non-Qualified XII	1,112.938	17.23	19,176
Non-Qualified XX	7,892.662	17.08	134,807
Non-Qualified XXIII	2,622.837	10.36	27,173
	146,158.812		$ 2,488,512
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	18,046.006	$ 14.59	$ 263,291
Non-Qualified V (0.75)	114,611.232	15.01	1,720,315
Non-Qualified VII	167,220.849	14.51	2,426,375
Non-Qualified VIII	11,229.535	14.64	164,400
Non-Qualified IX	6,708.603	14.39	96,537
Non-Qualified XII	598.023	14.97	8,952
Non-Qualified XX	1,528.474	14.84	22,683
Non-Qualified XXII	931.371	13.84	12,890
Non-Qualified XXIII	825.406	13.47	11,118
	321,699.499		$ 4,726,561
ING Pioneer Equity Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	65,010.128	$ 8.25	$ 536,334
Non-Qualified V (0.75)	235,950.925	8.44	1,991,426
Non-Qualified IX	3,841.467	8.15	31,308
Non-Qualified XII	10,267.879	8.42	86,456
Non-Qualified XX	6,330.924	8.37	52,990
Non-Qualified XXIII	4,825.454	10.22	49,316
Non-Qualified XXIV	66,037.852	10.33	682,171
	392,264.629		$ 3,430,001
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	246,389.880	$10.74 to $12.05	$ 2,967,086
Contracts in accumulation period:			
Non-Qualified V	3,610.595	10.23	36,936
Non-Qualified V (0.75)	28,538.999	10.48	299,089
Non-Qualified XIII	172,868.836	12.26	2,119,372
Non-Qualified XIV	285,980.149	12.05	3,446,061
Non-Qualified XV	168,451.397	11.94	2,011,310
Non-Qualified XIX	2,104.081	11.71	24,639
	907,943.937		$ 10,904,493

Division/Contract	Units	Unit Value		Extended Value	
ING Pioneer Mid Cap Value Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified V	30,257.842	$	10.60	$	320,733
Non-Qualified V (0.75)	173,595.042		10.85		1,883,506
Non-Qualified IX	10,428.555		10.48		109,291
Non-Qualified XII	24,928.691		10.83		269,978
Non-Qualified XX	8,070.461		10.75		86,757
Non-Qualified XXIII	11,471.010		10.90		125,034
	258,751.601			$	2,795,299
ING Pioneer Mid Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	27,790.413	$	10.60	$	294,578
Non-Qualified XIV	29,095.332		10.45		304,046
Non-Qualified XV	17,637.502		10.38		183,077
Non-Qualified XVI	3,509.820		10.35		36,327
Non-Qualified XIX	1,240.597		10.21		12,666
	79,273.664			$	830,694
ING Retirement Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	158,076.352	$	10.37	$	1,639,252
Non-Qualified XIV	229,143.552		10.33		2,367,053
Non-Qualified XV	148,607.137		10.31		1,532,140
	535,827.041			$	5,538,445
ING Retirement Moderate Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	180,398.203	$	10.60	$	1,912,221
Non-Qualified XIV	299,651.377		10.56		3,164,319
Non-Qualified XV	130,596.229		10.54		1,376,484
	610,645.809			$	6,453,024
ING Retirement Moderate Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	173,061.574	$	10.71	$	1,853,489
Non-Qualified XIV	282,461.157		10.67		3,013,861
Non-Qualified XV	216,594.479		10.65		2,306,731
	672,117.210			$	7,174,081
ING T. Rowe Price Capital Appreciation Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	162,862.806	$	13.54	$	2,205,162
Non-Qualified V (0.75)	567,049.192		13.93		7,898,995
Non-Qualified IX	25,321.470		13.35		338,042
Non-Qualified XII	17,946.009		13.89		249,270
Non-Qualified XX	53,651.263		13.77		738,778
Non-Qualified XXIII	1,203.100		11.38		13,691
	828,033.840			$	11,443,938

**VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	47,792.015	$ 15.10	$ 721,659
Non-Qualified V (0.75)	197,441.813	15.69	3,097,862
Non-Qualified IX	1,783.249	15.76	28,104
Non-Qualified XIII	31,791.976	10.15	322,689
Non-Qualified XIV	98,124.063	10.01	982,222
Non-Qualified XV	27,363.277	9.94	271,991
Non-Qualified XVI	4,690.826	9.91	46,486
Non-Qualified XIX	873.045	9.77	8,530
Non-Qualified XX	16,002.476	15.45	247,238
Non-Qualified XXII	2,814.801	10.30	28,992
Non-Qualified XXIII	3,280.511	10.64	34,905
	431,958.052		$ 5,790,678
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	9,998.802	$ 9.45	$ 94,489
Non-Qualified XIV	18,363.613	9.32	171,149
Non-Qualified XV	6,632.502	9.25	61,351
	34,994.917		$ 326,989
ING U.S. Stock Index Portfolio - Service Class			
Contracts in accumulation period:			
ING Select Opportunities	5,143.430	$ 11.67	$ 60,024
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	13,944.450	$ 11.66	$ 162,592
Non-Qualified V (0.75)	52,497.462	12.00	629,970
Non-Qualified IX	3,604.957	11.50	41,457
Non-Qualified XXIII	2,165.079	10.70	23,166
	72,211.948		$ 857,185
ING Wells Fargo HealthCare Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,282.992	$ 11.92	$ 51,053
Non-Qualified V (0.75)	12,099.110	12.27	148,456
Non-Qualified XII	301.808	12.23	3,691
Non-Qualified XX	850.787	12.13	10,320
Non-Qualified XXIII	4.294	9.78	42
	17,538.991		$ 213,562

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I			
Currently payable annuity contracts:	387,870.829	$10.97 to $12.72	$ 4,914,446
Contracts in accumulation period:			
Non-Qualified V	228,952.584	15.10	3,457,184
Non-Qualified V (0.75)	593,086.860	16.27	9,649,523
Non-Qualified VI	3,372.954	14.85	50,088
Non-Qualified VII	1,617,851.214	14.69	23,766,234
Non-Qualified VIII	286,508.583	13.53	3,876,461
Non-Qualified IX	4,750.717	14.59	69,313
Non-Qualified X	55,687.203	15.10	840,877
Non-Qualified XII	40,070.250	13.13	526,122
Non-Qualified XIII	1,343,088.578	12.84	17,245,257
Non-Qualified XIV	1,898,932.253	12.37	23,489,792
Non-Qualified XV	727,178.041	12.14	8,827,941
Non-Qualified XVI	14,212.518	11.07	157,333
Non-Qualified XVIII	602.947	10.56	6,367
Non-Qualified XIX	52,039.164	10.73	558,380
Non-Qualified XX	3,390.499	11.11	37,668
Non-Qualified XXII	180.062	10.65	1,918
Non-Qualified XXIII	6,809.945	9.97	67,895
Non-Qualified XXIV	12,747.950	10.09	128,627
	7,277,333.151		$ 97,671,426
ING Money Market Portfolio - Class S			
Contracts in accumulation period:			
ING Select Opportunities	31,585.751	$ 9.91	$ 313,015
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	15,490.990	$ 17.67	$ 273,726
Non-Qualified V (0.75)	76,358.687	18.46	1,409,581
Non-Qualified XII	3,544.903	18.38	65,155
Non-Qualified XX	4,178.298	20.82	86,992
Non-Qualified XXIV	31,399.019	13.00	408,187
	130,971.897		$ 2,243,641
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	32,644.946	$ 17.70	$ 577,816
Non-Qualified V (0.75)	107,362.437	18.49	1,985,131
Non-Qualified IX	748.995	17.32	12,973
Non-Qualified XII	8,733.894	18.41	160,791
Non-Qualified XIII	25,020.253	10.38	259,710
Non-Qualified XIV	36,666.307	10.23	375,096
Non-Qualified XV	15,814.203	10.16	160,672
Non-Qualified XVI	1,512.928	10.14	15,341
Non-Qualified XIX	456.072	9.99	4,556
Non-Qualified XX	3,921.741	20.21	79,258
Non-Qualified XXIII	5,834.683	11.72	68,382
	238,716.459		$ 3,699,726

Division/Contract	Units	Unit Value	Extended Value
ING Columbia Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	1,062.950	$ 10.15	$ 10,789
Non-Qualified V (0.75)	34,190.235	10.39	355,237
Non-Qualified XIII	10,618.187	10.29	109,261
Non-Qualified XIV	17,065.897	10.15	173,219
Non-Qualified XV	6,946.082	10.08	70,017
	69,883.351		$ 718,523
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	12,040.093	$ 11.68	$ 140,628
Non-Qualified V (0.75)	85,338.285	12.20	1,041,127
Non-Qualified IX	112.602	11.15	1,256
Non-Qualified XIII	24,828.032	9.87	245,053
Non-Qualified XIV	75,470.070	9.73	734,324
Non-Qualified XV	39,525.835	9.66	381,820
Non-Qualified XVI	1,084.603	9.64	10,456
Non-Qualified XX	3.350	14.34	48
Non-Qualified XXII	2,708.713	9.98	27,033
Non-Qualified XXIII	3,697.694	10.36	38,308
	244,809.277		$ 2,620,053
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	31,074.548	$ 17.41	$ 541,008
Non-Qualified V (0.75)	39,116.722	18.19	711,533
Non-Qualified IX	2,243.593	17.04	38,231
Non-Qualified XII	489.410	18.11	8,863
Non-Qualified XX	7,408.539	20.12	149,060
Non-Qualified XXIII	3,478.371	11.47	39,897
Non-Qualified XXIV	22,108.438	11.60	256,458
	105,919.621		$ 1,745,050
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	79,682.148	$10.85 to $11.82	$ 868,558
Contracts in accumulation period:			
Non-Qualified V	145,187.032	16.01	2,324,444
Non-Qualified V (0.75)	125,085.771	17.24	2,156,479
Non-Qualified VII	634,717.193	15.15	9,615,965
Non-Qualified VIII	93,320.600	10.47	977,067
Non-Qualified IX	3,982.074	15.47	61,603
Non-Qualified X	4,560.676	16.01	73,016
Non-Qualified XII	3,259.849	9.39	30,610
Non-Qualified XIII	162,609.231	8.83	1,435,840
Non-Qualified XIV	252,561.613	8.50	2,146,774
Non-Qualified XV	74,811.910	8.34	623,931
Non-Qualified XVI	1,759.842	5.84	10,277
Non-Qualified XVIII	312.557	5.57	1,741
Non-Qualified XX	1,106.770	15.59	17,255

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason ClearBridge Aggressive Growth			
Portfolio - Initial Class (continued)			
Non-Qualified XXIII	16,628.979	$ 11.18	$ 185,912
Non-Qualified XXIV	339.019	11.30	3,831
	1,599,925.264		$ 20,533,303
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	235,981.097	$13.28 to $13.40	$ 3,133,861
Contracts in accumulation period:			
Non-Qualified V	465,820.271	13.31	6,200,068
Non-Qualified V (0.75)	1,195,014.196	13.70	16,371,694
Non-Qualified VII	2,403,245.564	13.60	32,684,140
Non-Qualified VIII	353,938.906	13.72	4,856,042
Non-Qualified IX	19,994.336	13.11	262,126
Non-Qualified X	17,606.671	13.31	234,345
Non-Qualified XII	10,975.989	13.66	149,932
Non-Qualified XIII	830,843.309	13.96	11,598,573
Non-Qualified XIV	827,568.682	13.72	11,354,242
Non-Qualified XV	261,515.304	13.60	3,556,608
Non-Qualified XVI	3,411.951	13.56	46,266
Non-Qualified XVIII	353.305	13.21	4,667
Non-Qualified XIX	2,123.847	13.33	28,311
Non-Qualified XX	22,363.083	13.54	302,796
Non-Qualified XXIII	65,367.524	11.18	730,809
Non-Qualified XXIV	53,593.025	11.30	605,601
	6,769,717.060		$ 92,120,081
ING Oppenheimer Global Strategic Income Portfolio -			
Initial Class			
Currently payable annuity contracts:	233,688.587	$12.61 to $13.70	$ 3,119,436
Contracts in accumulation period:			
Non-Qualified V	212,251.070	13.20	2,801,714
Non-Qualified V (0.75)	416,413.813	13.59	5,659,064
Non-Qualified VII	794,051.536	13.21	10,489,421
Non-Qualified VIII	185,064.953	13.33	2,466,916
Non-Qualified IX	428.893	13.00	5,576
Non-Qualified X	9,958.126	13.20	131,447
Non-Qualified XII	3,102.987	13.55	42,045
Non-Qualified XIII	512,491.259	13.56	6,949,381
Non-Qualified XIV	645,725.668	13.33	8,607,523
Non-Qualified XV	269,914.494	13.21	3,565,570
Non-Qualified XVI	10,472.822	13.17	137,927
Non-Qualified XIX	11,422.589	12.95	147,923
Non-Qualified XX	14,791.874	13.43	198,655
Non-Qualified XXIII	10,311.031	11.57	119,299
Non-Qualified XXIV	14,204.059	11.70	166,187
	3,344,293.761		$ 44,608,084
ING Oppenheimer Global Strategic Income Portfolio -			
Service Class			
Currently payable annuity contracts	8,760.202	$ 13.09	$ 114,671

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING PIMCO Total Return Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	146,529.269	$	14.78	$	2,165,703
Non-Qualified V (0.75)	788,362.618		15.44		12,172,319
Non-Qualified IX	31,004.118		14.46		448,320
Non-Qualified XII	4,879.906		15.37		75,004
Non-Qualified XX	7,849.480		14.83		116,408
Non-Qualified XXII	1,559.210		13.08		20,394
Non-Qualified XXIII	17,119.425		11.90		203,721
	997,304.026			$	15,201,869
ING Pioneer High Yield Portfolio - Initial Class					
Currently payable annuity contracts:	152,136.217	$	14.15	$	2,152,727
Contracts in accumulation period:					
Non-Qualified V	18,148.606		14.99		272,048
Non-Qualified V (0.75)	62,135.849		15.34		953,164
Non-Qualified VII	371,493.213		13.99		5,197,190
Non-Qualified VIII	77,459.835		14.04		1,087,536
Non-Qualified XII	989.544		15.31		15,150
Non-Qualified XIII	214,261.975		14.14		3,029,664
Non-Qualified XIV	365,168.145		14.04		5,126,961
Non-Qualified XV	116,686.820		13.99		1,632,449
Non-Qualified XVI	3,541.989		13.97		49,482
Non-Qualified XVIII	314.386		13.82		4,345
Non-Qualified XIX	7,597.444		13.87		105,377
Non-Qualified XX	2,107.452		15.20		32,033
Non-Qualified XXIII	176.459		14.24		2,513
	1,392,217.934			$	19,660,639
ING Solution 2015 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	38,507.309	$	11.57	$	445,530
Non-Qualified V (0.75)	242,892.288		11.90		2,890,418
Non-Qualified IX	10,635.299		11.41		121,349
Non-Qualified XXIII	23,647.619		10.63		251,374
	315,682.515			$	3,708,671
ING Solution 2025 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	9,332.917	$	11.43	$	106,675
Non-Qualified V (0.75)	103,406.787		11.75		1,215,030
Non-Qualified IX	10,776.143		11.26		121,339
Non-Qualified XX	2,153.728		11.62		25,026
Non-Qualified XXIII	74,277.382		10.48		778,427
Non-Qualified XXIV	14,819.865		10.60		157,091
	214,766.822			$	2,403,588

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	17,024.353	$ 11.57	$ 196,972
Non-Qualified V (0.75)	112,510.668	11.90	1,338,877
Non-Qualified XXIII	159,972.641	10.44	1,670,114
Non-Qualified XXIV	6,194.916	10.56	65,418
	295,702.578		$ 3,271,381
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	10,915.789	$ 11.59	$ 126,514
Non-Qualified V (0.75)	19,721.071	11.92	235,075
Non-Qualified IX	238.179	11.43	2,722
Non-Qualified XX	405.237	11.79	4,778
Non-Qualified XXIII	44,247.800	10.25	453,540
Non-Qualified XXIV	11,315.084	10.36	117,224
	86,843.160		$ 939,853
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	1,127.968	$ 11.71	$ 13,208
Non-Qualified V (0.75)	56,706.513	12.04	682,746
Non-Qualified XXIII	16,626.340	10.98	182,557
	74,460.821		$ 878,511
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	413,503.493	$ 13.79	$ 5,702,213
Non-Qualified V (0.75)	499,361.037	14.20	7,090,927
Non-Qualified VII	790,011.674	14.41	11,384,068
Non-Qualified VIII	131,603.189	14.54	1,913,510
Non-Qualified IX	12,549.385	13.59	170,546
Non-Qualified X	12,052.772	13.79	166,208
Non-Qualified XII	11,430.588	14.16	161,857
Non-Qualified XIII	648,915.698	14.79	9,597,463
Non-Qualified XIV	551,655.095	14.54	8,021,065
Non-Qualified XV	237,417.670	14.41	3,421,189
Non-Qualified XVI	754.469	14.37	10,842
Non-Qualified XVIII	164.478	14.00	2,303
Non-Qualified XIX	1,279.033	14.13	18,073
Non-Qualified XX	6,324.361	14.04	88,794
Non-Qualified XXII	2,261.236	13.11	29,645
Non-Qualified XXIII	44,062.837	11.70	515,535
Non-Qualified XXIV	11,409.412	11.83	134,973
	3,374,756.427		$ 48,429,211

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	266,974.288	$12.54 to $16.11	$ 4,283,725
Contracts in accumulation period:			
Non-Qualified V	96,633.465	24.18	2,336,597
Non-Qualified V (0.75)	174,883.797	26.05	4,555,723
Non-Qualified VII	612,776.876	30.17	18,487,478
Non-Qualified VIII	74,533.475	22.21	1,655,388
Non-Qualified IX	5,417.967	23.37	126,618
Non-Qualified X	12,197.921	24.18	294,946
Non-Qualified XII	3,989.126	15.36	61,273
Non-Qualified XX	3,072.306	16.66	51,185
Non-Qualified XXIII	23,352.288	10.93	255,241
Non-Qualified XXIV	29,164.230	11.06	322,556
	1,302,995.739		$ 32,430,730
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	167,021.331	$8.75 to $8.86	$ 1,462,179
Contracts in accumulation period:			
Non-Qualified V	373,837.915	8.82	3,297,250
Non-Qualified V (0.75)	325,900.672	8.94	2,913,552
Non-Qualified VII	217,454.140	8.73	1,898,375
Non-Qualified VIII	43,189.779	8.77	378,774
Non-Qualified IX	9,926.646	8.76	86,957
Non-Qualified X	4,565.176	8.82	40,265
Non-Qualified XII	2,512.003	8.93	22,432
Non-Qualified XIII	383,082.299	8.84	3,386,448
Non-Qualified XIV	520,350.926	8.77	4,563,478
Non-Qualified XV	153,898.719	8.73	1,343,536
Non-Qualified XVI	249.179	8.72	2,173
Non-Qualified XVIII	109.037	8.61	939
Non-Qualified XIX	4,807.503	8.65	41,585
Non-Qualified XX	1,269.467	8.89	11,286
Non-Qualified XXIII	10,580.218	9.84	104,109
Non-Qualified XXIV	8,167.041	9.95	81,262
	2,226,922.051		$ 19,634,600
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	139,971.234	$12.29 to $18.46	$ 2,568,869
Contracts in accumulation period:			
Non-Qualified V	82,310.247	30.29	2,493,177
Non-Qualified V (0.75)	62,861.563	32.62	2,050,544
Non-Qualified VII	193,073.973	14.11	2,724,274
Non-Qualified VIII	41,482.447	14.39	596,932
Non-Qualified IX	2,900.867	29.27	84,908
Non-Qualified X	3,332.697	30.29	100,947
Non-Qualified XIII	245,551.209	11.97	2,939,248
Non-Qualified XIV	233,145.460	11.53	2,688,167
Non-Qualified XV	72,538.306	11.31	820,408
Non-Qualified XVI	3,709.039	7.14	26,483
Non-Qualified XIX	3,582.052	6.92	24,788

Division/Contract	Units	Unit Value		Extended Value	
ING Thornburg Value Portfolio - Initial Class (continued)					
Non-Qualified XX	375.587	$	15.48	$	5,814
Non-Qualified XXIII	7,628.814		11.42		87,121
	1,092,463.495			$	17,211,680
ING UBS U.S. Large Cap Equity Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	137,853.183	$	15.35	$	2,116,046
Non-Qualified V (0.75)	109,258.270		16.53		1,806,039
Non-Qualified VI	13,516.028		13.06		176,519
Non-Qualified VII	443,216.769		14.91		6,608,362
Non-Qualified VIII	68,857.295		10.43		718,182
Non-Qualified IX	9,183.032		14.83		136,184
Non-Qualified X	46,077.388		15.35		707,288
Non-Qualified XI	2,386.933		13.06		31,173
Non-Qualified XIII	119,293.837		10.39		1,239,463
Non-Qualified XIV	159,603.824		10.00		1,596,038
Non-Qualified XV	57,019.386		9.82		559,930
Non-Qualified XVI	1,527.394		7.33		11,196
Non-Qualified XIX	62.544		7.10		444
Non-Qualified XX	243.954		14.31		3,491
Non-Qualified XXIII	5,821.016		10.21		59,433
	1,173,920.853			$	15,769,788
ING Van Kampen Comstock Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	6,555.223	$	12.53	$	82,137
Non-Qualified V (0.75)	55,406.304		13.09		725,269
Non-Qualified IX	1,259.338		12.26		15,439
Non-Qualified XX	4,574.821		14.90		68,165
Non-Qualified XXIII	4,214.772		10.81		45,562
	72,010.458			$	936,572
ING Van Kampen Equity and Income Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	267,661.517	$	12.37	$	3,310,973
Non-Qualified V (0.75)	453,916.516		12.74		5,782,896
Non-Qualified VII	1,177,287.488		12.49		14,704,321
Non-Qualified VIII	287,588.351		12.60		3,623,613
Non-Qualified IX	4,865.241		12.19		59,307
Non-Qualified X	3,934.788		12.37		48,673
Non-Qualified XII	428.891		12.70		5,447
Non-Qualified XIII	1,051,195.956		12.82		13,476,332
Non-Qualified XIV	1,179,640.670		12.60		14,863,472
Non-Qualified XV	413,204.657		12.49		5,160,926
Non-Qualified XVI	7,655.394		12.45		95,310
Non-Qualified XIX	7,548.431		12.24		92,393
Non-Qualified XX	13,006.963		12.59		163,758
Non-Qualified XXIII	4,565.325		11.40		52,045
Non-Qualified XXIV	34,284.002		11.53		395,295
	4,906,784.190			$	61,834,761

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	150,348.030	$ 16.39	$ 2,464,204
Contracts in accumulation period:			
Non-Qualified V	16,258.326	18.55	301,592
Non-Qualified V (0.75)	44,516.217	19.98	889,434
Non-Qualified VII	220,514.466	18.10	3,991,312
Non-Qualified VIII	71,712.062	17.18	1,232,013
Non-Qualified IX	847.207	17.92	15,182
Non-Qualified XXIII	1,090.831	10.71	11,683
	505,287.139		$ 8,905,420
ING Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	112,533.305	$9.28 to $12.93	$ 1,441,947
Contracts in accumulation period:			
Non-Qualified V	32,561.289	18.83	613,129
Non-Qualified V (0.75)	120,592.227	20.28	2,445,610
Non-Qualified VII	176,467.178	18.37	3,241,702
Non-Qualified VIII	39,487.821	16.62	656,288
Non-Qualified IX	2,815.342	18.19	51,211
Non-Qualified X	3,999.393	19.74	78,948
Non-Qualified XX	4,515.963	13.92	62,862
Non-Qualified XXIII	13,180.523	10.24	134,969
Non-Qualified XXIV	98.474	10.36	1,020
	506,251.515		$ 8,727,686
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	208,811.588	$9.94 to $13.22	$ 2,754,749
Contracts in accumulation period:			
Non-Qualified V	38,888.396	18.56	721,769
Non-Qualified V (0.75)	39,292.606	19.99	785,459
Non-Qualified VII	283,315.707	18.11	5,130,847
Non-Qualified VIII	64,862.817	16.69	1,082,560
Non-Qualified IX	560.819	17.94	10,061
Non-Qualified X	1,286.394	19.47	25,046
Non-Qualified XXIII	2,025.472	10.49	21,247
Non-Qualified XXIV	5,930.901	10.61	62,927
	644,974.700		$ 10,594,665
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,118,478.283	$7.34 to $292.82	$ 55,952,492
Contracts in accumulation period:			
Non-Qualified 1964	958.659	247.41	237,182
Non-Qualified V	1,354,950.216	23.05	31,231,602
Non-Qualified V (0.75)	2,190,980.878	24.83	54,402,055
Non-Qualified VI	460,124.224	21.74	10,003,101
Non-Qualified VII	1,265,313.891	22.55	28,532,828
Non-Qualified VIII	308,405.887	15.35	4,734,030
Non-Qualified IX	43,100.065	22.27	959,838
Non-Qualified X	486,740.564	23.84	11,603,895
Non-Qualified XI	4,542.112	22.49	102,152
Non-Qualified XII	5,834.971	9.96	58,116

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING Growth and Income Portfolio - Class I (continued)					
Non-Qualified XIII	1,175,860.833	$	9.48	$	11,147,161
Non-Qualified XIV	1,156,166.389		9.13		10,555,799
Non-Qualified XV	404,304.769		8.96		3,622,571
Non-Qualified XVI	2,876.895		7.97		22,929
Non-Qualified XVIII	1,872.921		7.61		14,253
Non-Qualified XIX	13,059.845		7.73		100,953
Non-Qualified XX	28,576.178		14.19		405,496
Non-Qualified XXII	7,550.120		10.63		80,258
Non-Qualified XXIII	108,694.190		10.46		1,136,941
Non-Qualified XXIV	34,917.451		10.58		369,427
	10,173,309.341			$	225,273,079
ING GET U.S. Core Portfolio - Series 5					
Contracts in accumulation period:					
Non-Qualified VII	11,953.000	$	10.46	$	125,028
Non-Qualified VIII	1,299.055		10.56		13,718
Non-Qualified XIII	95,864.037		10.78		1,033,414
Non-Qualified XIV	17,797.221		10.56		187,939
Non-Qualified XV	1,646.859		10.46		17,226
	128,560.172			$	1,377,325
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Non-Qualified VII	197,723.446	$	10.24	$	2,024,688
Non-Qualified VIII	21,917.084		10.34		226,623
Non-Qualified XIII	366,665.151		10.54		3,864,651
Non-Qualified XIV	597,675.053		10.34		6,179,960
Non-Qualified XV	283,902.150		10.24		2,907,158
	1,467,882.884			$	15,203,080
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Non-Qualified VII	104,271.282	$	10.22	$	1,065,652
Non-Qualified VIII	4,632.522		10.31		47,761
Non-Qualified XIII	184,360.275		10.51		1,937,626
Non-Qualified XIV	275,830.818		10.31		2,843,816
Non-Qualified XV	283,812.048		10.22		2,900,559
	852,906.945			$	8,795,414
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Non-Qualified VII	95,672.554	$	10.27	$	982,557
Non-Qualified VIII	7,309.997		10.38		75,878
Non-Qualified XIII	251,777.058		10.53		2,651,212
Non-Qualified XIV	192,596.114		10.35		1,993,370
Non-Qualified XV	182,909.942		10.26		1,876,656
	730,265.665			$	7,579,673

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Non-Qualified VII	17,142.394	$ 10.37	$ 177,767
Non-Qualified XIII	227,976.597	10.61	2,418,832
Non-Qualified XIV	190,369.365	10.44	1,987,456
Non-Qualified XV	152,354.071	10.35	1,576,865
Non-Qualified XIX	101.147	10.15	1,027
	587,943.574		$ 6,161,947
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Non-Qualified VII	8,712.430	$ 10.23	$ 89,128
Non-Qualified VIII	10,567.052	10.33	109,158
Non-Qualified XIII	141,225.353	10.46	1,477,217
Non-Qualified XIV	153,457.325	10.30	1,580,610
Non-Qualified XV	106,099.750	10.22	1,084,339
	420,061.910		$ 4,340,452
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Non-Qualified VII	15,203.500	$ 10.47	$ 159,181
Non-Qualified VIII	573.467	10.56	6,056
Non-Qualified XIII	179,122.147	10.72	1,920,189
Non-Qualified XIV	178,988.997	10.56	1,890,124
Non-Qualified XV	73,722.797	10.47	771,878
Non-Qualified XVI	17,789.150	10.45	185,897
Non-Qualified XIX	1,097.470	10.29	11,293
	466,497.528		$ 4,944,618
ING GET U.S. Core Portfolio - Series 12			
Contracts in accumulation period:			
Non-Qualified VII	37,695.322	$ 10.54	$ 397,309
Non-Qualified VIII	767.224	10.61	8,140
Non-Qualified XIII	489,771.890	10.77	5,274,843
Non-Qualified XIV	346,107.434	10.61	3,672,200
Non-Qualified XV	304,565.199	10.54	3,210,117
Non-Qualified XVI	5,930.622	10.51	62,331
Non-Qualified XVIII	9,519.502	10.28	97,860
Non-Qualified XIX	6,250.942	10.36	64,760
	1,200,608.135		$ 12,787,560
ING GET U.S. Core Portfolio - Series 13			
Contracts in accumulation period:			
Non-Qualified VII	31,563.117	$ 10.47	$ 330,466
Non-Qualified VIII	1,307.523	10.54	13,781
Non-Qualified XIII	522,163.139	10.69	5,581,924
Non-Qualified XIV	379,816.280	10.54	4,003,264
Non-Qualified XV	259,888.262	10.47	2,721,030
Non-Qualified XVI	5,267.190	10.45	55,042
	1,200,005.511		$ 12,705,507

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 14			
Contracts in accumulation period:			
Non-Qualified VII	24,197.642	$ 10.55	$ 255,285
Non-Qualified VIII	4,287.687	10.61	45,492
Non-Qualified XIII	448,098.900	10.75	4,817,063
Non-Qualified XIV	323,513.598	10.61	3,432,479
Non-Qualified XV	105,736.987	10.55	1,115,525
Non-Qualified XVI	1,590.004	10.53	16,743
Non-Qualified XVIII	172.996	10.33	1,787
	907,597.814		$ 9,684,374
ING BlackRock Science and Technology Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	129,462.217	$ 5.20	$ 673,204
Non-Qualified V (0.75)	410,722.208	5.48	2,250,758
Non-Qualified VII	290,468.184	5.11	1,484,292
Non-Qualified VIII	30,069.497	5.19	156,061
Non-Qualified IX	6,867.542	5.06	34,750
Non-Qualified X	404.127	5.29	2,138
Non-Qualified XII	5,858.642	5.45	31,930
Non-Qualified XIII	213,010.879	5.36	1,141,738
Non-Qualified XIV	184,211.044	5.19	956,055
Non-Qualified XV	22,473.548	5.11	114,840
Non-Qualified XVI	1,196.271	5.31	6,352
Non-Qualified XIX	743.850	5.15	3,831
Non-Qualified XX	1,427.040	17.57	25,073
Non-Qualified XXIII	3,467.843	12.27	42,550
	1,300,382.892		$ 6,923,572
ING Euro STOXX 50 Index Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Select Opportunities	3,625.645	$ 9.42	$ 34,154
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	1,179,742.390	$8.14 to $16.90	$ 18,623,417
Contracts in accumulation period:			
Non-Qualified V	81,760.465	19.23	1,572,254
Non-Qualified V (0.75)	514,030.064	20.66	10,619,861
Non-Qualified VII	418,311.105	18.80	7,864,249
Non-Qualified VIII	150,573.972	18.88	2,842,837
Non-Qualified IX	4,797.605	18.58	89,140
Non-Qualified XII	7,148.433	11.99	85,710
Non-Qualified XIII	1,379,248.381	11.37	15,682,054
Non-Qualified XIV	1,262,707.820	10.95	13,826,651
Non-Qualified XIX	14,180.637	7.97	113,020
Non-Qualified XV	504,734.564	10.75	5,425,897
Non-Qualified XVI	19,808.460	8.22	162,826
Non-Qualified XVIII	981.455	7.84	7,695
Non-Qualified XX	605.426	13.72	8,306
Non-Qualified XXIII	17,488.850	10.34	180,835
Non-Qualified XXIV	15,964.844	10.46	166,992
	5,572,084.471		$ 77,271,744

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	42,377.771	$ 22.43	$ 950,533
Non-Qualified V (0.75)	346,852.232	23.90	8,289,768
Non-Qualified IX	3,539.086	21.73	76,904
Non-Qualified XII	6,636.927	24.80	164,596
Non-Qualified XX	2,311.856	17.73	40,989
Non-Qualified XXIII	11,506.407	10.85	124,845
Non-Qualified XXIV	20,117.027	10.97	220,684
	433,341.306		$ 9,868,319
ING Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	32,884.115	$ 15.96	$ 524,830
Non-Qualified V (0.75)	178,310.956	17.00	3,031,286
Non-Qualified IX	4,258.461	15.46	65,836
Non-Qualified XII	15,779.016	18.23	287,651
Non-Qualified XX	2,402.293	16.92	40,647
Non-Qualified XXIII	6,662.667	11.02	73,423
Non-Qualified XXIV	7,294.845	11.14	81,265
	247,592.353		$ 4,104,938
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	80,078.377	$14.28 to $14.39	$ 1,143,737
Contracts in accumulation period:			
ING Select Opportunities	9,841.348	10.50	103,334
Non-Qualified V	15,784.361	7.96	125,644
Non-Qualified V (0.75)	164,290.878	8.06	1,324,184
Non-Qualified VII	243,403.595	14.85	3,614,543
Non-Qualified VIII	38,259.921	14.89	569,690
Non-Qualified IX	895.686	7.91	7,085
Non-Qualified XII	2,541.102	8.05	20,456
Non-Qualified XIII	95,193.416	14.96	1,424,094
Non-Qualified XIV	84,622.062	14.89	1,260,022
Non-Qualified XV	40,101.357	14.85	595,505
Non-Qualified XVI	126.325	14.83	1,873
Non-Qualified XIX	974.015	14.76	14,376
Non-Qualified XX	3,273.445	8.02	26,253
Non-Qualified XXIII	4,572.265	9.10	41,608
	783,958.153		$ 10,272,404
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	3,921.835	$ 13.52	$ 53,023

Division/Contract	Units	Unit Value		Extended Value
ING Russell™ Large Cap Growth Index Portfolio -				
Class I				
Currently payable annuity contracts:	29,171.374	$	14.18	$ 413,650
Contracts in accumulation period:				
ING Select Opportunities	8,547.240		11.71	100,088
Non-Qualified V	974.309		13.96	13,601
Non-Qualified V (0.75)	5,023.027		14.08	70,724
Non-Qualified VII	945,642.937		13.05	12,340,640
Non-Qualified VIII	123,818.906		13.08	1,619,551
Non-Qualified IX	579.192		13.91	8,057
Non-Qualified XIII	388,904.865		13.14	5,110,210
Non-Qualified XIV	453,732.157		13.08	5,934,817
Non-Qualified XV	163,455.239		13.05	2,133,091
Non-Qualified XVI	2,442.900		13.04	31,855
Non-Qualified XVIII	205.765		12.96	2,667
Non-Qualified XIX	5,534.279		12.99	71,890
Non-Qualified XXIII	64.744		14.09	912
	2,128,096.934			$ 27,851,753
ING Russell™ Large Cap Index Portfolio - Class I				
Currently payable annuity contracts:	266,976.949	$13.91 to $14.14		$ 3,769,876
Contracts in accumulation period:				
Non-Qualified V	28,844.356		8.97	258,734
Non-Qualified V (0.75)	202,137.386		9.09	1,837,429
Non-Qualified VII	283,647.243		14.26	4,044,810
Non-Qualified VIII	88,656.393		14.30	1,267,786
Non-Qualified IX	673.503		8.91	6,001
Non-Qualified XIII	175,663.717		14.37	2,524,288
Non-Qualified XIV	259,172.977		14.30	3,706,174
Non-Qualified XV	104,357.919		14.26	1,488,144
Non-Qualified XVI	330.862		14.25	4,715
Non-Qualified XVIII	3,534.828		14.14	49,982
Non-Qualified XIX	2,236.979		14.17	31,698
Non-Qualified XXIII	2,086.105		10.14	21,153
	1,418,319.217			$ 19,010,790
ING Russell™ Large Cap Value Index Portfolio -				
Class I				
Contracts in accumulation period:				
ING Select Opportunities	54,505.867	$	11.05	$ 602,290
Non-Qualified XIII	221,902.380		13.86	3,075,567
Non-Qualified XIV	259,241.168		13.79	3,574,936
Non-Qualified XV	82,045.478		13.75	1,128,125
Non-Qualified XVI	2,445.196		13.74	33,597
Non-Qualified XIX	15,106.575		13.67	206,507
	635,246.664			$ 8,621,022
ING Russell™ Large Cap Value Index Portfolio -				
Class S				
Contracts in accumulation period:				
Non-Qualified VII	107,203.918	$	13.71	$ 1,469,766
Non-Qualified VIII	5,646.599		13.74	77,584
	112,850.517			$ 1,547,350

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	3,618.370	$ 15.93	$ 57,641
Non-Qualified V (0.75)	17,356.587	16.06	278,747
Non-Qualified IX	1,742.565	15.87	27,655
Non-Qualified XII	197.769	16.05	3,174
	22,915.291		$ 367,217
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Select Opportunities	9,933.558	$ 12.80	$ 127,150
Non-Qualified V	2,850.536	10.12	28,847
Non-Qualified V (0.75)	10,172.003	10.26	104,365
	22,956.097		$ 260,362
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Select Opportunities	8,542.519	$ 12.74	$ 108,832
Non-Qualified V	1,112.655	10.85	12,072
Non-Qualified V (0.75)	22,184.955	10.99	243,813
Non-Qualified IX	167.045	10.77	1,799
Non-Qualified XII	534.810	10.98	5,872
Non-Qualified XX	38.755	10.93	424
	32,580.739		$ 372,812
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	162,832.717	$15.04 to $30.93	$ 4,939,511
Contracts in accumulation period:			
Non-Qualified V	15,067.747	30.69	462,429
Non-Qualified V (0.75)	89,437.103	32.87	2,939,798
Non-Qualified VII	272,765.615	30.03	8,191,151
Non-Qualified VIII	71,092.321	30.66	2,179,691
Non-Qualified IX	1,584.806	29.66	47,005
Non-Qualified X	4,066.939	30.69	124,814
Non-Qualified XII	1,308.474	22.61	29,585
Non-Qualified XIII	314,243.113	21.83	6,859,927
Non-Qualified XIV	274,076.806	21.02	5,761,094
Non-Qualified XV	67,587.636	20.62	1,393,657
Non-Qualified XVI	1,910.618	14.94	28,545
Non-Qualified XVIII	78.436	14.26	1,118
Non-Qualified XIX	2,750.570	14.48	39,828
Non-Qualified XX	415.047	19.87	8,247
Non-Qualified XXIII	18,691.726	11.38	212,712
Non-Qualified XXIV	5,868.634	11.51	67,548
	1,303,778.308		$ 33,286,660

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING U.S. Bond Index Portfolio - Class I					
Contracts in accumulation period:					
ING Select Opportunities	32,126.165	$	10.54	$	338,610
Non-Qualified V	6,786.724		11.16		75,740
Non-Qualified V (0.75)	74,414.093		11.31		841,623
Non-Qualified IX	1,358.822		11.09		15,069
Non-Qualified XII	24.317		11.30		275
Non-Qualified XX	1,871.587		11.25		21,055
Non-Qualified XXIII	1,053.741		11.53		12,150
	117,635.449			$	1,304,522
ING International Value Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	26,095.584	$	13.20	$	344,462
Non-Qualified V (0.75)	92,772.070		13.84		1,283,965
Non-Qualified IX	9,560.490		12.89		123,235
Non-Qualified XII	5,424.297		13.77		74,693
Non-Qualified XX	412.442		14.97		6,174
Non-Qualified XXIII	4,582.738		8.56		39,228
	138,847.621			$	1,871,757
ING MidCap Opportunities Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	20,219.576	$	16.41	$	331,803
Non-Qualified V (0.75)	84,720.627		17.20		1,457,195
Non-Qualified XII	2,867.836		17.12		49,097
Non-Qualified XX	5,725.462		22.49		128,766
Non-Qualified XXIII	2,052.716		12.62		25,905
	115,586.217			$	1,992,766
ING MidCap Opportunities Portfolio - Class S					
Contracts in accumulation period:					
Non-Qualified XIII	108,202.973	$	14.85	$	1,606,814
Non-Qualified XIV	94,156.359		14.42		1,357,735
Non-Qualified XV	35,874.729		14.21		509,780
Non-Qualified XVI	166.313		14.14		2,352
	238,400.374			$	3,476,681
ING SmallCap Opportunities Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	11,117.628	$	10.57	$	117,513
Non-Qualified V (0.75)	59,136.907		11.09		655,828
Non-Qualified XII	5,914.083		11.03		65,232
Non-Qualified XX	435.807		18.54		8,080
Non-Qualified XXII	219.387		13.64		2,992
Non-Qualified XXIII	217.579		11.91		2,591
	77,041.391			$	852,236

Division/Contract	Units	Unit Value		Extended Value	
ING SmallCap Opportunities Portfolio - Class S					
Contracts in accumulation period:					
Non-Qualified XIII	99,557.078	$	10.12	$	1,007,518
Non-Qualified XIV	102,961.012		9.83		1,012,107
Non-Qualified XV	44,284.221		9.68		428,671
Non-Qualified XVI	1,735.762		9.63		16,715
	248,538.073			$	2,465,011
Invesco V.I. Capital Appreciation Fund - Series I Shares					
Currently payable annuity contracts:	4,398.205	$9.90 to $11.09		$	45,528
Contracts in accumulation period:					
Non-Qualified V	7,335.849		8.92		65,436
Non-Qualified V (0.75)	56,602.487		9.46		535,460
Non-Qualified IX	170.760		8.66		1,479
Non-Qualified XII	10.024		9.40		94
Non-Qualified XXIII	115.297		9.48		1,093
	68,632.622			$	649,090
Invesco V.I. Core Equity Fund - Series I Shares					
Currently payable annuity contracts:	14,700.586	$12.76 to $13.39		$	196,523
Contracts in accumulation period:					
Non-Qualified V	51,693.112		10.05		519,516
Non-Qualified V (0.75)	70,510.371		10.66		751,641
Non-Qualified IX	1,933.910		9.76		18,875
Non-Qualified XII	15.208		10.60		161
Non-Qualified XX	3,122.667		15.78		49,276
Non-Qualified XXIII	1,393.108		10.41		14,502
Non-Qualified XXIV	418.502		10.53		4,407
	143,787.464			$	1,554,901
Janus Aspen Series Balanced Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	374.992	$	38.24	$	14,340
Janus Aspen Series Enterprise Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	2.382	$	33.10	$	79
Non-Qualified IX	66.994		29.69		1,989
	69.376			$	2,068
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	103.416	$	30.14	$	3,117
Janus Aspen Series Janus Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified IX	98.224	$	20.25	$	1,989

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value
Janus Aspen Series Worldwide Portfolio - Institutional Shares				
Contracts in accumulation period:				
Non-Qualified V (0.75)	55.341	$	24.92	$ 1,379
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC				
Contracts in accumulation period:				
Non-Qualified V	48,248.958	$	13.71	$ 661,493
Non-Qualified V (0.75)	98,966.646		14.37	1,422,151
Non-Qualified IX	10,963.520		13.39	146,802
Non-Qualified XX	2,470.729		16.65	41,138
Non-Qualified XXIII	9,760.874		11.30	110,298
Non-Qualified XXIV	14,713.143		11.43	168,171
	185,123.870			$ 2,550,053
Oppenheimer Global Securities/VA				
Contracts in accumulation period:				
Non-Qualified V (0.75)	2,543.587	$	24.77	$ 63,005
Oppenheimer Main Street Fund®/VA				
Currently payable annuity contracts	27,189.979	$9.81 to $11.64		$ 286,059
Oppenheimer Main Street Small Cap Fund®/VA				
Contracts in accumulation period:				
Non-Qualified V	3,126.681	$	13.17	$ 41,178
Non-Qualified V (0.75)	51,040.118		13.55	691,594
Non-Qualified IX	3,594.552		12.98	46,657
Non-Qualified XII	351.332		13.51	4,746
Non-Qualified XX	5,390.412		13.40	72,232
Non-Qualified XXIII	1,261.677		11.45	14,446
	64,764.772			$ 870,853
Oppenheimer Small- & Mid-Cap Growth Fund/VA				
Currently payable annuity contracts	4,830.860	$9.06 to $11.44		$ 54,868
PIMCO Real Return Portfolio - Administrative Class				
Contracts in accumulation period:				
Non-Qualified V	62,386.620	$	13.54	$ 844,715
Non-Qualified V (0.75)	434,117.831		14.00	6,077,650
Non-Qualified IX	2,915.843		13.31	38,810
Non-Qualified XX	422.005		13.81	5,828
Non-Qualified XXIII	7,689.297		11.32	87,043
	507,531.596			$ 7,054,046

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer Emerging Markets VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	36,147.174	$ 10.37	$ 374,846
Non-Qualified V (0.75)	347,364.278	10.56	3,668,167
Non-Qualified IX	151.203	10.28	1,554
Non-Qualified XII	18,877.820	10.54	198,972
Non-Qualified XX	5,940.125	10.49	62,312
Non-Qualified XXIII	5,641.000	10.10	56,974
	414,121.600		$ 4,362,825
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	9,779.018	$ 14.15	$ 138,373
Non-Qualified V (0.75)	21,636.072	14.63	316,536
Non-Qualified IX	2,839.759	13.91	39,501
Non-Qualified XXIII	621.432	12.54	7,793
	34,876.281		$ 502,203
Wanger International			
Contracts in accumulation period:			
Non-Qualified V	22,975.795	$ 10.27	$ 235,961
Non-Qualified V (0.75)	147,941.124	10.46	1,547,464
Non-Qualified IX	2,301.428	10.18	23,429
Non-Qualified XII	7,569.702	10.44	79,028
Non-Qualified XX	7,590.482	10.39	78,865
Non-Qualified XXIII	2,193.403	11.61	25,465
	190,571.934		$ 1,990,212
Wanger Select			
Contracts in accumulation period:			
Non-Qualified V	25,406.196	$ 16.40	$ 416,662
Non-Qualified V (0.75)	178,654.732	16.96	3,029,984
Non-Qualified IX	1,005.068	16.13	16,212
Non-Qualified XX	1,135.889	16.74	19,015
Non-Qualified XXIII	2,118.433	11.89	25,188
	208,320.318		$ 3,507,061
Wanger USA			
Contracts in accumulation period:			
Non-Qualified V	4,948.094	$ 14.37	$ 71,104
Non-Qualified V (0.75)	47,483.750	14.86	705,609
Non-Qualified IX	983.955	14.13	13,903
Non-Qualified XX	159.159	14.66	2,333
Non-Qualified XXIII	1,208.737	11.58	13,997
	54,783.695		$ 806,946

ING Select Opportunities

Modified single premium deferred variable annuity contracts issued since April 2010 and having mortality and expense charge of 0.75%.

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

Non-Qualified XXII

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90%.

Non-Qualified XXIII

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70%.

Non-Qualified XXIV

Certain contracts issued in connection with deferred compensation plans since June 2009 and having mortality and expense charge of 0.35%.

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, follows:

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
American Funds Insurance Series® International Fund - Class 2						
2010	-	$13.95	$4	(e)	0.75%	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
Calvert VP SRI Balanced Portfolio						
2010	59	$10.37 to $24.75	$962	1.27%	0.70% to 1.40%	10.60% to 11.39%
2009	77	$9.31 to $22.24	$1,241	1.99%	0.70% to 1.50%	23.46% to 24.32%
2008	100	$7.49 to $17.89	$1,172	2.65%	0.70% to 1.40%	-32.28% to -31.82%
2007	103	$13.66 to $26.24	$1,766	2.22%	0.75% to 1.40%	1.34% to 1.98%
2006	130	$13.48 to $25.73	$2,101	2.00%	0.75% to 1.40%	7.24% to 7.97%
Federated Capital Appreciation Fund II - Primary Shares						
2010	557	$10.79 to $11.70	$6,511	(e)	1.25% to 1.40%	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
Federated Capital Income Fund II						
2010	192	$18.59 to $19.03	$3,562	4.16%	1.25% to 1.40%	10.52% to 10.70%
2009	91	$14.18 to $17.19	$1,537	6.01%	1.25% to 1.40%	26.47% to 26.72%
2008	112	$11.19 to $13.57	$1,491	6.21%	1.25% to 1.40%	-21.49% to -21.38%
2007	150	$14.24 to $17.26	$2,537	5.27%	1.25% to 1.40%	2.54% to 2.74%
2006	184	$13.86 to $16.80	$3,039	5.95%	1.25% to 1.40%	14.09% to 14.21%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated Fund for U.S. Government Securities II						
2010	67	$18.95	$1,260	4.66%	1.40%	3.72%
2009	88	$18.27	$1,615	5.04%	1.40%	3.69%
2008	109	$17.62	$1,916	5.00%	1.40%	2.86%
2007	124	$17.13	$2,125	4.43%	1.40%	4.77%
2006	146	$16.35	$2,385	4.88%	1.40%	2.70%
Federated High Income Bond Fund II - Primary Shares						
2010	166	$24.83 to $25.41	$4,115	8.19%	1.25% to 1.40%	13.12% to 13.29%
2009	197	$21.95 to $22.43	$4,314	11.59%	1.25% to 1.40%	50.76% to 50.94%
2008	240	$14.56 to $14.86	$3,488	10.54%	1.25% to 1.40%	-27.05% to -26.91%
2007	280	$19.96 to $20.33	$5,582	8.28%	1.25% to 1.40%	1.99% to 2.11%
2006	333	$19.57 to $19.91	$6,523	8.64%	1.25% to 1.40%	9.27% to 9.46%
Federated Kaufmann Fund II - Primary Shares						
2010	175	$12.21	$2,136	(e)	1.40%	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
Federated Prime Money Fund II						
2010	147	$9.90 to $13.34	$1,959	-	1.25% to 1.40%	-1.40%
2009	111	$13.53	$1,502	0.49%	1.40%	-0.95%
2008	128	$13.66	$1,747	2.68%	1.40%	1.11%
2007	142	$13.51	$1,915	4.73%	1.40%	3.45%
2006	161	$13.06	$2,102	4.36%	1.40%	3.08%
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2010	3,455	$10.17 to $25.89	$63,098	1.68%	0.35% to 1.75%	13.13% to 14.73%
2009	4,136	$8.89 to $22.81	$65,887	2.09%	0.35% to 1.90%	27.71% to 29.24%
2008	5,003	$6.88 to $17.76	$61,149	2.21%	0.70% to 1.90%	-43.73% to -43.06%
2007	6,848	$13.79 to $31.42	$144,175	1.66%	0.75% to 1.90%	-0.43% to 75.00%
2006	9,118	$13.85 to $31.39	$187,746	3.26%	0.75% to 1.90%	17.97% to 19.32%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class												
2010	522	$9.86	to	$20.74	$9,794	0.34%	0.35%	to	1.50%	22.35%	to	23.70%
2009	563	$8.00	to	$16.83	$8,618	0.41%	0.35%	to	1.50%	26.33%	to	27.39%
2008	627	$6.28	to	$13.22	$7,951	0.81%	0.70%	to	1.50%	-47.95%	to	-47.56%
2007	696	$15.18	to	$25.21	$16,955	0.80%	0.75%	to	1.50%	25.09%	to	25.99%
2006	728	$12.05	to	$20.01	$14,214	0.65%	0.75%	to	1.50%	5.24%	to	6.10%
Fidelity® VIP High Income Portfolio - Initial Class												
2010	14	$12.68	to	$14.78	$187	7.39%	0.80%	to	1.25%	12.41%	to	12.91%
2009	16	$11.28	to	$13.09	$192	10.73%	0.80%	to	1.25%	42.24%	to	42.90%
2008	8	$7.93	to	$9.16	$69	9.30%	0.80%	to	1.25%	-25.96%	to	-25.59%
2007	8	$10.71	to	$12.31	$103	5.52%	0.80%	to	1.25%		1.52%	
2006	20	$10.55	to	$12.08	$223	0.24%	0.80%	to	1.25%	9.78%	to	10.42%
Fidelity® VIP Overseas Portfolio - Initial Class												
2010	264	$9.31	to	$20.02	$4,929	1.23%	0.35%	to	1.50%	11.41%	to	12.69%
2009	324	$8.28	to	$17.84	$5,452	2.05%	0.35%	to	1.50%	24.67%	to	25.64%
2008	334	$6.59	to	$14.20	$4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
2007	409	$17.69	to	$25.46	$10,176	3.36%	0.75%	to	1.50%	15.53%	to	16.42%
2006	399	$15.20	to	$21.87	$8,523	1.26%	0.75%	to	1.50%	16.34%	to	17.20%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2010	5,127	$10.81	to	$35.52	$127,170	1.15%	0.35%	to	1.90%	14.97%	to	16.77%
2009	6,028	$9.29	to	$30.73	$126,570	1.30%	0.35%	to	1.90%	33.10%	to	34.83%
2008	6,970	$6.89	to	$22.97	$109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%
2007	9,132	$12.72	to	$40.52	$241,923	0.86%	0.75%	to	1.90%	15.37%	to	16.73%
2006	11,979	$10.91	to	$34.95	$267,443	1.27%	0.75%	to	1.90%	9.56%	to	10.88%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2010	947	$20.26	to	$23.89	$22,102	1.78%	1.25%	to	1.40%	13.38%	to	13.57%
2009	1,111	$17.84	to	$21.07	$22,865	2.33%	1.25%	to	1.40%	24.82%	to	25.02%
2008	1,317	$14.27	to	$16.88	$21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
2007	1,559	$22.93	to	$27.17	$41,388	3.60%	1.25%	to	1.40%	3.98%	to	4.09%
2006	1,948	$22.03	to	$26.13	$49,643	1.82%	1.25%	to	1.40%	14.10%	to	14.32%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2010	42		$20.43		$868	3.48%		1.40%			6.30%	
2009	48		$19.22		$914	8.83%		1.40%			14.13%	
2008	52		$16.84		$876	4.19%		1.40%			-4.64%	
2007	61		$17.66		$1,079	4.37%		1.40%			2.91%	
2006	71		$17.16		$1,210	4.63%		1.40%			2.88%	
Franklin Small Cap Value Securities Fund - Class 2												
2010	179	$11.50	to	$19.71	$3,417	0.74%	0.70%	to	1.50%	26.27%	to	27.35%
2009	223	$9.03	to	$15.49	$3,377	1.54%	0.70%	to	1.50%	27.21%	to	28.27%
2008	230	$7.04	to	$12.08	$2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
2007	236	$17.32	to	$18.17	$4,263	0.74%	0.75%	to	1.50%	-3.83%	to	-3.14%
2006	267	$18.01	to	$18.76	$4,969	0.65%	0.75%	to	1.50%	15.30%	to	16.09%
ING Balanced Portfolio - Class I												
2010	3,405	$10.04	to	$38.49	$81,044	2.77%	0.35%	to	2.25%	11.56%	to	13.75%
2009	3,901	$9.00	to	$34.05	$80,515	4.40%	0.35%	to	2.25%	16.58%	to	18.98%
2008	4,677	$7.72	to	$28.83	$81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
2007	6,094	$10.98	to	$40.47	$145,449	2.69%	0.75%	to	2.25%	3.20%	to	4.78%
2006	7,358	$10.64	to	$38.70	$165,989	2.39%	0.75%	to	2.25%	7.47%	to	9.16%
ING Intermediate Bond Portfolio - Class I												
2010	5,235	$11.35	to	$90.43	$101,061	4.92%	0.35%	to	2.25%	7.41%	to	9.45%
2009	5,981	$10.40	to	$83.24	$104,817	6.58%	0.35%	to	2.25%	9.09%	to	11.25%
2008	6,247	$9.39	to	$75.43	$100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%
2007	5,709	$10.77	to	$83.34	$105,197	3.54%	0.75%	to	2.25%	3.67%	to	5.26%
2006	6,657	$10.25	to	$79.47	$115,703	3.76%	0.75%	to	2.25%	1.75%	to	3.26%
ING American Funds Growth Portfolio												
2010	988	$12.20	to	$12.93	$12,525	0.10%	0.95%	to	1.75%	16.08%	to	16.97%
2009	1,327	$10.43	to	$11.09	$14,407	1.85%	0.95%	to	1.90%	35.98%	to	43.28%
2008	1,593	$7.67	to	$7.98	$12,540	0.80%	0.95%	to	1.90%	-45.33%	to	-44.81%
2007	1,968	$14.03	to	$14.46	$28,095	0.26%	0.95%	to	1.90%	5.55%	to	10.72%
2006	2,461	$12.80	to	$13.33	$31,969	0.17%	0.95%	to	1.90%	7.65%	to	8.56%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds Growth-Income Portfolio												
2010	926	$10.51	to	$11.13	$10,115	0.87%	0.95%	to	1.75%	8.91%	to	14.04%
2009	1,262	$9.58	to	$10.06	$12,494	2.25%	0.95%	to	1.90%	28.07%	to	29.31%
2008	1,488	$7.48	to	$7.78	$11,419	1.40%	0.95%	to	1.90%	-41.41%	to	-38.79%
2007	1,948	$12.33	to	$12.92	$24,551	0.99%	0.95%	to	1.90%	2.49%	to	3.50%
2006	2,517	$12.03	to	$12.53	$30,744	0.73%	0.95%	to	1.90%	12.43%	to	13.49%
ING American Funds International Portfolio												
2010	910	$14.23	to	$15.04	$13,439	0.88%	0.95%	to	1.75%	4.79%	to	5.65%
2009	1,173	$13.47	to	$14.28	$16,435	3.43%	0.95%	to	1.90%	39.59%	to	46.31%
2008	1,357	$9.65	to	$10.04	$13,434	1.78%	0.95%	to	1.90%	-45.38%	to	-43.02%
2007	1,687	$17.09	to	$17.87	$29,453	0.89%	0.95%	to	1.90%	17.14%	to	18.33%
2006	2,095	$14.59	to	$15.16	$30,978	0.86%	0.95%	to	1.90%	16.07%	to	17.15%
ING Artio Foreign Portfolio - Service Class												
2010	409	$8.36	to	$14.08	$4,771	-	0.70%	to	1.75%	4.94%	to	6.09%
2009	664	$7.88	to	$13.28	$7,153	3.47%	0.70%	to	1.90%	17.89%	to	19.39%
2008	802	$6.60	to	$11.13	$7,156	-	0.70%	to	1.90%	-44.69%	to	-44.04%
2007	1,022	$12.33	to	$19.89	$15,744	0.09%	0.75%	to	1.90%	14.27%	to	15.57%
2006	1,083	$10.79	to	$17.21	$13,881	-	0.75%	to	1.90%	27.57%	to	28.24%
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class												
2010	28		$10.61		$297	(e)		0.75%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2010	2,809	$8.33	to	$10.58	$24,230	0.47%	0.35%	to	1.90%	11.51%	to	13.16%
2009	3,166	$7.47	to	$9.35	$24,319	0.58%	0.35%	to	1.90%	28.13%	to	29.79%
2008	3,602	$5.83	to	$7.15	$21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
2007	4,435	$9.74	to	$10.45	$43,667	(b)	0.75%	to	1.90%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Global Real Estate Portfolio - Institutional Class												
2010	158	$10.11	to	$10.30	$1,619	7.68%	0.70%	to	1.50%	14.63%	to	15.49%
2009	192	$8.82	to	$8.91	$1,713	2.00%	0.75%	to	1.50%	31.84%	to	32.79%
2008	162	$6.69	to	$6.71	$1,087	(c)	0.75%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Clarion Global Real Estate Portfolio - Service Class												
2010	104	$10.85	to	$11.08	$1,145	8.22%	0.95%	to	1.40%	14.33%	to	14.82%
2009	117	$9.31	to	$9.65	$1,118	2.38%	0.95%	to	1.90%	30.94%	to	32.19%
2008	124	$7.11	to	$7.30	$902	-	0.95%	to	1.90%	-42.43%	to	-41.83%
2007	192	$12.35	to	$12.55	$2,393	3.72%	0.95%	to	1.90%	-9.06%	to	-8.19%
2006	148	$13.58	to	$13.67	$2,017	(a)	0.95%	to	1.90%		(a)	
ING Clarion Real Estate Portfolio - Service Class												
2010	220	$10.08	to	$11.03	$2,302	3.84%	0.70%	to	1.50%	26.02%	to	27.07%
2009	188	$8.07	to	$8.68	$1,553	3.21%	0.70%	to	1.50%	33.83%	to	34.99%
2008	173	$6.03	to	$6.43	$1,064	1.48%	0.70%	to	1.50%	-39.40%	to	-38.93%
2007	149	$9.95	to	$10.07	$1,504	2.63%	0.75%	to	1.50%	-18.97%	to	-18.40%
2006	88	$11.88	to	$12.34	$1,079	(a)	0.75%	to	1.50%		(a)	
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2010	1,548	$11.44	to	$11.96	$18,278	0.36%	0.95%	to	1.90%	26.27%	to	27.37%
2009	1,736	$9.06	to	$9.39	$16,149	0.67%	0.95%	to	1.90%	36.86%	to	38.29%
2008	2,013	$6.62	to	$6.79	$13,578	1.14%	0.95%	to	1.90%	-40.14%	to	-39.59%
2007	2,569	$11.06	to	$11.27	$28,743	0.26%	0.95%	to	1.90%	12.63%	to	13.65%
2006	2,932	$9.82	to	$9.94	$28,943	(a)	0.95%	to	1.90%		(a)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2010	128	$11.79	to	$15.92	$2,007	0.12%	0.70%	to	1.50%	26.45%	to	27.46%
2009	100	$9.25	to	$12.49	$1,237	0.49%	0.70%	to	1.50%	37.05%	to	38.16%
2008	91	$8.80	to	$9.04	$815	0.77%	0.75%	to	1.50%	-40.05%	to	-39.61%
2007	84	$14.68	to	$14.97	$1,256	0.07%	0.75%	to	1.50%	12.84%	to	13.58%
2006	125	$13.01	to	$13.18	$1,644	-	0.75%	to	1.50%	10.58%	to	11.13%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Income Portfolio - Service Class												
2010	381	$11.00	to	$11.42	$4,307	5.10%	0.95%	to	1.75%	11.00%	to	11.85%
2009	454	$9.85	to	$10.21	$4,595	6.29%	0.95%	to	1.90%	29.43%	to	30.73%
2008	450	$7.61	to	$7.81	$3,482	3.07%	0.95%	to	1.90%	-30.57%	to	-29.89%
2007	628	$10.96	to	$11.14	$6,948	1.10%	0.95%	to	1.90%	0.64%	to	1.64%
2006	395	$10.89	to	$10.96	$4,316	(a)	0.95%	to	1.90%		(a)	
ING Franklin Mutual Shares Portfolio - Service Class												
2010	181	$9.88	to	$10.18	$1,831	0.43%	0.95%	to	1.75%	9.66%	to	10.53%
2009	257	$8.97	to	$9.21	$2,349	0.14%	0.95%	to	1.90%	24.07%	to	25.31%
2008	258	$7.23	to	$7.35	$1,885	3.00%	0.95%	to	1.90%	-38.99%	to	-38.34%
2007	307	$11.85	to	$11.92	$3,654	(b)	0.95%	to	1.90%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING Global Resources Portfolio - Service Class												
2010	644	$10.22	to	$13.41	$8,254	0.85%	0.70%	to	1.75%	19.61%	to	20.80%
2009	819	$8.46	to	$11.18	$8,735	0.31%	0.70%	to	1.90%	34.85%	to	36.45%
2008	791	$6.20	to	$8.25	$6,198	2.14%	0.70%	to	1.90%	-42.07%	to	-41.43%
2007	827	$12.93	to	$14.18	$11,102	0.02%	0.75%	to	1.90%	30.74%	to	31.93%
2006	162	$9.89	to	$9.96	$1,610	(a)	0.95%	to	1.90%		(a)	
ING Janus Contrarian Portfolio - Service Class												
2010	164	$8.03	to	$9.36	$1,340	-	0.70%	to	1.50%	12.31%	to	13.12%
2009	186	$7.15	to	$7.24	$1,347	0.94%	0.75%	to	1.50%	34.71%	to	35.33%
2008	26	$5.33	to	$5.35	$139	(c)	0.75%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2010	474	$14.89	to	$19.74	$8,255	0.68%	0.95%	to	1.75%	18.55%	to	19.47%
2009	422	$12.49	to	$16.58	$6,191	1.49%	0.95%	to	1.90%	68.78%	to	70.26%
2008	378	$7.40	to	$9.76	$3,328	2.42%	0.95%	to	1.90%	-52.10%	to	-51.59%
2007	548	$15.45	to	$20.23	$9,890	1.13%	0.95%	to	1.90%	36.12%	to	37.48%
2006	319	$11.35	to	$14.76	$4,487	0.62%	0.95%	to	1.90%	34.28%	to	34.55%

160

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2010	476	$11.96	to	$24.50	$11,521	0.42%	0.70%	to	1.50%	18.53%	to	19.48%
2009	403	$10.01	to	$20.52	$8,208	1.21%	0.70%	to	1.50%	69.03%	to	70.53%
2008	349	$5.87	to	$12.05	$4,184	2.52%	0.70%	to	1.50%	-52.01%	to	-51.65%
2007	415	$24.42	to	$24.92	$10,312	0.96%	0.75%	to	1.50%	36.42%	to	37.45%
2006	349	$17.90	to	$18.13	$6,325	0.56%	0.75%	to	1.50%	33.78%	to	34.80%
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2010	148	$13.66	to	$14.30	$2,093	0.44%	0.95%	to	1.75%	24.86%	to	25.88%
2009	178	$10.86	to	$11.36	$2,000	0.71%	0.95%	to	1.90%	24.97%	to	26.22%
2008	215	$8.69	to	$9.00	$1,919	0.72%	0.95%	to	1.90%	-30.98%	to	-30.34%
2007	327	$12.59	to	$12.92	$4,187	0.32%	0.95%	to	1.90%	-3.45%	to	-2.49%
2006	524	$13.04	to	$13.25	$6,901	0.08%	0.95%	to	1.90%	14.79%	to	15.82%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2010	23	$11.72	to	$14.15	$324	-	0.70%	to	1.25%	25.11%	to	25.89%
2009	13	$9.31	to	$11.25	$143	-	0.70%	to	1.25%	25.74%	to	26.40%
2008	11	$7.37	to	$8.90	$102	0.81%	0.70%	to	1.25%	-30.80%	to	-30.47%
2007	11	$12.63	to	$12.80	$145	0.40%	0.75%	to	1.25%	-2.92%	to	-2.44%
2006	27	$13.01	to	$13.12	$358	-	0.75%	to	1.25%	15.80%		
ING Large Cap Growth Portfolio - Institutional Class												
2010	625	$13.35	to	$15.26	$8,989	0.40%	0.95%	to	1.75%	12.60%	to	13.46%
2009	707	$11.82	to	$13.45	$8,990	0.49%	0.95%	to	1.90%	39.98%	to	41.43%
2008	773	$8.40	to	$9.51	$6,965	0.51%	0.95%	to	1.90%	-28.73%	to	-28.01%
2007	947	$11.72	to	$13.21	$11,913	0.33%	0.95%	to	1.90%	9.80%	to	10.82%
2006	1,258	$10.62	to	$11.92	$14,399	-	0.95%	to	1.90%	3.90%	to	4.93%
ING Lord Abbett Growth and Income Portfolio - Institutional Class												
2010	278	$9.42	to	$10.55	$2,705	0.71%	0.70%	to	1.50%	15.72%	to	16.75%
2009	382	$8.14	to	$9.04	$3,183	0.83%	0.70%	to	1.50%	17.29%	to	18.17%
2008	568	$6.94	to	$7.65	$4,020	3.22%	0.70%	to	1.50%	-37.31%	to	-36.84%
2007	628	$11.07	to	$11.21	$7,030	0.06%	0.75%	to	1.50%	3.06%	to	3.51%
2006	4	$10.79	to	$10.83	$45	(a)	0.75%	to	1.25%	(a)		

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Lord Abbett Growth and Income Portfolio - Service Class												
2010	46	$9.37	to	$9.57	$432	0.43%	0.95%	to	1.40%	15.39%	to	16.00%
2009	61	$8.10	to	$8.25	$500	0.63%	0.95%	to	1.45%	17.05%	to	17.69%
2008	66	$6.86	to	$7.01	$458	2.41%	0.95%	to	1.75%	-37.75%	to	-37.24%
2007	86	$11.02	to	$11.17	$955	1.58%	0.95%	to	1.75%	2.32%	to	3.23%
2006	99	$10.75	to	$10.82	$1,071	(a)	0.95%	to	1.90%		(a)	
ING Marsico Growth Portfolio - Service Class												
2010	133	$10.04	to	$12.16	$1,523	0.58%	0.75%	to	1.50%	18.14%	to	18.92%
2009	164	$8.38	to	$10.23	$1,595	0.90%	0.70%	to	1.75%	26.78%	to	28.07%
2008	173	$6.61	to	$7.99	$1,285	0.58%	0.70%	to	1.75%	-41.40%	to	-40.73%
2007	171	$11.25	to	$13.48	$2,142	-	0.75%	to	1.90%	11.94%	to	13.28%
2006	83	$10.05	to	$11.90	$918	-	0.75%	to	1.90%	3.60%	to	4.20%
ING Marsico International Opportunities Portfolio - Service Class												
2010	382	$9.30	to	$14.20	$4,700	1.36%	0.70%	to	1.50%	12.11%	to	13.00%
2009	488	$8.23	to	$12.57	$5,429	1.23%	0.70%	to	1.75%	35.17%	to	36.71%
2008	627	$6.02	to	$9.21	$5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%
2007	822	$12.70	to	$18.37	$13,733	1.00%	0.75%	to	1.90%	18.26%	to	19.67%
2006	952	$10.69	to	$15.35	$13,618	0.03%	0.75%	to	1.90%	21.75%	to	23.10%
ING MFS Total Return Portfolio - Institutional Class												
2010	3,512	$11.18	to	$11.82	$40,810	0.44%	0.95%	to	1.90%	8.02%	to	9.14%
2009	4,367	$10.35	to	$10.83	$46,669	2.54%	0.95%	to	1.90%	15.90%	to	17.08%
2008	5,335	$8.93	to	$9.25	$48,840	5.92%	0.95%	to	1.90%	-23.61%	to	-22.92%
2007	7,812	$11.69	to	$12.00	$92,899	3.07%	0.95%	to	1.90%	2.27%	to	3.27%
2006	10,701	$11.43	to	$11.62	$123,605	2.62%	0.95%	to	1.90%	10.01%	to	11.09%
ING MFS Total Return Portfolio - Service Class												
2010	76	$13.85	to	$14.39	$1,091	0.50%	0.75%	to	1.50%	8.18%	to	9.02%
2009	98	$9.87	to	$13.20	$1,288	2.46%	0.70%	to	1.50%	16.16%	to	17.08%
2008	103	$8.43	to	$11.28	$1,153	6.12%	0.70%	to	1.50%	-23.51%	to	-22.90%
2007	111	$14.29	to	$14.72	$1,623	2.99%	0.75%	to	1.50%	2.44%	to	3.25%
2006	118	$13.92	to	$14.37	$1,658	2.36%	0.75%	to	1.50%	10.28%	to	11.07%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Utilities Portfolio - Service Class												
2010	146	$10.36	to	$17.28	$2,489	2.62%	0.70%	to	1.50%	12.04%	to	12.87%
2009	148	$9.18	to	$15.31	$2,238	5.00%	0.70%	to	1.50%	30.80%	to	31.90%
2008	187	$6.96	to	$11.62	$2,161	3.26%	0.70%	to	1.50%	-38.65%	to	-38.16%
2007	219	$18.42	to	$18.79	$4,096	0.87%	0.75%	to	1.50%	25.48%	to	26.45%
2006	81	$14.68	to	$14.86	$1,201	0.06%	0.75%	to	1.50%	28.88%	to	29.78%
ING PIMCO High Yield Portfolio - Service Class												
2010	322	$13.47	to	$15.01	$4,727	7.37%	0.70%	to	1.50%	12.60%	to	13.48%
2009	347	$11.87	to	$13.24	$4,530	8.35%	0.70%	to	1.50%	47.37%	to	48.38%
2008	199	$8.00	to	$8.93	$1,748	8.39%	0.70%	to	1.40%	-23.67%	to	-23.08%
2007	248	$10.75	to	$11.61	$2,850	6.50%	0.75%	to	1.40%	1.42%	to	2.11%
2006	346	$10.55	to	$11.37	$3,918	6.45%	0.75%	to	1.50%	7.42%	to	8.08%
ING Pioneer Equity Income Portfolio - Institutional Class												
2010	392	$8.15	to	$10.33	$3,430	2.42%	0.35%	to	1.50%	17.60%	to	18.87%
2009	418	$6.93	to	$8.69	$3,102	-	0.35%	to	1.50%	10.88%	to	11.95%
2008	592	$6.25	to	$7.70	$3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
2007	686	$9.07	to	$9.19	$6,290	(b)	0.75%	to	1.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Fund Portfolio - Institutional Class												
2010	908	$10.23	to	$12.26	$10,904	1.16%	0.75%	to	2.25%	13.53%	to	15.29%
2009	1,085	$8.92	to	$10.66	$11,381	1.38%	0.75%	to	2.25%	21.75%	to	23.51%
2008	1,190	$7.26	to	$8.64	$10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
2007	1,663	$11.18	to	$13.33	$21,812	1.25%	0.75%	to	2.25%	2.97%	to	4.52%
2006	2,078	$10.78	to	$12.77	$26,316	-	0.75%	to	2.25%	14.47%	to	15.88%
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2010	259	$10.48	to	$10.90	$2,795	1.11%	0.70%	to	1.50%	16.44%	to	17.33%
2009	284	$9.00	to	$9.29	$2,620	1.39%	0.70%	to	1.50%	23.63%	to	24.53%
2008	328	$7.28	to	$7.46	$2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
2007	337	$11.02	to	$11.16	$3,758	0.11%	0.75%	to	1.50%		4.99%	
2006	3		$10.63		$36	(a)		0.75%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Mid Cap Value Portfolio - Service Class												
2010	79	$10.21	to	$10.60	$831	0.89%	0.95%	to	1.75%	15.89%	to	16.74%
2009	82	$8.81	to	$9.08	$737	1.11%	0.95%	to	1.75%	23.04%	to	24.04%
2008	96	$7.14	to	$7.32	$700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
2007	113	$10.88	to	$11.05	$1,247	0.88%	0.95%	to	1.90%	3.61%	to	4.44%
2006	33	$10.52	to	$10.58	$344	(a)	0.95%	to	1.75%		(a)	
ING Retirement Growth Portfolio - Adviser Class												
2010	536	$10.31	to	$10.37	$5,538	0.36%	0.95%	to	1.40%	10.03%	to	10.55%
2009	600	$9.36	to	$9.38	$5,625	(d)	0.95%	to	1.90%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Retirement Moderate Growth Portfolio - Adviser Class												
2010	611	$10.54	to	$10.60	$6,453	0.45%	0.95%	to	1.40%	9.45%	to	9.96%
2009	795	$9.62	to	$9.64	$7,664	(d)	0.95%	to	1.75%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Retirement Moderate Portfolio - Adviser Class												
2010	672	$10.65	to	$10.71	$7,174	0.59%	0.95%	to	1.40%	8.01%	to	8.51%
2009	915	$9.85	to	$9.87	$9,028	(d)	0.95%	to	1.90%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2010	828	$11.38	to	$13.93	$11,444	1.61%	0.70%	to	1.50%	12.37%	to	13.23%
2009	901	$10.05	to	$12.31	$11,020	1.94%	0.70%	to	1.50%	31.27%	to	32.41%
2008	861	$7.59	to	$9.30	$7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
2007	700	$12.68	to	$12.93	$9,010	1.88%	0.75%	to	1.50%	2.84%	to	3.61%
2006	466	$12.33	to	$12.48	$5,804	1.29%	0.75%	to	1.50%	13.27%	to	13.76%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Equity Income Portfolio - Service Class												
2010	432	$9.77	to	$15.76	$5,791	1.50%	0.70%	to	1.75%	12.95%	to	14.11%
2009	509	$8.60	to	$13.92	$6,057	1.78%	0.70%	to	1.90%	22.51%	to	23.99%
2008	476	$7.02	to	$11.30	$4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
2007	486	$11.13	to	$17.84	$7,362	1.39%	0.75%	to	1.90%	1.09%	to	2.30%
2006	419	$11.01	to	$17.57	$6,350	1.24%	0.75%	to	1.90%	17.29%	to	18.16%
ING Templeton Global Growth Portfolio - Service Class												
2010	35	$9.25	to	$9.45	$327	1.23%	0.95%	to	1.40%	6.20%	to	6.78%
2009	56	$8.54	to	$8.85	$489	2.16%	0.95%	to	1.90%	29.79%	to	30.92%
2008	66	$6.58	to	$6.76	$438	1.06%	0.95%	to	1.90%	-40.88%	to	-40.23%
2007	113	$11.13	to	$11.31	$1,268	1.33%	0.95%	to	1.90%	0.45%	to	1.43%
2006	62	$11.08	to	$11.15	$692	(a)	0.95%	to	1.90%	(a)		
ING U.S. Stock Index Portfolio - Service Class												
2010	5	$11.67			$60	(e)	0.75%			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
ING Van Kampen Growth and Income Portfolio - Service Class												
2010	72	$10.70	to	$12.00	$857	0.23%	0.70%	to	1.50%	10.79%	to	11.69%
2009	81	$9.58	to	$10.75	$865	1.18%	0.70%	to	1.50%	22.12%	to	23.14%
2008	96	$7.78	to	$8.74	$835	3.84%	0.70%	to	1.50%	-33.23%	to	-32.72%
2007	92	$12.73	to	$12.99	$1,195	1.42%	0.75%	to	1.50%	1.03%	to	1.80%
2006	116	$12.60	to	$12.76	$1,476	1.35%	0.75%	to	1.50%	14.34%	to	15.16%
ING Wells Fargo HealthCare Portfolio - Service Class												
2010	18	$9.78	to	$12.27	$214	-	0.70%	to	1.25%	5.58%	to	6.23%
2009	25	$11.29	to	$11.55	$283	-	0.75%	to	1.25%	18.59%	to	19.20%
2008	69	$9.52	to	$9.69	$666	0.16%	0.75%	to	1.25%	-29.53%	to	-29.22%
2007	41	$13.51	to	$13.69	$556	0.18%	0.75%	to	1.25%	7.22%	to	7.71%
2006	44	$12.60	to	$12.71	$562	-	0.75%	to	1.25%	12.40%	to	13.08%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Money Market Portfolio - Class I												
2010	7,277	$9.97	to	$16.27	$97,671	0.02%	0.35%	to	1.90%	-1.68%	to	-0.10%
2009	10,475	$10.02	to	$16.35	$140,358	0.30%	0.35%	to	1.90%	-1.56%	to	0.10%
2008	15,397	$10.06	to	$16.42	$207,378	5.24%	0.70%	to	1.90%	0.65%	to	1.92%
2007	15,622	$10.59	to	$16.11	$204,844	4.10%	0.75%	to	1.90%	3.14%	to	4.34%
2006	18,036	$10.17	to	$15.44	$224,967	2.87%	0.75%	to	2.25%	2.49%	to	4.11%
ING Money Market Portfolio - Class S												
2010	32		$9.91		$313	(e)		0.75%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2010	131	$13.00	to	$20.82	$2,244	1.13%	0.35%	to	1.25%	20.45%	to	21.61%
2009	91	$10.69	to	$17.22	$1,309	1.75%	0.35%	to	1.25%	34.10%	to	34.63%
2008	106	$10.76	to	$12.82	$1,200	0.69%	0.75%	to	1.50%	-27.69%	to	-27.11%
2007	89	$14.88	to	$17.62	$1,399	0.39%	0.75%	to	1.50%	-4.31%	to	-3.60%
2006	102	$15.55	to	$18.32	$1,650	0.01%	0.75%	to	1.50%	13.67%	to	14.58%
ING Baron Small Cap Growth Portfolio - Service Class												
2010	239	$9.99	to	$20.21	$3,700	-	0.70%	to	1.75%	24.25%	to	25.62%
2009	267	$8.00	to	$16.13	$3,335	-	0.70%	to	1.90%	32.67%	to	34.28%
2008	298	$6.03	to	$12.04	$2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
2007	329	$10.46	to	$20.69	$5,233	-	0.75%	to	1.90%	4.08%	to	5.32%
2006	541	$10.05	to	$19.69	$7,061	-	0.75%	to	1.90%	13.49%	to	14.40%
ING Columbia Small Cap Value Portfolio - Service Class												
2010	70	$10.08	to	$10.39	$719	0.87%	0.75%	to	1.40%	23.53%	to	24.28%
2009	80	$8.05	to	$8.36	$663	1.26%	0.75%	to	1.75%	22.53%	to	23.85%
2008	114	$6.54	to	$6.75	$761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
2007	164	$10.12	to	$10.32	$1,676	0.08%	0.75%	to	1.90%	1.00%	to	2.18%
2006	327	$10.02	to	$10.10	$3,294	(a)	0.75%	to	1.90%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Davis New York Venture Portfolio - Service Class												
2010	245	$9.64	to	$14.34	$2,620	0.39%	0.70%	to	1.50%	10.40%	to	11.28%
2009	260	$8.63	to	$12.92	$2,481	0.65%	0.70%	to	1.75%	29.39%	to	30.76%
2008	285	$6.65	to	$9.91	$2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
2007	274	$11.15	to	$13.92	$3,386	0.26%	0.75%	to	1.90%	2.20%	to	3.42%
2006	173	$10.91	to	$15.96	$2,083	-	0.75%	to	1.90%	12.11%	to	13.01%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2010	106	$11.47	to	$20.12	$1,745	0.68%	0.35%	to	1.50%	21.11%	to	22.49%
2009	138	$9.40	to	$16.52	$1,764	1.21%	0.35%	to	1.50%	23.86%	to	24.83%
2008	129	$7.53	to	$13.27	$1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
2007	165	$17.23	to	$20.01	$2,982	0.52%	0.75%	to	1.50%	0.82%	to	1.58%
2006	156	$17.09	to	$19.74	$2,766	-	0.75%	to	1.50%	14.78%	to	15.69%
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class												
2010	1,600	$5.57	to	$17.24	$20,533	-	0.35%	to	1.90%	21.88%	to	24.04%
2009	1,808	$4.57	to	$13.96	$18,675	-	0.35%	to	1.90%	29.83%	to	31.40%
2008	2,073	$3.52	to	$10.63	$16,298	-	0.70%	to	1.90%	-40.34%	to	-39.64%
2007	2,545	$5.90	to	$17.61	$32,332	-	0.75%	to	1.90%	-3.44%	to	-2.34%
2006	3,252	$6.11	to	$18.04	$42,509	-	0.75%	to	1.90%	8.14%	to	9.47%
ING Oppenheimer Global Portfolio - Initial Class												
2010	6,770	$11.18	to	$13.96	$92,120	1.58%	0.35%	to	1.90%	13.88%	to	15.66%
2009	7,725	$9.70	to	$12.14	$91,664	2.37%	0.35%	to	1.90%	36.95%	to	38.57%
2008	8,892	$7.00	to	$8.78	$76,622	2.27%	0.70%	to	1.90%	-41.47%	to	-40.72%
2007	10,904	$12.18	to	$14.86	$159,447	1.08%	0.75%	to	1.90%	4.48%	to	5.77%
2006	13,690	$13.51	to	$14.07	$190,280	0.07%	0.75%	to	1.90%	15.80%	to	17.09%
ING Oppenheimer Global Strategic Income Portfolio - Initial Class												
2010	3,344	$11.57	to	$13.70	$44,608	3.12%	0.35%	to	2.25%	13.30%	to	15.50%
2009	3,753	$10.05	to	$11.92	$43,730	3.79%	0.35%	to	2.25%	18.91%	to	20.74%
2008	4,539	$8.33	to	$9.88	$44,027	5.46%	0.70%	to	2.25%	-17.39%	to	-16.18%
2007	5,739	$11.33	to	$11.79	$66,638	4.56%	0.75%	to	2.25%	6.29%	to	7.95%
2006	6,500	$10.54	to	$10.93	$70,286	0.38%	0.75%	to	2.25%	6.07%	to	7.66%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Strategic Income Portfolio - Service Class												
2010	9	$13.09			$115	2.69%	1.25%			14.12%		
2009	9	$11.47			$108	6.45%	1.25%			19.85%		
2008	2	$9.57			$16	5.56%	1.25%			-16.85%		
2007	2	$11.51			$20	9.52%	1.25%			7.27%		
2006	-	$10.73			$1	(a)	1.25%			(a)		
ING PIMCO Total Return Portfolio - Service Class												
2010	997	$11.90	to	$15.44	$15,202	3.38%	0.70%	to	1.50%	5.93%	to	6.82%
2009	1,003	$11.14	to	$14.46	$14,338	3.27%	0.70%	to	1.50%	10.98%	to	11.85%
2008	776	$9.96	to	$12.94	$9,940	4.66%	0.70%	to	1.50%	-1.68%	to	-0.92%
2007	620	$12.51	to	$13.06	$8,027	3.35%	0.75%	to	1.50%	7.75%	to	8.56%
2006	563	$11.61	to	$12.03	$6,721	1.62%	0.75%	to	1.50%	2.47%	to	3.26%
ING Pioneer High Yield Portfolio - Initial Class												
2010	1,392	$13.82	to	$15.34	$19,661	6.04%	0.70%	to	1.90%	16.72%	to	18.09%
2009	1,614	$11.84	to	$12.99	$19,385	7.84%	0.75%	to	1.90%	63.99%	to	65.90%
2008	1,746	$7.22	to	$7.83	$12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
2007	32	$11.08	to	$11.18	$355	23.40%	0.75%	to	1.25%	4.73%	to	5.37%
2006	2	$10.58	to	$10.61	$21	(a)	0.75%	to	1.25%	(a)		
ING Solution 2015 Portfolio - Service Class												
2010	316	$10.63	to	$11.90	$3,709	2.28%	0.70%	to	1.50%	9.61%	to	10.50%
2009	311	$9.62	to	$10.78	$3,305	3.95%	0.70%	to	1.50%	20.49%	to	21.46%
2008	280	$7.92	to	$8.88	$2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
2007	119	$11.99	to	$12.23	$1,452	0.58%	0.75%	to	1.50%	3.01%	to	3.82%
2006	82	$11.64	to	$11.78	$959	0.27%	0.75%	to	1.50%	9.36%	to	9.89%
ING Solution 2025 Portfolio - Service Class												
2010	215	$10.48	to	$11.75	$2,404	1.54%	0.35%	to	1.50%	12.04%	to	13.37%
2009	204	$9.28	to	$10.41	$2,009	3.22%	0.35%	to	1.50%	24.18%	to	24.90%
2008	186	$7.43	to	$8.34	$1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
2007	191	$12.53	to	$12.70	$2,417	0.43%	0.75%	to	1.25%	3.30%	to	3.84%
2006	70	$12.13	to	$12.23	$853	0.23%	0.75%	to	1.25%	11.18%	to	11.79%

168

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Service Class												
2010	296	$10.44	to	$11.90	$3,271	1.18%	0.35%	to	1.25%	13.10%	to	14.16%
2009	239	$9.18	to	$10.47	$2,339	2.94%	0.35%	to	1.25%	26.77%	to	27.50%
2008	157	$7.20	to	$8.22	$1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%
2007	125	$12.97	to	$13.15	$1,630	0.58%	0.75%	to	1.25%	4.01%	to	4.53%
2006	36	$12.47	to	$12.58	$453	0.11%	0.75%	to	1.25%	12.65%		
ING Solution 2045 Portfolio - Service Class												
2010	87	$10.25	to	$11.92	$940	1.12%	0.35%	to	1.50%	13.39%	to	14.73%
2009	122	$8.96	to	$10.44	$1,200	2.34%	0.35%	to	1.50%	28.18%	to	28.92%
2008	99	$6.95	to	$8.10	$764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
2007	102	$13.38	to	$13.56	$1,381	0.36%	0.75%	to	1.25%	4.45%	to	4.95%
2006	21	$12.81	to	$12.92	$272	0.05%	0.75%	to	1.25%	13.66%		
ING Solution Income Portfolio - Service Class												
2010	74	$10.98	to	$12.04	$879	2.76%	0.70%	to	1.25%	8.33%	to	8.82%
2009	131	$10.09	to	$11.07	$1,436	5.89%	0.70%	to	1.25%	16.28%	to	16.38%
2008	144	$8.67	to	$9.52	$1,349	1.53%	0.70%	to	0.75%	-17.29%		
2007	110	$11.35	to	$11.51	$1,264	1.20%	0.75%	to	1.25%	3.94%	to	4.45%
2006	37	$10.92	to	$11.02	$408	0.18%	0.75%	to	1.25%	6.02%		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2010	3,375	$11.70	to	$14.79	$48,429	0.28%	0.35%	to	1.90%	26.01%	to	28.03%
2009	3,724	$9.16	to	$11.62	$42,125	0.42%	0.35%	to	1.90%	43.73%	to	45.43%
2008	4,178	$6.30	to	$8.01	$32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
2007	4,927	$12.59	to	$14.23	$68,707	0.19%	0.75%	to	1.90%	11.23%	to	12.51%
2006	6,287	$11.90	to	$12.67	$78,292	-	0.75%	to	1.90%	7.04%	to	8.35%
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2010	1,303	$10.93	to	$30.17	$32,431	0.03%	0.35%	to	1.50%	15.12%	to	16.42%
2009	1,461	$9.42	to	$26.18	$31,789	0.16%	0.35%	to	1.50%	40.87%	to	41.88%
2008	1,613	$6.64	to	$18.58	$25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
2007	1,963	$12.35	to	$32.60	$53,823	0.49%	0.75%	to	1.50%	8.25%	to	9.05%
2006	2,343	$12.35	to	$30.09	$60,240	0.23%	0.75%	to	1.50%	11.65%	to	12.44%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Initial Class												
2010	2,227	$8.61	to	$9.95	$19,635	2.22%	0.35%	to	1.90%	6.69%	to	8.51%
2009	2,572	$8.07	to	$9.17	$21,070	-	0.35%	to	1.90%	29.74%	to	31.31%
2008	2,911	$6.22	to	$6.93	$18,241	(c)	0.70%	to	1.90%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Thornburg Value Portfolio - Initial Class												
2010	1,092	$6.92	to	$32.62	$17,212	1.50%	0.70%	to	1.75%	9.49%	to	10.66%
2009	1,201	$6.24	to	$29.51	$17,350	1.13%	0.70%	to	1.90%	42.02%	to	43.73%
2008	1,334	$4.39	to	$20.54	$13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
2007	1,750	$7.43	to	$34.35	$27,434	0.48%	0.75%	to	1.90%	5.24%	to	6.45%
2006	2,035	$7.06	to	$32.27	$28,919	0.47%	0.75%	to	1.90%	14.61%	to	15.95%
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2010	1,174	$7.10	to	$16.53	$15,770	0.88%	0.70%	to	1.75%	11.46%	to	12.69%
2009	1,402	$6.28	to	$14.68	$16,616	1.39%	0.70%	to	1.90%	29.22%	to	30.74%
2008	1,676	$4.86	to	$11.23	$15,297	2.38%	0.70%	to	1.90%	-40.95%	to	-40.20%
2007	2,083	$8.23	to	$18.78	$30,926	0.72%	0.75%	to	1.90%	-0.72%	to	0.43%
2006	2,519	$8.29	to	$18.70	$36,982	0.79%	0.75%	to	1.90%	12.33%	to	13.68%
ING Van Kampen Comstock Portfolio - Service Class												
2010	72	$10.81	to	$14.90	$937	1.33%	0.70%	to	1.50%	13.41%	to	14.39%
2009	90	$9.45	to	$13.06	$1,025	1.84%	0.70%	to	1.50%	26.58%	to	27.53%
2008	153	$7.41	to	$10.26	$1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
2007	180	$13.64	to	$16.31	$2,568	1.24%	0.75%	to	1.50%	-3.74%	to	-3.00%
2006	221	$14.17	to	$16.85	$3,248	0.66%	0.75%	to	1.50%	14.09%	to	14.99%
ING Van Kampen Equity and Income Portfolio - Initial Class												
2010	4,907	$11.40	to	$12.82	$61,835	1.73%	0.35%	to	1.75%	10.37%	to	11.94%
2009	5,882	$10.22	to	$11.52	$66,795	1.79%	0.35%	to	1.90%	20.33%	to	21.86%
2008	7,182	$8.39	to	$9.48	$67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
2007	9,133	$12.07	to	$12.49	$112,954	2.44%	0.75%	to	1.90%	1.59%	to	2.83%
2006	11,772	$11.84	to	$12.18	$142,375	1.91%	0.75%	to	1.90%	10.52%	to	11.84%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Strategic Allocation Conservative Portfolio - Class I												
2010	505	$10.71	to	$19.98	$8,905	4.40%	0.70%	to	1.50%	9.40%	to	10.30%
2009	544	$9.71	to	$18.12	$8,694	7.99%	0.70%	to	1.50%	16.09%	to	16.99%
2008	600	$8.30	to	$15.49	$8,278	4.46%	0.70%	to	1.50%	-24.71%	to	-24.14%
2007	712	$17.01	to	$20.42	$13,112	3.40%	0.75%	to	1.50%	4.23%	to	4.99%
2006	802	$16.28	to	$19.45	$14,115	2.69%	0.75%	to	1.50%	6.77%	to	7.58%
ING Strategic Allocation Growth Portfolio - Class I												
2010	506	$9.28	to	$20.28	$8,728	3.63%	0.35%	to	2.25%	10.61%	to	12.73%
2009	574	$8.39	to	$18.07	$8,694	9.92%	0.35%	to	2.25%	22.48%	to	24.86%
2008	711	$6.85	to	$14.54	$8,438	2.39%	0.70%	to	2.25%	-37.50%	to	-36.53%
2007	716	$10.96	to	$22.91	$14,104	1.78%	0.75%	to	2.25%	2.62%	to	4.28%
2006	800	$10.68	to	$21.97	$15,119	1.35%	0.75%	to	2.25%	10.67%	to	12.32%
ING Strategic Allocation Moderate Portfolio - Class I												
2010	645	$9.94	to	$19.99	$10,595	4.10%	0.35%	to	2.25%	9.47%	to	11.68%
2009	673	$9.08	to	$17.98	$10,045	8.73%	0.35%	to	2.25%	19.16%	to	21.48%
2008	770	$7.62	to	$14.87	$9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
2007	893	$11.21	to	$21.55	$16,300	2.24%	0.75%	to	2.25%	3.13%	to	4.71%
2006	1,165	$10.87	to	$20.58	$20,258	1.93%	0.75%	to	2.25%	8.70%	to	10.35%
ING Growth and Income Portfolio - Class I												
2010	10,173	$7.34	to	$292.82	$225,273	1.04%	0.35%	to	2.25%	11.72%	to	13.76%
2009	11,088	$6.57	to	$258.97	$215,519	1.43%	0.35%	to	2.25%	27.33%	to	29.89%
2008	11,849	$5.16	to	$200.72	$186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
2007	12,365	$8.47	to	$324.86	$339,189	1.33%	0.75%	to	2.25%	5.09%	to	6.62%
2006	14,714	$8.06	to	$305.35	$372,591	1.14%	0.75%	to	2.25%	11.63%	to	13.32%
ING GET U.S. Core Portfolio - Series 5												
2010	129	$10.46	to	$10.78	$1,377	1.75%	1.45%	to	1.90%	0.10%	to	0.56%
2009	139	$10.25	to	$10.72	$1,481	3.54%	1.45%	to	2.25%	-0.58%	to	0.19%
2008	159	$10.31	to	$10.70	$1,685	1.67%	1.45%	to	2.25%	-9.48%	to	-8.70%
2007	206	$11.32	to	$11.72	$2,393	1.73%	1.45%	to	2.40%	-0.35%	to	0.69%
2006	284	$11.36	to	$11.64	$3,282	1.93%	1.45%	to	2.40%	8.60%	to	9.60%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 6												
2010	1,468	$10.24	to	$10.54	$15,203	2.11%	1.45%	to	1.90%	0.10%	to	0.57%
2009	1,792	$10.04	to	$10.48	$18,495	2.06%	1.45%	to	2.25%	-0.59%	to	0.19%
2008	2,171	$10.10	to	$10.46	$22,445	1.88%	1.45%	to	2.25%	-8.27%	to	-7.52%
2007	2,779	$10.96	to	$11.31	$31,137	2.38%	1.45%	to	2.40%	0.83%	to	1.80%
2006	3,851	$10.87	to	$11.11	$42,523	2.61%	1.45%	to	2.40%	7.84%	to	8.81%
ING GET U.S. Core Portfolio - Series 7												
2010	853	$10.22	to	$10.51	$8,795	2.15%	1.45%	to	1.90%	0.59%	to	1.06%
2009	1,035	$9.98	to	$10.40	$10,586	2.28%	1.45%	to	2.25%	-1.29%	to	-0.48%
2008	1,220	$10.11	to	$10.45	$12,593	2.00%	1.45%	to	2.25%	-7.16%	to	-6.36%
2007	1,751	$10.84	to	$11.16	$19,355	2.47%	1.45%	to	2.40%	0.84%	to	1.73%
2006	2,664	$10.75	to	$10.97	$29,018	2.50%	1.45%	to	2.40%	7.61%	to	8.72%
ING GET U.S. Core Portfolio - Series 8												
2010	730	$10.26	to	$10.53	$7,580	2.23%	1.45%	to	1.90%	0.39%	to	0.96%
2009	842	$10.18	to	$10.43	$8,683	2.16%	1.45%	to	1.95%	-0.10%	to	0.38%
2008	1,061	$10.02	to	$10.39	$10,922	1.90%	1.45%	to	2.40%	-8.74%	to	-7.81%
2007	1,361	$10.98	to	$11.27	$15,240	1.97%	1.45%	to	2.40%	1.10%	to	2.08%
2006	2,552	$10.86	to	$11.04	$28,056	1.80%	1.45%	to	2.40%	8.06%	to	9.09%
ING GET U.S. Core Portfolio - Series 9												
2010	588	$10.15	to	$10.61	$6,162	2.09%	1.45%	to	2.25%	1.40%	to	2.22%
2009	686	$10.01	to	$10.38	$7,044	2.23%	1.45%	to	2.25%	-0.69%	to	0.10%
2008	791	$10.08	to	$10.37	$8,130	2.08%	1.45%	to	2.25%	-7.35%	to	-6.58%
2007	1,076	$10.88	to	$11.10	$11,868	2.53%	1.45%	to	2.25%	1.59%	to	2.49%
2006	1,856	$10.71	to	$10.83	$20,035	1.29%	1.45%	to	2.25%	7.64%	to	8.52%
ING GET U.S. Core Portfolio - Series 10												
2010	420	$10.22	to	$10.46	$4,340	2.63%	1.45%	to	1.90%	2.10%	to	2.55%
2009	473	$9.98	to	$10.20	$4,779	2.65%	1.45%	to	1.95%	-2.82%	to	-2.30%
2008	630	$10.17	to	$10.44	$6,522	2.65%	1.45%	to	2.25%	-6.01%	to	-5.26%
2007	909	$10.82	to	$11.02	$9,950	2.31%	1.45%	to	2.25%	1.22%	to	2.04%
2006	1,672	$10.69	to	$10.80	$18,001	0.75%	1.45%	to	2.25%	7.33%	to	8.22%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 11												
2010	466	$10.29	to	$10.72	$4,945	2.57%	1.45%	to	2.25%	2.49%	to	3.28%
2009	586	$10.04	to	$10.38	$6,024	3.90%	1.45%	to	2.25%	-3.00%	to	-2.17%
2008	772	$10.30	to	$10.61	$8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
2007	1,072	$10.50	to	$10.71	$11,430	3.86%	1.45%	to	2.40%	-0.38%	to	0.56%
2006	1,783	$10.54	to	$10.65	$18,897	0.11%	1.45%	to	2.40%	5.29%	to	6.29%
ING GET U.S. Core Portfolio - Series 12												
2010	1,201	$10.28	to	$10.77	$12,788	2.80%	1.45%	to	2.40%	3.21%	to	4.26%
2009	1,522	$9.96	to	$10.33	$15,586	3.10%	1.45%	to	2.40%	-2.92%	to	-2.09%
2008	1,946	$10.26	to	$10.55	$20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
2007	3,718	$11.21	to	$11.41	$42,061	1.30%	1.45%	to	2.40%	0.54%	to	1.51%
2006	4,373	$11.15	to	$11.24	$48,943	(a)	1.45%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 13												
2010	1,200	$10.45	to	$10.69	$12,706	2.55%	1.45%	to	1.95%	4.60%	to	5.01%
2009	1,430	$9.89	to	$10.18	$14,452	3.52%	1.45%	to	2.25%	-4.26%	to	-3.42%
2008	1,853	$10.33	to	$10.54	$19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
2007	3,214	$10.30	to	$10.45	$33,324	0.61%	1.45%	to	2.40%	2.39%	to	3.36%
2006	4,416	$10.06	to	$10.11	$44,505	(a)	1.45%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 14												
2010	908	$10.33	to	$10.75	$9,684	3.89%	1.45%	to	2.40%	4.24%	to	5.39%
2009	1,241	$9.91	to	$10.20	$12,578	3.96%	1.45%	to	2.40%	-3.22%	to	-2.30%
2008	2,041	$10.24	to	$10.44	$21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%
2007	2,501	$10.18	to	$10.28	$25,572	-	1.45%	to	2.40%	2.50%	to	2.80%
2006	9		$10.00		$85	(a)	0.95%	to	1.25%		(a)	
ING BlackRock Science and Technology Opportunities Portfolio - Class I												
2010	1,300	$5.06	to	$17.57	$6,924	-	0.70%	to	1.75%	16.52%	to	17.75%
2009	1,248	$4.33	to	$14.96	$5,656	-	0.70%	to	1.90%	49.83%	to	51.79%
2008	1,247	$2.88	to	$9.89	$3,743	-	0.70%	to	1.90%	-40.97%	to	-40.27%
2007	1,830	$4.86	to	$16.58	$9,192	-	0.75%	to	1.90%	16.82%	to	18.20%
2006	1,911	$4.14	to	$14.07	$8,139	-	0.75%	to	1.90%	5.24%	to	6.60%

173

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Euro STOXX 50 Index Portfolio - Institutional Class												
2010	4		$9.42		$34	(e)		0.75%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING Index Plus LargeCap Portfolio - Class I												
2010	5,572	$7.84	to	$20.66	$77,272	1.95%	0.35%	to	2.25%	11.35%	to	13.57%
2009	7,031	$7.02	to	$18.26	$84,361	3.02%	0.35%	to	2.25%	20.43%	to	22.96%
2008	8,508	$5.80	to	$14.93	$79,909	2.29%	0.70%	to	2.25%	-38.56%	to	-37.69%
2007	10,284	$9.42	to	$23.96	$155,324	1.17%	0.75%	to	2.25%	2.70%	to	4.22%
2006	9,664	$9.15	to	$22.99	$152,360	1.09%	0.75%	to	2.25%	11.99%	to	13.70%
ING Index Plus MidCap Portfolio - Class I												
2010	433	$10.85	to	$24.80	$9,868	1.09%	0.35%	to	1.50%	20.12%	to	21.48%
2009	494	$8.96	to	$20.51	$9,299	1.60%	0.35%	to	1.50%	29.77%	to	31.44%
2008	527	$6.85	to	$15.69	$7,814	1.43%	0.70%	to	1.50%	-38.51%	to	-38.02%
2007	606	$11.44	to	$25.34	$14,668	0.80%	0.75%	to	1.50%	3.90%	to	4.68%
2006	724	$10.94	to	$24.21	$16,714	0.62%	0.75%	to	1.50%	7.81%	to	8.63%
ING Index Plus SmallCap Portfolio - Class I												
2010	248	$11.02	to	$18.23	$4,105	0.72%	0.35%	to	1.50%	21.06%	to	22.42%
2009	293	$9.03	to	$14.96	$3,939	1.73%	0.35%	to	1.50%	22.91%	to	24.49%
2008	313	$7.28	to	$12.08	$3,465	0.94%	0.70%	to	1.50%	-34.53%	to	-34.09%
2007	375	$15.87	to	$18.33	$6,359	0.46%	0.75%	to	1.50%	-7.63%	to	-6.92%
2006	480	$11.11	to	$19.70	$8,727	0.41%	0.75%	to	1.50%	12.07%	to	13.00%
ING International Index Portfolio - Class I												
2010	784	$7.91	to	$14.96	$10,272	3.55%	0.70%	to	1.75%	5.96%	to	7.06%
2009	989	$7.44	to	$14.01	$11,857	-	0.70%	to	1.90%	25.89%	to	26.77%
2008	36	$5.91	to	$5.94	$211	(c)	0.75%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Index Portfolio - Class S												
2010	4		$13.52		$53	2.11%		1.25%			6.29%	
2009	3		$12.72		$42	(d)		1.25%			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Growth Index Portfolio - Class I												
2010	2,128	$11.71	to	$14.18	$27,852	0.66%	0.70%	to	1.90%	10.67%	to	11.92%
2009	2,458	$11.71	to	$12.73	$28,908	(d)	0.75%	to	1.90%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Index Portfolio - Class I												
2010	1,418	$8.91	to	$14.37	$19,011	3.38%	0.70%	to	2.25%	9.70%	to	11.43%
2009	1,651	$8.06	to	$12.93	$20,115	-	0.70%	to	2.25%	22.17%	to	22.71%
2008	96	$6.63	to	$6.65	$641	(c)	0.75%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Russell™ Large Cap Value Index Portfolio - Class I												
2010	635	$11.05	to	$13.86	$8,621	1.52%	0.75%	to	1.75%	9.45%	to	10.35%
2009	812	$12.47	to	$12.56	$10,184	(d)	0.95%	to	1.90%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Value Index Portfolio - Class S												
2010	113	$13.71	to	$13.74	$1,547	1.41%	1.25%	to	1.40%	9.59%	to	9.74%
2009	125	$12.51	to	$12.52	$1,568	(d)	1.25%	to	1.40%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S									
2010	23	$15.87 to	$16.06	$367	-	0.75% to	1.50%	23.98% to	24.88%
2009	8	$12.80 to	$12.86	$101	(d)	0.75% to	1.50%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
ING Russell™ Mid Cap Index Portfolio - Class I									
2010	23	$10.12 to	$12.80	$260	0.48%	0.75% to	1.25%	23.72% to	24.36%
2009	19	$8.18 to	$8.25	$159	-	0.75% to	1.25%	39.12%	
2008	5	$5.93		$29	(c)	0.75%		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Russell™ Small Cap Index Portfolio - Class I									
2010	33	$10.77 to	$12.74	$373	-	0.75% to	1.50%	24.86% to	25.46%
2009	14	$8.69 to	$8.76	$123	-	0.75% to	1.25%	25.68%	
2008	5	$6.97		$35	(c)	0.75%		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Small Company Portfolio - Class I									
2010	1,304	$11.38 to	$32.87	$33,287	0.53%	0.35% to	1.90%	21.98% to	24.03%
2009	1,495	$9.21 to	$26.63	$30,900	0.62%	0.35% to	1.90%	25.16% to	27.30%
2008	1,717	$7.27 to	$21.03	$27,869	1.10%	0.70% to	1.90%	-32.37% to	-31.57%
2007	2,343	$13.38 to	$30.74	$53,080	0.20%	0.75% to	1.90%	3.91% to	5.13%
2006	3,127	$13.29 to	$29.24	$68,006	0.41%	0.75% to	1.90%	14.57% to	15.93%
ING U.S. Bond Index Portfolio - Class I									
2010	118	$10.54 to	$11.53	$1,305	2.83%	0.70% to	1.50%	4.79% to	5.39%
2009	63	$10.65 to	$10.94	$675	3.37%	0.70% to	1.25%	4.51% to	5.09%
2008	9	$10.19 to	$10.22	$96	(c)	0.75% to	1.25%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Value Portfolio - Class I												
2010	139	$8.56	to	$14.97	$1,872	1.81%	0.70%	to	1.50%	0.94%	to	1.78%
2009	248	$8.41	to	$14.75	$3,320	1.39%	0.70%	to	1.50%	25.32%	to	26.28%
2008	338	$6.66	to	$11.71	$3,607	2.63%	0.70%	to	1.50%	-43.61%	to	-43.17%
2007	345	$18.07	to	$20.65	$6,503	1.89%	0.75%	to	1.50%	11.75%	to	12.58%
2006	401	$16.17	to	$18.38	$6,725	2.18%	0.75%	to	1.50%	27.52%	to	28.53%
ING MidCap Opportunities Portfolio - Class I												
2010	116	$12.62	to	$22.49	$1,993	0.72%	0.70%	to	1.25%	28.71%	to	29.44%
2009	40	$9.75	to	$13.30	$523	0.20%	0.70%	to	1.25%	39.80%	to	40.49%
2008	54	$6.94	to	$9.47	$498	-	0.70%	to	1.25%	-38.42%	to	-38.10%
2007	56	$14.81	to	$15.30	$860	-	0.75%	to	1.25%	24.14%	to	24.80%
2006	34	$11.93	to	$12.26	$411	-	0.75%	to	1.25%	6.42%	to	7.00%
ING MidCap Opportunities Portfolio - Class S												
2010	238	$14.14	to	$14.85	$3,477	0.46%	0.95%	to	1.45%	28.08%	to	28.79%
2009	264	$10.61	to	$11.53	$2,989	0.11%	0.95%	to	1.90%	38.33%	to	39.59%
2008	336	$7.67	to	$8.26	$2,720	-	0.95%	to	1.90%	-38.88%	to	-38.27%
2007	533	$12.55	to	$13.38	$6,959	-	0.95%	to	1.90%	23.04%	to	24.23%
2006	742	$10.20	to	$10.77	$7,822	-	0.95%	to	1.90%	5.59%	to	6.63%
ING SmallCap Opportunities Portfolio - Class I												
2010	77	$10.57	to	$18.54	$852	-	0.70%	to	1.25%	30.66%	to	31.40%
2009	38	$8.09	to	$14.14	$320	-	0.70%	to	1.25%	29.44%	to	30.13%
2008	67	$6.25	to	$10.89	$522	-	0.70%	to	1.25%	-35.30%	to	-34.97%
2007	41	$9.66	to	$16.79	$410	-	0.75%	to	1.25%	8.66%	to	9.31%
2006	26	$8.89	to	$15.40	$241	-	0.75%	to	1.25%	11.12%	to	11.61%
ING SmallCap Opportunities Portfolio - Class S												
2010	249	$9.63	to	$10.12	$2,465	-	0.95%	to	1.45%	30.11%	to	30.75%
2009	264	$7.21	to	$7.74	$2,004	-	0.95%	to	1.75%	28.52%	to	29.43%
2008	320	$5.55	to	$5.98	$1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
2007	465	$8.65	to	$9.22	$4,184	-	0.95%	to	1.90%	7.72%	to	8.73%
2006	629	$8.03	to	$8.48	$5,223	-	0.95%	to	1.90%	10.30%	to	11.29%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco V.I. Capital Appreciation Fund - Series I Shares												
2010	69	$8.66	to	$11.09	$649	0.77%	0.70%	to	1.50%	13.80%	to	14.67%
2009	79	$7.61	to	$9.73	$648	0.68%	0.35%	to	1.50%	19.28%	to	20.72%
2008	76	$6.38	to	$8.13	$523	-	0.70%	to	1.50%	-43.39%	to	-42.94%
2007	77	$11.27	to	$14.32	$929	-	0.75%	to	1.50%	10.38%	to	11.18%
2006	99	$10.21	to	$12.95	$1,077	0.08%	0.75%	to	1.50%	4.94%	to	5.56%
Invesco V.I. Core Equity Fund - Series I Shares												
2010	144	$9.76	to	$15.78	$1,555	0.97%	0.35%	to	1.50%	7.85%	to	9.23%
2009	155	$9.05	to	$14.54	$1,552	1.97%	0.35%	to	1.50%	26.40%	to	28.02%
2008	135	$7.16	to	$11.44	$1,084	2.41%	0.70%	to	1.50%	-31.15%	to	-30.63%
2007	132	$10.40	to	$16.53	$1,492	1.16%	0.75%	to	1.50%	6.45%	to	7.25%
2006	154	$9.77	to	$13.27	$1,623	0.72%	0.75%	to	1.50%	15.08%	to	15.90%
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2010	-		$38.24		$14	-		0.75%			7.60%	
2009	-		$35.54		$13	6.90%		0.75%			24.92%	
2008	1		$28.45		$16	-		0.75%			-16.45%	
2007	1		$34.05		$23	4.55%		0.75%			9.70%	
2006	1		$31.04		$21	2.16%		0.75%			9.88%	
Janus Aspen Series Enterprise Portfolio - Institutional Shares												
2010	-	$29.69	to	$33.10	$2	-	0.75%	to	1.50%	23.97%	to	24.91%
2009	-	$23.95	to	$26.50	$2	-	0.75%	to	1.50%	42.64%	to	43.79%
2008	-	$16.79	to	$18.43	$1	-	0.75%	to	1.50%	-44.55%	to	-44.15%
2007	-	$30.28	to	$33.00	$8	-	0.75%	to	1.50%	20.21%	to	21.10%
2006	-	$25.19	to	$27.25	$7	-	0.75%	to	1.50%	11.96%	to	12.79%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2010	-		$30.14		$3	-		0.75%			7.18%	
2009	-		$28.12		$3	-		0.75%			12.35%	
2008	-		$25.03		$3	-		0.75%			5.26%	
2007	1		$23.78		$12	8.33%		0.75%			6.21%	
2006	1		$22.39		$12	4.88%		0.75%			3.47%	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Janus Portfolio - Institutional Shares												
2010	-		$20.25		$2	-		1.50%			12.81%	
2009	-		$17.95		$2	-		1.50%			34.36%	
2008	-	$13.36	to	$14.67	$5	-	0.75%	to	1.50%	-40.62%	to	-40.20%
2007	-	$22.50	to	$24.53	$9	-	0.75%	to	1.50%	13.35%	to	14.25%
2006	-	$19.85	to	$21.47	$8	0.49%	0.75%	to	1.50%	9.73%	to	10.56%
Janus Aspen Series Worldwide Portfolio - Institutional Shares												
2010	-		$24.92		$1	-		0.75%			15.00%	
2009	-		$21.67		$1	-		0.75%			36.63%	
2008	-		$15.86		$2	-		0.75%			-45.06%	
2007	-		$28.87		$8	-		0.75%			8.82%	
2006	-		$26.53		$7	1.72%		0.75%			17.29%	
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC												
2010	185	$11.30	to	$16.65	$2,550	0.39%	0.35%	to	1.50%	23.52%	to	25.05%
2009	189	$9.07	to	$13.40	$2,101	0.44%	0.35%	to	1.50%	24.74%	to	26.24%
2008	222	$7.21	to	$10.69	$2,000	1.17%	0.70%	to	1.50%	-40.23%	to	-39.78%
2007	274	$14.54	to	$17.79	$4,141	0.43%	0.75%	to	1.50%	-0.95%	to	-0.20%
2006	306	$11.47	to	$17.86	$4,642	0.42%	0.75%	to	1.50%	10.54%	to	11.36%
Oppenheimer Global Securities/VA												
2010	3		$24.77		$63	1.60%		0.75%			15.10%	
2009	3		$21.52		$62	1.83%		0.75%			38.75%	
2008	3		$15.51		$47	1.53%		0.75%			-40.64%	
2007	3		$26.13		$84	1.20%		0.75%			5.53%	
2006	3		$24.76		$83	0.98%		0.75%			16.79%	
Oppenheimer Main Street Fund®/VA												
2010	27	$9.81	to	$11.64	$286	1.05%	0.80%	to	1.25%	14.74%	to	15.13%
2009	31	$8.55	to	$10.11	$288	1.84%	0.80%	to	1.25%	26.67%	to	27.33%
2008	35	$6.75	to	$7.94	$255	1.74%	0.80%	to	1.25%	-39.24%	to	-38.97%
2007	36	$11.11	to	$13.01	$434	0.98%	0.80%	to	1.25%		3.06%	
2006	32	$10.78	to	$12.56	$381	2.21%	0.80%	to	1.25%	13.59%	to	14.08%

179

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Main Street Small Cap Fund®/VA												
2010	65	$11.45	to	$13.55	$871	0.55%	0.70%	to	1.50%	21.54%	to	22.59%
2009	53	$9.34	to	$11.06	$586	0.83%	0.70%	to	1.50%	35.19%	to	36.21%
2008	47	$6.86	to	$8.12	$382	0.60%	0.70%	to	1.50%	-38.76%	to	-38.34%
2007	47	$12.90	to	$13.17	$617	0.30%	0.75%	to	1.50%	-2.71%	to	-1.94%
2006	54	$13.26	to	$13.43	$723	0.10%	0.75%	to	1.50%	13.65%	to	14.20%
Oppenheimer Small- & Mid-Cap Growth Fund/VA												
2010	5	$9.06	to	$11.44	$55	-	0.80%	to	1.25%	25.83%	to	26.41%
2009	26	$7.20	to	$9.05	$195	-	0.80%	to	1.25%	30.91%	to	31.54%
2008	5	$5.50	to	$6.88	$37	-	0.80%	to	1.25%	-49.68%	to	-49.49%
2007	15	$10.93	to	$13.62	$180	-	0.80%	to	1.25%		5.00%	
2006	6	$10.41	to	$12.91	$74	-	0.80%	to	1.25%	1.66%	to	2.14%
PIMCO Real Return Portfolio - Administrative Class												
2010	508	$11.32	to	$14.00	$7,054	1.41%	0.70%	to	1.50%	6.48%	to	7.40%
2009	671	$10.54	to	$13.04	$8,712	3.08%	0.70%	to	1.50%	16.60%	to	17.50%
2008	532	$8.97	to	$11.10	$5,888	4.40%	0.70%	to	1.50%	-8.21%	to	-7.81%
2007	383	$11.82	to	$12.04	$4,609	3.17%	0.75%	to	1.25%	9.14%	to	9.75%
2006	224	$10.75	to	$10.97	$2,452	4.26%	0.75%	to	1.50%	-0.37%	to	0.09%
Pioneer Emerging Markets VCT Portfolio - Class I												
2010	414	$10.10	to	$10.56	$4,363	0.33%	0.70%	to	1.50%	14.22%	to	15.03%
2009	308	$8.78	to	$9.18	$2,820	1.25%	0.70%	to	1.50%	72.08%	to	73.52%
2008	196	$5.06	to	$5.30	$1,033	0.51%	0.70%	to	1.50%	-58.85%	to	-58.50%
2007	225	$12.71	to	$12.77	$2,870	(b)	0.75%	to	1.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
Pioneer High Yield VCT Portfolio - Class I												
2010	35	$12.54	to	$14.63	$502	5.51%	0.70%	to	1.50%	16.30%	to	17.23%
2009	45	$10.70	to	$12.48	$551	6.29%	0.70%	to	1.50%	57.99%	to	59.46%
2008	40	$6.71	to	$7.84	$308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
2007	119	$11.89	to	$12.23	$1,452	5.69%	0.75%	to	1.50%	4.53%	to	5.07%
2006	42	$11.48	to	$11.64	$480	4.35%	0.75%	to	1.25%		7.68%	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger International												
2010	191	$10.18	to	$11.61	$1,990	2.29%	0.70%	to	1.50%	23.29%	to	24.04%
2009	168	$8.33	to	$9.36	$1,413	3.19%	0.70%	to	1.25%	47.96%	to	48.81%
2008	72	$5.63	to	$6.29	$406	1.14%	0.70%	to	1.25%	-46.28%	to	-45.96%
2007	112	$10.46	to	$10.51	$1,172	(b)	0.75%	to	1.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
Wanger Select												
2010	208	$11.89	to	$16.96	$3,507	0.54%	0.70%	to	1.50%	24.65%	to	25.69%
2009	212	$9.46	to	$13.50	$2,845	-	0.70%	to	1.50%	63.80%	to	65.10%
2008	212	$5.73	to	$8.19	$1,732	-	0.70%	to	1.50%	-49.84%	to	-49.41%
2007	267	$15.75	to	$16.19	$4,305	-	0.75%	to	1.50%	7.73%	to	8.58%
2006	140	$14.62	to	$14.91	$2,085	0.29%	0.75%	to	1.50%	18.23%	to	18.80%
Wanger USA												
2010	55	$11.58	to	$14.86	$807	-	0.70%	to	1.50%	21.50%	to	22.54%
2009	36	$9.45	to	$12.13	$432	-	0.70%	to	1.50%	40.12%	to	41.26%
2008	27	$6.69	to	$8.60	$231	-	0.70%	to	1.50%	-40.59%	to	-40.11%
2007	30	$13.97	to	$14.36	$436	-	0.75%	to	1.50%	3.79%	to	4.59%
2006	42	$13.46	to	$13.73	$569	0.39%	0.75%	to	1.50%	6.53%	to	7.10%

(a) As investment Division had no investments until 2006, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying Fund In which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 31, 2011

C-2

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

		Years Ended December 31,	
	2010	2009	2008
Revenues:			
Net investment income	$ 1,342.3	$ 1,242.1	$ 1,071.0
Fee income	589.7	533.8	612.9
Premiums	67.3	35.0	46.9
Broker-dealer commission revenue	220.0	275.3	622.5
Net realized capital gains (losses):			
Total other-than-temporary impairment losses	(199.2)	(433.5)	(1,052.5)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)	52.1	39.0	-
Net other-than-temporary impairments recognized in earnings	(147.1)	(394.5)	(1,052.5)
Other net realized capital gains	119.0	149.0	(215.1)
Total net realized capital losses	(28.1)	(245.5)	(1,267.6)
Other income	34.8	30.0	34.1
Total revenue	2,226.0	1,870.7	1,119.8
Benefits and expenses:			
Interest credited and other benefits to contract owners	768.0	511.2	818.0
Operating expenses	710.6	597.6	687.5
Broker-dealer commission expense	220.0	275.3	622.5
Net amortization of deferred policy acquisition costs and value of business acquired	(53.2)	79.6	128.9
Interest expense	2.9	3.5	1.4
Total benefits and expenses	1,648.3	1,467.2	2,258.3
Income (loss) before income taxes	577.7	403.5	(1,138.5)
Income tax expense (benefit)	140.8	49.6	(108.3)
Net income (loss)	$ 436.9	$ 353.9	$ (1,030.2)

The accompanying notes are an integral part of these consolidated financial statements.

C-3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31, 2010	As of December 31, 2009
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $15,097.4 at 2010 and $14,758.4 at 2009)	$ 16,002.2	$ 14,905.7
Fixed maturities, at fair value using the fair value option	453.4	233.6
Equity securities, available-for-sale, at fair value (cost of $186.7 at 2010 and $175.1 at 2009)	211.0	187.9
Short-term investments	222.4	535.5
Mortgage loans on real estate	1,842.8	1,874.5
Loan - Dutch State obligation	539.4	674.1
Policy loans	253.0	254.7
Limited partnerships/corporations	463.5	426.2
Derivatives	234.2	175.2
Securities pledged (amortized cost of $936.5 at 2010 and $483.7 at 2009)	962.2	469.8
Total investments	21,184.1	19,737.2
Cash and cash equivalents	231.0	243.3
Short-term investments under securities loan agreement, including collateral delivered	675.4	351.0
Accrued investment income	240.5	217.2
Reinsurance recoverable	2,355.9	2,429.9
Deferred policy acquisition costs	1,023.0	901.8
Value of business acquired	716.4	991.5
Notes receivable from affiliate	175.0	175.0
Short-term loan to affiliate	304.1	287.2
Due from affiliates	48.3	49.1
Current income tax recoverable	-	23.9
Property and equipment	87.4	90.8
Other assets	133.8	103.9
Assets held in separate accounts	46,489.1	41,369.8
Total assets	$ 73,664.0	$ 66,971.6

The accompanying notes are an integral part of these consolidated financial statements.

C-4

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2010	2009
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 21,491.6	$ 21,118.6
Payable for securities purchased	33.3	18.4
Payables under securities loan agreement, including collateral held	680.1	351.0
Borrowed money	214.7	0.1
Notes payable	4.9	4.9
Due to affiliates	121.2	159.9
Current income taxes	49.3	-
Deferred income taxes	466.9	351.2
Other liabilities	654.6	693.6
Liabilities related to separate accounts	46,489.1	41,369.8
Total liabilities	70,205.7	64,067.5
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,326.0	4,528.2
Accumulated other comprehensive income (loss)	304.5	(15.0)
Retained earnings (deficit)	(1,175.0)	(1,611.9)
Total shareholder's equity	3,458.3	2,904.1
Total liabilities and shareholder's equity	$ 73,664.0	$ 66,971.6

The accompanying notes are an integral part of these consolidated financial statements.

C-5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2008	$ 2.8	$ 4,159.3	$ (33.8)	$ (1,087.3)	$ 3,041.0
Comprehensive loss:					
Net loss	-	-	-	(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax					
Change in net unrealized capital gains (losses) on securities ($(635.4) pretax)	-	-	(435.3)	-	(435.3)
Pension and other post-employment benefits liability ($18.7 pretax)	-	-	(13.0)	-	(13.0)
Total comprehensive loss					(1,478.5)
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2008	2.8	4,161.3	(482.1)	(2,117.5)	1,564.5
Cumulative effect of change in accounting principle, net of deferred policy acquisition costs and tax	-	-	(151.7)	151.7	-
Comprehensive income:					
Net income	-	-	-	353.9	353.9
Other comprehensive income, net of tax					
Change in net unrealized capital gains (losses) on securities ($832.3 pretax)	-	-	641.9	-	641.9
Change in other-than-temporary impairment losses recognized in other comprehensive income	-	-	(32.4)	-	(32.4)
Pension and other post-employment benefits liability ($14.3 pretax)	-	-	9.3	-	9.3
Total comprehensive income					972.7
Contribution of capital	-	365.0	-	-	365.0
Employee share-based payments	-	1.9	-	-	1.9
Balance at December 31, 2009	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1

The accompanying notes are an integral part of these consolidated financial statements.

C-6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2010	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1
Comprehensive income:					
Net income	-	-	-	436.9	436.9
Other comprehensive income, net of tax					
Change in net unrealized capital gains (losses) on securities ($387.5 pretax)	-	-	337.0	-	337.0
Change in other-than-temporary impairment losses recognized in other comprehensive income (loss)	-	-	(12.7)	-	(12.7)
Pension and other post-employment benefits liability ($(7.4) pretax)			(4.8)		(4.8)
Total comprehensive income					756.4
Dividends paid	-	(203.0)	-	-	(203.0)
Employee share-based payments	-	0.8	-	-	0.8
Balance at December 31, 2010	$ 2.8	$ 4,326.0	$ 304.5	$ (1,175.0)	$ 3,458.3

The accompanying notes are an integral part of these consolidated financial statements.

C-7

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Years Ended December 31,		
	2010	2009	2008
Cash Flows from Operating Activities:			
Net income (loss)	$ 436.9	$ 353.9	$ (1,030.2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired, and sales inducements	(167.1)	(152.8)	(205.1)
Net amortization of deferred policy acquisition costs, value of business acquired, and sales inducements	(48.9)	83.3	128.3
Net accretion/decretion of discount/premium	44.3	45.4	87.1
Future policy benefits, claims reserves, and interest credited	599.5	386.9	682.3
Provision for deferred income taxes	65.3	36.7	25.3
Net realized capital losses	28.1	245.5	1,267.6
Depreciation	3.4	10.4	56.7
Change in:			
Accrued investment income	(23.3)	(11.4)	(37.5)
Reinsurance recoverable	74.0	79.3	88.8
Other receivable and assets accruals	(30.9)	130.9	(115.3)
Due to/from affiliates	(37.9)	7.9	(17.2)
Other payables and accruals	85.5	46.0	(120.3)
Other, net	(42.0)	(112.7)	(44.0)
Net cash provided by operating activities	986.9	1,149.3	766.5
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	6,340.3	5,864.2	9,039.7
Equity securities, available-for-sale	12.9	99.4	135.0
Mortgage loans on real estate	179.2	308.7	146.5
Limited partnerships/corporations	87.2	116.2	510.1
Acquisition of:			
Fixed maturities	(7,383.5)	(6,215.4)	(11,593.4)
Equity securities, available-for-sale	(16.7)	(25.2)	(54.8)
Mortgage loans on real estate	(147.2)	(87.2)	(168.0)
Limited partnerships/corporations	(85.5)	(49.3)	(428.6)
Derivatives, net	(147.3)	(170.8)	52.6
Policy loans, net	1.7	13.1	5.6
Short-term investments, net	313.1	(492.7)	126.7
Loan-Dutch State obligation	134.7	124.8	-
Collateral received (delivered)	4.7	(4.4)	23.2
Sales (purchases) of fixed assets, net	-	13.5	(24.0)
Net cash used in investing activities	(706.4)	(505.1)	(2,229.4)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		Years Ended December 31,	
	2010	2009	2008
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 2,022.2	$ 2,069.6	$ 3,836.4
Maturities and withdrawals from investment contracts	(2,309.7)	(2,123.6)	(2,312.2)
Short-term (repayment) loans to (from) affiliates	(16.9)	(300.2)	13.0
Short-term repayments of repurchase agreements, net	214.6	(615.2)	(123.1)
Dividends to parent	(203.0)	-	-
Contribution of capital	-	365.0	-
Net cash provided by (used in) financing activities	(292.8)	(604.4)	1,414.1
Net increase (decrease) in cash and cash equivalents	(12.3)	39.8	(48.8)
Cash and cash equivalents, beginning of period	243.3	203.5	252.3
Cash and cash equivalents, end of period	$ 231.0	$ 243.3	$ 203.5
Supplemental cash flow information:			
Income taxes paid (received), net	$ 0.6	$ 13.7	$ (44.1)
Interest paid	$ -	$ 4.8	$ 23.6
Non-cash transfer Loan-Dutch State obligation	$ -	$ 798.9	$ -

The accompanying notes are an integral part of these consolidated financial statements.

C-9

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

The consolidated financial statements for the year ended December 31, 2010, include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that while the option of one global initial public offering ("IPO") remains open, ING and its U.S. insurance affiliates, including the Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one separate U.S.-focused IPO.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the

C-10

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-20, "Receivables (Accounting Standards Codification™ ("ASC") Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity is required to also disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Financial Instruments footnote to the consolidated financial statements, as well as the Reinsurance section below, except for the disclosures that include information for activity that occurs during a reporting period, which are effective for periods beginning after December 15, 2010, and the disclosures about troubled debt restructurings. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under ASC Topic 815.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, and are included in the Financial Instruments footnote to the consolidated financial statements, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Accounting and Reporting for Decreases in Ownership of a Subsidiary

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 were adopted, retrospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the years ended December 31, 2010, 2009, or 2008, as there were no decreases in ownership of a subsidiary during those periods.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers to ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous accounting principles generally accepted in the United States ("US GAAP"). The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments footnote to these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16 "Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs under previous US GAAP, and the requirements for sale accounting treatment are consistent with those previously applied by the Company under US GAAP.

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that a Securities and Exchange Commission ("SEC") filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Organization and Significant Accounting Policies footnote to these consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the Statement of Operations with an offset recognized in Accumulated other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from Retained earnings (deficit) to Accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

deferred policy acquisition costs ("DAC") and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

	Change in Amortized Cost
Fixed maturities:	
U.S. corporate, state and municipalities	$ 47.0
Foreign	45.0
Residential mortgage-backed	14.3
Commercial mortgage-backed	88.5
Other asset-backed	44.0
Total investments, available-for-sale	$ 238.8

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

New Accounting Pronouncements

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the US GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, and should be applied prospectively. Retrospective application is permitted, and early adoption is permitted at the beginning of an entity's annual reporting period. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-26.

Consolidation Analysis of Investments Held through Separate Accounts

In April 2010, the FASB issued ASU 2010-15, "Financial Services - Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer's interests, and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 are effective for fiscal years and interim periods beginning after December 15, 2010. The amendments are to be applied retrospectively to all prior periods as of the date of adoption. The Company does not expect any effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under ASC Topic 944.

Accounting Policy Change

During the fourth quarter of 2010, the Company concluded that it should change its accounting for realized capital gains (losses) and unrealized capital gains (losses) on investments supporting experience-rated products. The impact of this change in accounting policy on the Company's financial statements is immaterial to all periods presented. Therefore, this correction is reflected in the fourth quarter of 2010 (the period

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

in which the change was made). Certain reclassifications, which increased (decreased) Realized gains (losses) and Interest credited and other benefits by $11.3 and $614.4 for the years ended December 31, 2009 and 2008, respectively, were made in connection with this change, and had no impact on net income. This change in accounting policy has no impact on individual customer account values and no impact on credited rates for experience-rated products.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturities, except those accounted for using the fair value option, and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in DAC, value of business acquired ("VOBA"), and deferred income taxes. Fixed maturities accounted for using the fair value option are reported at fair value with changes in fair value recognized in the Statement of Operations.

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

C-18

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an OTTI. If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company utilizes the following methodology and significant inputs:

- Recovery value is estimated by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the current yield prior to impairment for a fixed rate security or current coupon yield for a floating rate security.
- Collectability and recoverability are estimated using the same considerations as the Company uses in its overall impairment analysis which includes, but is not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.
- Additional factors considered for structured securities such as RMBS, CMBS and other ABS include, but are not limited to, quality of underlying collateral, anticipated loss severities, collateral default rates, and other collateral characteristics such as vintage, repayment terms, and the geographical makeup of the collateral.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation of Investments and Derivatives

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2010, except for the Company's use of commercial pricing services to value certain collateralized mortgage obligations ("CMO-Bs") which commenced in the first quarter of 2010. CMO-Bs were previously valued using an average of broker quotes when more than one broker quote is provided.

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  - a) Quoted prices for similar assets or liabilities in active markets;
  - b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  - c) Inputs other than quoted market prices that are observable; and
  - d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain US Treasury securities. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes US and foreign corporate bonds, Asset-backed Securities ("ABS"), US agency and government guaranteed securities, Commercial Mortgage-backed Securities ("CMBS"), and Residential Mortgage-backed Securities ("RMBS"), including CMO-Bs.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2010, $73.3 and $13.2 billion of a total of $17.4 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Trading activity for the Company's RMBS, particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. The Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. Due to increased trade activity of Alt-A RMBS during the second half of 2009, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market was that it was active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equit y securities are based up on quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an ex change, are valued by sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the asse ts' fair values. The fair values for cash equivalents and short-term inves tments are determined based on quoted market prices. These assets are classified as Level 1. Oth er short-term investments ar e valued and c lassified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carryin g amounts for these financial instruments, which can be assets or li abilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Co mpany's derivative accounting system in conju nction with observable k ey financial data from third party sources, such as y ield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, a nd London Inter Bank Offere d Rates ("LIBOR"), o r through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monito ring o f overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A - or better. The Company 's own credit risk is also c onsidered and inc orporated in the Company's valuation process. Valuations for the Company's fu tures contracts are based on unadjuste d quoted prices from an active exchange and , therefo re, are classified as Level 1. The Company also has certain credit default swaps that are priced usin g models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classifie d as Level 2.

Product guarantees: Th e Company records product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815. The guarantee is treated as an embedded de rivative or a stand-alon e derivative (depending on the underlying product) an d is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associ ated with the con tracts is projected using actuarial and capital market assumptions, including benefits and related co ntract charges, over th e anticipated life of the related contracts. The cash flow estimates are produced by u sing stochastic techniques under a variety of risk neutral scenarios and other best estima te assumptions. These derivatives are classified as Level 3 liabilities or assets. Explicit risk marg ins in the actuarial assumptions underlying valuations are included, as well as an exp licit recognition of all nonperforman ce risks as required by US GAAP. Nonperformance risk for produ ct guarantees contains adjustments to the fair values of t hese contrac t liabilities related to the current credit standing of ING and the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company based on credit default swaps with similar t erm to maturity an d priority of payment. The ING credit default spread is applied to the di scount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As o f December 31, 2010, the overall value of the derivative lia bility decreased. This decrease was mainly due to an increase in interest rate levels, and also benefited from the change in credit spread of ING in relation to prior periods which decreased the derivative liability.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts.

The following investments are reported at values ot her than fair value on the Co nsolidated Balance Sheets, and therefore are not categorized in the fair value hierarchy:

Mortgage loans on real estate: Mortgage loans on real estate ar e reported at amortize d cost, less impairment write-downs and allowance for losses. If the v alue of any mo rtgage loan i s determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either th e lower of the presen t va lue of expected cash flows from the loan, discounted at the loan's effective interest rate, o r fair value of the collateral. For those mortgages th at are determined to require foreclosure, the carry ing value is reduced to the fair value of the underlying collateral, net of estimate d costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is redu ced by establishing a permanent write-down recorded in Net realized capital gains (losses).

Policy loans: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Loan - Dutch State obligation: The reported value of the State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

Limited partnerships/corporations: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

Fair value est imates are made at a sp ecific point in time, based on available market in formation an d judgments about various financial instruments, such as estimates of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash collateral received is invested in short-term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. At December 31, 2010, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $216.7. At December 31, 2009, there were no securities pledged in dollar rolls and repurchase agreement transactions. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $214.7 and $0.1, respectively at December 31, 2010 and 2009, and is included in Borrowed money on the Consolidated Balance Sheets. In addition to the purchase obligation at December 31, 2010, the Company did not have any collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2010 and 2009, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's

C-25

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2010. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2010 and 2009, the fair value of loaned securities was $651.7 and $339.5, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic

C-26

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and/or foreign interest rates (short-term or long -term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within retail ann uity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contract owners in the Consolidated Statements of Operations.

DAC and VOBA

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purch ase accounting when the Company was acquired and is subject to amortization. The value is based on the present value o f estimated profits embedded in the Company's contracts.

US GAAP guidance for universal life and investment-type products, such as fixed an d variable deferre d annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these tr ansactions are identified as internal replacements and are accounted for in accordance with US GAAP guidance for DAC related to modification o r exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted fo r as continuations of the rep laced contracts. Any co sts associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contr acts that are substantially changed are accounted for as extinguishments of the replaced contracts, an d any unamortized DAC and VOBA related to the replace d contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2010 and 2009, total accumulated depreciation and amortization was $102.6 and $99.5, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and range from 0% to 7.8% for the years 2010, 2009, and 2008. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2010, 2009, and 2008, reserve interest rates ranged from 4.5% to 6.0%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value in accordance with the requirements of US GAAP guidance for insurance companies, derivatives, and fair value measurements. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of new US GAAP guidance on fair value measurements. Nonperformance risk for product guarantees contain adjustment to the fair value of these contract liabilities related to the current credit standing of ING and the Company based

C-29

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

on credit default swaps with similar term to matu   rity and priori ty of pay ment. The ING cred it default spread is applied to the discou   nt factors for pr oduct guarantees in the Company 's valuation model in order to incorporate credit risk into the fair value of these product guarantees.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses an   d estimates of benefits for losses incurred but not reported.

Certain variable annuitie s offer guaranteed minimu m death benefits ("G MDB"). T he GMDB is accrue d in the e vent the contract owne r account value at de ath is below the guaranteed value and   is in cluded in reserves.

The Company's domestic individual life insurance bus iness was disposed of on October 1, 1998 pursuant to an indemnity reinsurance agreement. The Compa ny includes an amount in Reinsurance recoverable on the Consolid ated Balance Sh eets, which equals th e Comp any's total individual life reserves. Individual life reserves are included in Fu   ture policy benefits and claims reserves on the Consolidated Balance Sheets.

Revenue Recognition

For most annuity contracts, charges assessed   against contract owner fund s for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as   charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under   contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity an d reflected in both Premiums and Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received fo   r immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investmen   t objectives of contract owners who bear the investme nt risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity con tracts are invested, as designated by the contract owner or participant (who bears the investme nt risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

mutual funds that are managed by the Company or it s affiliates, or in o ther selected mutual funds no t managed by the Company or its affiliates.

The Company reports separately, as assets and liab ilities, investments held in the separate accounts an d liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract lia bilities are leg ally insulated fro m the Company's general account liabilities;
- investments are directed by the contractholder; and
- all investment performance, net o f contract fees and assessments, is passed through to the contractholder.

The Company reports separate account assets and li abilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) o f the separate accounts, however, are not reflected in the Consolidated Statements of Op erations. Th e Consolidated Statements of Cash Flows do no t reflect investment activity of the separate accounts.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance busi ness. Reinsurance permits recovery o f a portion of losses from reinsurers, although it does not discharge the Company 's primary liability as the direct insurer of the risks. The Company evaluates the financial strength o f potential reinsurers and continually monito rs the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance ag reement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsid iary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.3 billion and $2.4 billion at December 31, 2010 and 2009, respectively, is related to the reinsurance recoverable from the su bsidiary of Lincoln under this reinsurance agreement.

Income Taxes

ILIAC files a consolidated federal income tax return with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, and certain other subsidiaries of ING AIH. ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

subsidiary would have incurred were it not a me   mber of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities were as follows as of December 31, 2010.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	OTTI[2]	Fair Value
Fixed maturities:					
U.S. Treasuries	$ 717.0	$ 4.7	$ 7.3	$ -	$ 714.4
U.S. government agencies and authorities	536.7	45.9	-	-	582.6
State, municipalities, and political subdivisions	145.9	5.0	10.2	-	140.7
U.S. corporate securities:					
Public utilities	1,292.3	72.7	10.3	-	1,354.7
Other corporate securities	5,522.7	389.5	33.8	0.3	5,878.1
Total U.S. corporate securities	6,815.0	462.2	44.1	0.3	7,232.8
Foreign securities[1]:					
Government	446.3	39.6	5.0	-	480.9
Other	4,089.5	240.5	37.3	0.1	4,292.6
Total foreign securities	4,535.8	280.1	42.3	0.1	4,773.5
Residential mortgage-backed securities	2,116.0	296.9	28.7	28.8	2,355.4
Commercial mortgage-backed securities	1,005.6	54.2	15.7	14.5	1,029.6
Other asset-backed securities	615.3	16.2	27.0	15.7	588.8
Total fixed maturities, including securities pledged	16,487.3	1,165.2	175.3	59.4	17,417.8
Less: securities pledged	936.5	35.0	9.3	-	962.2
Total fixed maturities	15,550.8	1,130.2	166.0	59.4	16,455.6
Equity securities	186.7	24.3	-	-	211.0
Total investments	$ 15,737.5	$ 1,154.5	$ 166.0	$ 59.4	$ 16,666.6

[1] Primarily U.S. dollar denominated.
[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

C-32

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and equity securities were as follows as of December 31, 2009.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	OTTI[2]	Fair Value
Fixed maturities:					
U.S. Treasuries	$ 1,897.2	$ 3.0	$ 38.3	$ -	$ 1,861.9
U.S. government agencies and authorities	632.5	41.1	-	-	673.6
State, municipalities, and political subdivisions	112.5	2.5	7.8	-	107.2
U.S. corporate securities:					
Public utilities	1,138.7	40.8	14.3	-	1,165.2
Other corporate securities	4,366.5	267.4	63.2	0.6	4,570.1
Total U.S. corporate securities	5,505.2	308.2	77.5	0.6	5,735.3
Foreign securities[1]:					
Government	343.0	29.2	8.7	-	363.5
Other	2,922.5	129.0	56.6	0.1	2,994.8
Total foreign securities	3,265.5	158.2	65.3	0.1	3,358.3
Residential mortgage-backed securities	1,870.4	268.3	111.9	16.8	2,010.0
Commercial mortgage-backed securities	1,535.0	10.4	214.3	-	1,331.1
Other asset-backed securities	657.4	9.8	106.3	29.2	531.7
Total fixed maturities, including securities pledged	15,475.7	801.5	621.4	46.7	15,609.1
Less: securities pledged	483.7	4.3	18.2	-	469.8
Total fixed maturities	14,992.0	797.2	603.2	46.7	15,139.3
Equity securities	175.1	13.4	0.6	-	187.9
Total investments	$ 15,167.1	$ 810.6	$ 603.8	$ 46.7	$ 15,327.2

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

At December 31, 2010 and 2009, net unrealized gains were $954.8 a nd $146.2, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities.

C-33

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, including securities pledged, as of December 31, 2010, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 269.4	$ 285.7
After one year through five years	4,316.0	4,606.4
After five years through ten years	4,376.8	4,635.0
After ten years	3,788.2	3,916.9
Mortgage-backed securities	3,121.6	3,385.0
Other asset-backed securities	615.3	588.8
Fixed maturities, including securities pledged	$ 16,487.3	$ 17,417.8

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2010 and 2009.

At December 31, 2010 and 2009, fixed maturities with fair values of $13.4 and $12.9, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency- backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2010 and 2009, approximately 36.5% and 29.4%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance US with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

has agreed to make additional pa yments to the Dutch State correspondi ng to an adjustment of fees fo r the Back-Up Facility. Under this new agreement, th e terms of the ING-Dutc h State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additiona l payments will not be borne by th e Company or any other ING U.S. subsidiaries.

Variable Interest Entities

The Company holds certain VIEs for investment pur poses. VIEs may be in the form of private placement securities, structured s ecurities, securitization transacti ons, or limited partnerships. The Company has reviewed each of its holdings and determined that cons olidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to di rect the activities that most significantly impact the entity's economic performance and the obligat ion or right to potentially significant losses o r benefits, for any of its investments in VIEs. Rather, the VIEs are acco unted for using the cost or equity method of accounting. The Company provided no non -contractual financial support and its carrying value represents the Company's exposure to loss . The carrying va lue of collat eralized loan obliga tions ("CLOs") of $0.6 and $0.1 at Dece mber 31, 2010 and 2009, respectivel y, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

Unrealized Capital Losses

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows as of December 31, 2010 and 2009.

	2010				2009			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 72.4	30.8%	$ 12.2	5.2%	$ 105.5	15.7%	$ 18.5	2.8%
More than six months and twelve months or less below amortized cost	1.8	0.8%	0.2	0.1%	44.0	6.6%	37.9	5.7%
More than twelve months below amortized cost	79.8	34.0%	68.3	29.1%	300.8	45.0%	161.4	24.2%
Total unrealized capital loss	$ 154.0	65.6%	$ 80.7	34.4%	$ 450.3	67.3%	$ 217.8	32.7%

C-36

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes th e unrealized capital los ses (inc luding non-credit impairments) by duration and reason, along with the fair value of fixed maturities , including securities pledged to creditors, in unrealized capital loss positions as of December 31, 2010 and 2009.

	Six Months or Less Below Amortized Cost		More than Six Months and Twelve Months or Less Below Amortized Cost		More than Twelve Months Below Cost		Total Unrealized Capital Losses	
2010								
Interest rate or spread widening	$	76.0	$	2.0	$	26.3	$	104.3
Mortgage and other asset-backed securities		8.6		-		121.8		130.4
Total unrealized capital losses	$	84.6	$	2.0	$	148.1	$	234.7
Fair value	$	2,912.0	$	37.0		801.4	$	3,750.4
2009								
Interest rate or spread widening	$	75.8	$	35.3	$	78.5	$	189.6
Mortgage and other asset-backed securities		48.2		46.6		383.7		478.5
Total unrealized capital losses	$	124.0	$	81.9	$	462.2	$	668.1
Fair value	$	2,896.6	$	212.6	$	2,122.0	$	5,231.2

C-37

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (incl uding non-credit impairme nts), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as o f December 31, 2010 and 2009.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2010								
U.S. Treasuries	$ 475.6	$ 7.3	$ -	$ -	$ -	$ -	$ 475.6	$ 7.3
U.S. corporate, state, and municipalities	1,043.1	38.6	21.8	1.1	142.9	14.9	1,207.8	54.6
Foreign	866.3	30.1	14.9	0.9	101.7	11.4	982.9	42.4
Residential mortgage-backed	400.5	6.8	0.2	-	240.7	50.7	641.4	57.5
Commercial mortgage-backed	5.1	-	-	-	184.0	30.2	189.1	30.2
Other asset-backed	121.4	1.8	0.1	-	132.1	40.9	253.6	42.7
Total	$ 2,912.0	$ 84.6	$ 37.0	$ 2.0	$ 801.4	$ 148.1	$ 3,750.4	$ 234.7
2009								
U.S. Treasuries	$ 1,002.2	$ 38.3	$ -	$ -	$ -	$ -	$ 1,002.2	$ 38.3
U.S. corporate, state, and municipalities	1,097.0	22.7	86.1	14.9	381.2	48.3	1,564.3	85.9
Foreign	528.6	14.8	40.0	20.4	301.8	30.2	870.4	65.4
Residential mortgage-backed	135.9	45.4	47.7	4.2	420.1	79.1	603.7	128.7
Commercial mortgage-backed	105.8	1.2	27.2	35.7	757.1	177.4	890.1	214.3
Other asset-backed	27.1	1.6	11.6	6.7	261.8	127.2	300.5	135.5
Total	$ 2,896.6	$ 124.0	$ 212.6	$ 81.9	$ 2,122.0	$ 462.2	$ 5,231.2	$ 668.1

Of the unrealized capital losses aged more than twelve months, the av erage market value of the related fixed maturities was 84.4% of the average book value as of December 31, 2010.

C-38

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (includi ng non-credit impairments) in fixe d maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than o r less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2010 and 2009.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2010						
Six months or less below amortized cost	$ 3,190.2	$ 68.6	$ 98.5	$ 22.3	491	19
More than six months and twelve months or less below amortized cost	129.3	19.6	8.2	4.6	52	3
More than twelve months below amortized cost	353.5	223.9	23.2	77.9	87	69
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91
2009						
Six months or less below amortized cost	$ 3,646.9	$ 184.9	$ 168.0	$ 60.7	377	98
More than six months and twelve months or less below amortized cost	734.5	247.0	40.2	124.3	120	48
More than twelve months below amortized cost	425.9	660.1	28.2	246.7	90	129
Total	$ 4,807.3	$ 1,092.0	$ 236.4	$ 431.7	587	275

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2010 and 2009.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2010						
U.S. Treasuries	$ 482.9	$ -	$ 7.3	$ -	3	-
U.S. corporate, state and municipalities	1,218.7	43.7	40.2	14.4	188	5
Foreign	1,013.7	11.6	39.6	2.8	137	4
Residential mortgage-backed	599.6	99.3	25.7	31.8	160	47
Commercial mortgage-backed	155.1	64.2	9.5	20.7	19	5
Other asset-backed	203.0	93.3	7.6	35.1	123	30
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91
2009						
U.S. Treasuries	$ 1,040.5	$ -	$ 38.3	$ -	9	-
U.S. corporate, state and municipalities	1,532.2	118.0	53.5	32.4	256	23
Foreign	830.0	105.8	31.7	33.7	111	22
Residential mortgage-backed	511.7	220.7	55.1	73.6	115	109
Commercial mortgage-backed	732.4	372.0	49.3	165.0	59	39
Other asset-backed	160.5	275.5	8.5	127.0	37	82
Total	$ 4,807.3	$ 1,092.0	$ 236.4	$ 431.7	587	275

During the year ended December 31, 2010, unrealized capital losses on fixed maturities decreased by $433.4. Lower unrealized losses are due to declining yields and the overall tightening of credit spreads since the end of 2009, leading to the increased value of fixed maturities.

At December 31, 2010, the Company held 1 fixed maturity with an unrealized capital loss in excess of $10.0. The unrealized capital loss on this fixed maturity equaled $10.0, or 4.3% of the total unrealized capital losses, as of December 31, 2010. At December 31, 2009, the Company held 8 fixed maturities with unrealized capital losses in excess of $10.0. The unrealized capital losses on these fixed maturities equaled $118.2, or 17.7% of the total unrealized capital losses, as of December 31, 2009.

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other-Than-Temporary Impairments," which follows this section. After detailed impairment analysis was completed, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

C-40

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in Accumulated other comprehensive income (loss), by type for the years ended December 31, 2010, 2009, and 2008.

	2010		2009		2008	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 1.7	1	$ 156.0	15	$ -	-
Public utilities	1.3	5	-	-	-	-
Other U.S. corporate	5.3	19	47.8	57	283.2	233
Foreign[1]	42.4	20	50.6	42	108.9	94
Residential mortgage-backed	14.8	53	31.6	69	349.3	194
Commercial mortgage-backed	20.5	8	17.7	11	220.8	29
Other asset-backed	58.5	42	43.4	32	24.8	35
Limited partnerships	1.6	4	17.6	17	6.6	6
Equity securities	-	1	19.5	9	55.1	17
Mortgage loans on real estate	1.0	1	10.3	4	3.8	1
Total	$ 147.1	154	$ 394.5	256	$ 1,052.5	609

[1] Primarily U.S. dollar denominated.

The above tables include $48.4, $112.2, and $235.8 for the years ended December 31, 2010, 2009, and 2008, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $98.7, $282.3, and $816.7, in write-downs for the years ended December 31, 2010, 2009, and 2008, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2010, 2009, and 2008.

	2010		2009		2008	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 1.7	1	$ 156.0	15	$ -	-
Public utilities	1.4	5	-	-	-	-
Other U.S. corporate	5.3	19	35.9	42	204.5	180
Foreign[1]	28.5	15	48.7	41	81.3	78
Residential mortgage-backed	8.6	18	2.4	1	291.8	128
Commercial mortgage-backed	16.2	6	17.7	11	220.8	29
Other asset-backed	37.0	26	21.6	10	18.3	14
Total	$ 98.7	90	$ 282.3	120	$ 816.7	429

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The following tables identify the noncredit impairments recognized in Accumulated other comprehensive income (loss) by type for the years ended December 31, 2010 and 2009.

	2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities
Commercial mortgage-backed	$ 14.9	2	$ -	-
Residential mortgage-backed	18.2	24	10.9	18
Other asset-backed	19.0	15	28.1	13
Total	$ 52.1	41	$ 39.0	31

[1] Primarily U.S. dollar denominated.

The fair value of fixed maturities with other-than-temporary impairments as of December 31, 2010, 2009, and 2008 was $2.0 billion, $3.0 billion, and $2.1 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for the years ended December 31, 2010 and 2009, for which a portion of the OTTI was recognized in Accumulated other comprehensive income (loss), and the corresponding changes in such amounts.

	2010	2009
Balance at January 1	$ 46.0	$ -
Implementation of OTTI guidance included in ASC Topic 320[1]	-	25.1
Additional credit impairments:		
On securities not previously impaired	12.0	13.6
On securities previously impaired	8.7	8.8
Reductions:		
Securities sold, matured, prepaid or paid down	(7.5)	(1.5)
Balance at December 31	$ 59.2	$ 46.0

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment inco me were as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Fixed maturities	$ 1,182.4	$ 1,125.7	$ 1,019.3
Equity securities, available-for-sale	15.3	15.4	(13.2)
Mortgage loans on real estate	104.0	113.4	116.1
Real estate	-	6.6	9.0
Policy loans	13.3	13.7	14.2
Short-term investments and cash equivalents	0.8	2.4	5.8
Other	68.0	4.7	(0.1)
Gross investment income	1,383.8	1,281.9	1,151.1
Less: investment expenses	41.5	39.8	80.1
Net investment income	$ 1,342.3	$ 1,242.1	$ 1,071.0

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of fixed maturities accounted for using the fair value option and derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Fixed maturities, available-for-sale, including net OTTI of $(144.5), $(347.1), and $(987.0) in 2010, 2009, and 2008, respectively	$ 38.7	$ (15.1)	$ (1,068.9)
Fixed maturities, at fair value using the fair value option	(39.2)	57.0	6.0
Equity securities, available-for-sale, including net OTTI of $0.0, $(19.5), and $(55.1) in 2010, 2009, and 2008, respectively	4.1	(2.9)	(81.0)
Derivatives	(36.6)	(267.6)	(105.0)
Other investments, including net OTTI of $(2.6), $(27.9), and $(10.4) in 2010, 2009, and 2008, respectively	4.9	(16.9)	(18.7)
Net realized capital losses	$ (28.1)	$ (245.5)	$ (1,267.6)
After-tax net realized capital gains (losses)	$ 1.5	$ (67.4)	$ (1,151.9)

C-43

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed matu rities and equity securities and th e related gross realized gains and losses were as follows for the periods ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Proceeds on sales	$ 5,312.9	$ 4,674.6	$ 8,426.5
Gross gains	213.6	228.5	120.0
Gross losses	27.8	87.4	234.4

3. Financial Instruments

The following tables present the Company's hierarchy for its assets and li abilities measured at fair value on a recurring basis as of December 31, 2010 and 2009.

	2010			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities including securities pledged:				
U.S. Treasuries	$ 646.1	$ 68.3	$ -	$ 714.4
U.S. government agencies and authorities	-	582.6	-	582.6
U.S. corporate, state and municipalities	-	7,362.3	11.2	7,373.5
Foreign	-	4,762.1	11.4	4,773.5
Residential mortgage-backed securities	-	2,102.9	252.5	2,355.4
Commercial mortgage-backed securities	-	1,029.6	-	1,029.6
Other asset-backed securities	-	341.1	247.7	588.8
Equity securities, available-for-sale	183.3	-	27.7	211.0
Derivatives:				
Interest rate contracts	3.5	223.3	-	226.8
Foreign exchange contracts	-	0.7	-	0.7
Credit contracts	-	6.7	-	6.7
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.8	-	-	1,128.8
Assets held in separate accounts	42,337.4	4,129.4	22.3	46,489.1
Total	$ 44,299.1	$ 20,609.0	$ 572.8	$ 65,480.9
Liabilities:				
Product guarantees	$ -	$ -	$ 3.0	$ 3.0
Fixed Indexed Annuities ("FIA")	-	-	5.6	5.6
Derivatives:				
Interest rate contracts	0.1	227.0	-	227.1
Foreign exchange contracts	-	38.5	-	38.5
Credit contracts	-	1.1	13.6	14.7
Total	$ 0.1	$ 266.6	$ 22.2	$ 288.9

[1] Level 3 net assets and liabilities accounted for 0. 8% of total net assets and liabilities mea sured at fair value on a recurring basis. Excluding separa te accounts assets for wh ich the polic yholder bears the risk, the Le vel 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 2.8%.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2009			
	Level 1	**Level 2**	**Level 3**[(1)]	**Total**
Assets:				
Fixed maturities including securities pledged:				
U.S. Treasuries	$ 1,861.9	$ -	$ -	$ 1,861.9
U.S. government agencies and authorities	-	673.6	-	673.6
U.S. corporate, state and municipalities	-	5,842.5	-	5,842.5
Foreign	-	3,358.3	-	3,358.3
Residential mortgage-backed securities	-	772.1	1,237.9	2,010.0
Commercial mortgage-backed securities	-	1,331.1	-	1,331.1
Other asset-backed securities	-	342.9	188.8	531.7
Equity securities, available-for-sale	148.1	-	39.8	187.9
Derivatives:				
Interest rate contracts	-	175.0	-	175.0
Credit contracts	-	0.2	-	0.2
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.0	1.8	-	1,129.8
Assets held in separate accounts	38,052.5	3,261.0	56.3	41,369.8
Total	$ 41,190.5	$ 15,758.5	$ 1,522.8	$ 58,471.8
Liabilities:				
Product guarantees	$ -	$ -	$ 6.0	$ 6.0
Derivatives:				
Interest rate contracts	-	234.9	-	234.9
Foreign exchange contracts	-	43.3	-	43.3
Credit contracts	-	5.2	48.3	53.5
Total	$ -	$ 283.4	$ 54.3	$ 337.7

[(1)] Level 3 net assets and liabilities accounted for 2.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 8.4%.

Transfers in and out of Level 1 and 2

Certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, include U. S. Treasury strips of $60.6 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities

As described below, certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. In addition, further disclosure of estimated fair values is included in this Financial Instruments footnote. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2010, except for the Company's use of commercial pricing services to value CMO-Bs which commenced in the first quarter of 2010. CMO-Bs were previously valued using an average of broker quotes when more than one broker quote is provided.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These

C-46

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

valuations, whether de rived internally or obtained from a third party, use crit ical as sumptions that are not widely available to estimate   market participant expec tations in valuing the asse t or liability. I n addition, the Company has determined,   for certain financial instruments,   an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the met   hodologies employed to obtain the fair   value of financial assets and liabilities classified as Level 3,   additional information is presented   below, with particular attention addressed to the reserves for   product guarantees due to the imp   act on the Company's results o   f operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

	December 31, 2010							
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in: Net income	OCI	Purchases, issuances, and settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
Fixed maturities, including securities pledged:								
U.S. corporate, state and municipalities	$ -	$ -	$ -	$ -	$ 11.2	$ -	$ 11.2	$ -
Foreign	-	0.1	0.6	2.7	8.0	-	11.4	-
Residential mortgage-backed securities	1,237.9	(23.6)	4.3	62.5	0.6	(1,029.2)	252.5	(26.3)
Other asset-backed securities	188.8	(59.4)	93.3	(20.2)	45.2	-	247.7	(59.3)
Total fixed maturities, including securities pledged	1,426.7	(82.9)	98.2	45.0	65.0	(1,029.2)	522.8	(85.6)
Equity securities, available for sale	39.8	(0.4)	0.6	13.8	-	(26.1)	27.7	-
Derivatives, net	(48.3)	0.3	-	34.4	-	-	(13.6)	1.8
Product guarantees	(6.0)	9.0 (1)	-	(6.0)	-	-	(3.0)	-
Fixed Indexed Annuities	-	0.3 (1)	-	(5.9)	-	-	(5.6)	-
Separate Accounts	56.3	5.8	-	(57.7)	17.9	-	22.3	1.0

(1) This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

C-48

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009.

	December 31, 2009							
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in: Net income	Total realized/unrealized gains (losses) included in: OCI	Purchases, issuances, and settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
Fixed maturities, including securities pledged:								
Residential mortgage-backed securities	$ 1,942.6	$ 36.9	$ 149.6	$ (408.7)	$ -	$ (482.5)	$ 1,237.9	$ (7.5)
Other asset-backed securities	225.3	(0.7)	(11.9)	(23.9)	-	-	188.8	(18.6)
Total fixed maturities, including securities pledged	2,167.9	36.2	137.7	(432.6)	-	(482.5)	1,426.7	(26.1)
Equity securities, available for sale	-	(11.0)	5.3	1.0	44.5	-	39.8	-
Derivatives, net	(65.8)	6.8	-	2.9	-	7.8	(48.3)	6.6
Product guarantees	(220.0)	219.4 [1]	-	(5.4)	-	-	(6.0)	-
Separate Accounts	141.4	3.1	-	(73.6)	11.1	(25.7)	56.3	0.8

(1) This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

C-49

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 dur ing the year ended December 31, 2010 in fixed maturities, including securities pledged, are pr imarily due to the Company's use of co mmercial pricing services to value CMO-Bs. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yiel ds, broker-dealer quotes, credit qualit y, issuer spreads, bids, offers and other reference data and have been classified as Level 2. The CMO-Bs had previously been value d by using the average of broker quotes when more than one broker quote is provided.

The r emaining tr ansfers in and out of Level 3 for fixed maturities, equity s ecurities and separate accounts during the year ended D ecember 31, 2010 are due to the variation in inputs relied upon fo r valuation each quarter. Securities that are primarily valued usi ng independent broker quotes when prices are not available from one of the co mmercial pricing services are refle cted as transfers into Leve l 3, as these securities are generally less liquid with very limited tra ding activity or w here l ess tr ansparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the s ecurities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The carrying values and estimated fair values of certain of the Compan y's financial instruments were as follows at December 31, 2010 and 2009.

	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 16,964.4	$ 16,964.4	$ 15,375.5	$ 15,375.5
Fixed maturities, at fair value using the fair value option	453.4	453.4	233.6	233.6
Equity securities, available-for-sale	211.0	211.0	187.9	187.9
Mortgage loans on real estate	1,842.8	1,894.8	1,874.5	1,792.8
Loan-Dutch State obligation	539.4	518.7	674.1	645.5
Policy loans	253.0	253.0	254.7	254.7
Limited partnerships/corporations	463.5	463.5	426.2	426.2
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.8	1,128.8	1,129.8	1,129.8
Derivatives	234.2	234.2	175.2	175.2
Notes receivable from affiliates	175.0	177.0	175.0	169.6
Assets held in separate accounts	46,489.1	46,489.1	41,369.8	41,369.8
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,313.2	1,311.5	1,359.0	1,450.4
Without a fixed maturity	16,902.6	16,971.6	16,441.2	17,688.4
Product guarantees	3.0	3.0	6.0	6.0
Fixed Indexed Annuities	5.6	5.6	-	-
Derivatives	280.3	280.3	331.7	331.7

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments which are not carried at fair value on the Consolidated Balance Sheets, and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows from the Dutch Strip Yield Curve.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for non-performance risk. A margin for nonfinancial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contractholder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Notes receivable from affiliates: Estimated fair value of the Compan y's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate.

Fair va lue e stimates ar e made a t a specific point in time, based on available market information and judgments about various fi nancial instruments, such as estimate s of timing and amounts of future cash flows. Such estimates do not reflect any premium or di scount that could result fr om offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many case s, the fair value estimates cannot be substantiated by comparis on to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In eval uating the Company's manage ment of interest rate, price, and liquidity risks, the fair values o f all assets and liabilitie s should be taken in to consideration, not only those presented above.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate ar e summarized as follows at December 31, 2010 and 2009.

	2010 Carrying Value	2009 Carrying Value
Total commercial mortgage loans	$ 1,844.1	$ 1,876.5
Collective valuation allowance	(1.3)	(2.0)
Total net commercial mortgage loans	$ 1,842.8	$ 1,874.5

As of December 31, 2010, all comm ercial mortgage loans are he ld-for-investment. The Company diversifies its commercial mortga ge loan portfolio by geographic re gion and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair va lue of the underlying real estate. All mortgage loans are evaluated by seasoned underw riters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. Lo an performance is continuously m onitored on a loan-specific basis through the review of borrower s ubmitted appraisals, ope rating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company has established a collective valuation allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. The changes in the valuation allowance were as follows for the years ended December 31, 2010 and 2009.

	2010 Carrying Value	2009 Carrying Value
Collective valuation allowance for losses, beginning of year[1]	$ 2.0	$ -
Addition to / (release of) allowance for losses	(0.7)	2.0
Collective valuation allowance for losses, end of year	$ 1.3	$ 2.0

[1] Allowance was not recorded prior to 2009.

As indicators of credit quality, the commercial mortgage loan portfolio is the recorded investment, excluding collective valuation allowances, by the indicated loan-to-value ratio and debt service coverage ratio, as reflected in the following tables at December 31, 2010 and 2009.

	2010[1]	2009[1]
Loan-to-Value Ratio:		
0% - 50%	$ 536.4	$ 569.0
50% - 60%	564.6	562.9
60% - 70%	610.1	593.6
70% - 80%	113.9	130.4
80% - 90%	19.1	20.6
Total Commercial Mortgage Loans	$ 1,844.1	$ 1,876.5

[1] Balances do not include allowance for mortgage loan credit losses.

	2010[1]	2009[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 1,270.0	$ 1,233.9
1.25x - 1.5x	182.1	229.6
1.0x - 1.25x	191.8	152.6
Less than 1.0x	137.4	195.4
Mortgages secured by loans on land or construction loans	62.8	65.0
Total Commercial Mortgage Loans	$ 1,844.1	$ 1,876.5

[1] Balances do not include allowance for mortgage loan credit losses.

The Company believes it has a high quality mortgage loan portfolio with 100% of commercial mortgages classified as performing. The Company defines delinquent commercial mortgage loans consistent with industry practice as 60 days past due. As of December 31, 2010, there were no commercial loans classified as delinquent. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until past due payments are brought current. At December 31, 2010, there were no commercial mortgage loans on nonaccrual status.

C-53

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

All commercial mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The carrying values and unpaid principal balances (prior to any charge-off) of impaired commercial mortgage loans were as follows for the years ended December 31, 2010 and 2009.

	2010 Carrying Value	2009 Carrying Value
Impaired loans without valuation allowances	$ 9.5	$ 26.8
Unpaid principle balance of impaired loans	$ 12.0	$ 34.9

Derivative Financial Instruments

See the Organization and Significant Accounting Policies footnote for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment. The Company enters into the following derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products against rising interest rates.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns , or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the cou nterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Forwards: Certain forwards are acquired to hedge the Company's CM O-B portfolio against movements in interest rates, particularly mortgage r ates. On the settlement date, the C ompany will either receive a payment (interest rate drops on owne d forwards or interest rate rise s on purchased forwards) or will be required to make a payment (interes t rate rises on owned forwards or interest rate drops on purchased forwards).

Futures: Futures contracts are us ed to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values woul d also result in lower fee income . A decrease in equity markets may also negatively impact the Company's investment in equity se curities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased pa yments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.

Swaptions: Swaptions are us ed to manage interest r ate risk in the Company' s collatera lized mortgage obligations portfolio. Swaptions are contracts that give the Company th e option to ente r into an interest rate swap at a specific future date.

Managed Custody Guarantees: The C ompany issu ed certain credit ed rate guarantees on externally managed variable bond funds that re present stand alone derivatives. The market value is partially determined by, among other things, leve ls of or changes in interest ra tes, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annui ty products, that contain em bedded derivatives whose ma rket value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2010 and 2009.

	2010			2009		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting [1]						
Interest rate contracts	7.2	$ 0.6	$ -	-	$ -	$ -
Foreign exchange contracts	7.2	-	0.1	-	-	-
Derivatives: Non-Qualifying for hedge accounting [1]						
Interest rate contracts	16,737.7	226.2	227.1	9,750.1	175.0	234.9
Foreign exchange contracts	233.0	0.7	38.4	199.5	-	43.3
Equity contracts	3.7	-	-	-	-	-
Credit contracts	641.4	6.7	14.7	243.9	0.2	53.5
Managed custody guarantees [2]	N/A	-	3.0	N/A	-	6.0
Embedded derivatives:						
Within retail annuity products [2]	N/A	-	5.6	N/A	-	-
Total		$ 234.2	$ 288.9		$ 175.2	$ 337.7

N/A - Not applicable.

[1] The fair values are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.

[2] The fair values are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.

Net realized gains (losses) on de rivatives were as follows for the years ended December 31, 2010 an d 2009.

	2010	2009
Derivatives: Non-Qualifying for hedge accounting [1]		
Interest rate contracts	$ (53.4)	$ (178.8)
Foreign exchange contracts	7.4	(23.3)
Equity contracts	0.5	(49.0)
Credit contracts	8.9	(16.5)
Managed custody guarantees [2]	4.1	34.0
Embedded derivatives:		
Within retail annuity products [2]	5.2	185.4
Total	$ (27.3)	$ (48.2)

[1] Changes in value are included in Net realized capital losses on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk fr om one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivative s Associations, Inc. ("ISDA") ag reements with each counterparty with which it conducts business and tracks the coll ateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvest ed in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of non cash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 201 0, the fair value of credit default swaps of $6.7 and $14.7 was included in Derivatives and Othe r liabilities, r espectively, on the Consolidated Balance Sheets. At December 31, 2009, the fair value of credit default swaps of $0.2 and $53.5 was included in Derivatives and Other liabilities, respectivel y, on the Consolidated Balance Sheets. As of December 31, 2010 and 2009, the maximum potential future exposure to th e Company on the sale of credit protection unde r credit default swaps was $625.6 and $84.4, respectively.

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Balance at January 1	$ 901.8	$ 865.5	$ 728.6
Deferrals of commissions and expenses	142.2	108.2	168.7
Amortization:			
Amortization	(77.0)	(39.3)	(112.5)
Interest accrued at 5.5% to 7%	64.6	58.0	50.6
Net amortization included in Consolidated Statements of Operations	(12.4)	18.7	(61.9)
Change in unrealized capital gains/losses on available-for-sale securities	(8.6)	(90.6)	30.1
Balance at December 31	$ 1,023.0	$ 901.8	$ 865.5

The estimated amount of DAC am ortization expense, net of interest, is $38.4, $57.8, $56.8, $55.5, and $55.3, for the years 2011, 2012, 2013, 2014, and 2015, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Balance at January 1	$ 991.5	$ 1,832.5	$ 1,253.2
Deferrals of commissions and expenses	23.6	40.4	33.3
Amortization:			
Amortization	(8.7)	(170.5)	(144.2)
Interest accrued at 5.5% to 7%	74.3	72.2	77.2
Net amortization included in Consolidated Statements of Operations	65.6	(98.3)	(67.0)
Change in unrealized capital gains/losses on available-for-sale securities	(364.3)	(783.1)	613.0
Balance at December 31	$ 716.4	$ 991.5	$ 1,832.5

The estimated amount of VOBA amortization expense, net of interest, is $50.0, $72.3, $69.5, $64.2, and $61.2, for the years 2011, 2012, 2013, 2014, and 2015, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

5.   **Capital Contributions, Dividends and Statutory Information**

ILIAC's ability to pay dividends to its parent is   subject to the prior approval of insurance regulatory authorities of the State of Conne cticut for payment of any divide nd, which, when combined with othe r dividends paid within the precedin g twelve months, excee ds the greater of (1)   ten percent (10.0%) o f ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During the year ended December 31, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent. During the years ended December 31, 2009 and 2008, ILIAC did not pay any dividends on its common stock to its Parent. On October 30, 2010, IFA paid a $60.0 dividend to ILIAC, its parent, which was eliminated in consolidation.

During the year ended December   31, 2010, ILIAC did not receive any capital   contributions from its Parent. On November 12, 2008, ING is sued to The State of the Netherlands (the "Dutch State") non-voting Tier 1 securities for a tota l consideration of EUR 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and i   ndirect insurance company subsidia   ries of ING Ame   rica Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was c   ontributed to the Company.   The contribution was comprised of the proceeds from the   investment by the Dutch State a nd the redistribution of currently existing capital within ING.   During 2008, ILIAC di d not receive any cash ca pital contributions from Lion.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

On February 18, 2011, ILIAC received a $150.0 capital contribution from its Pa rent as part of the redistribution of currently existing capital within ING US Insurance Operations.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting pr actices prescribed o r permitted by the Departme nt, which differ in ce rtain respects from accounti ng principles generally accepted in the United States. Statutory net income (loss) was $66.0, $271.6, and $(428.4), for the years ended December 31, 2010, 2009, and 2008, respectively. Statutory capital and surplus was $1.7 billion and $1.8 billion as of December 31, 2010 and 2009, respectively. As specifically prescribed by statutory accounting practices, stat utory surplus as of December 31, 2010 included the impact of the $150.0 capital contribution received by ILIAC from its Parent on February 18, 2011.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in high er reserves than those calcula ted under previous standards by $97.9. Where the application of AG43 produc es higher reserves than the Co mpany had otherwise established under previous standards, the Company may request permission from the Department to grade -in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG4 3 and as approved by the Department, wh ich allows the Company to r eflect the impact of adoption of $97.9 over a three year period. The impact of the grad e-in for the years ende d December 31, 2010 and 2009 was a $23.0 and $32.6, resp ectively, increase in reserves and a corresponding decrease in statutory surplus.

Effective December 31, 2009, the Comp any adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statem ent requires the Company to calcula te admitted defe rred tax assets based upon what is expected to re verse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recen tly filed statement. If the Company's risk-based capital ("RBC") levels, after reflecting the above limitation , exceeds 250% of the authorized control level, the statement incr eases the limitation on ad mitted def erred ta x asse ts f rom what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the stat ement include requiring the Company to reduce the gross deferred tax asset by a statutory va luation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of o r all of the gross deferred tax assets will not be r ealized. To temper this positive RBC impact, and as a temporary measure at December 31, 2009 only, a 5% pre -tax RBC char ge must be applied to the additional admitted deferred tax assets generated by SSAP 10R. The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011. The effects on the Company's statutory financial statements of adopting this change in accounting principle were increases to total assets and capital and surplus of $68.9 and $51.1 as of December 31, 2010 and 2009, respectively. This adoption had no impact on total liabilities or net income.

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2010, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.1 billion and $4.4, respectively. As of December 31, 2009, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.9 billion and $3.6, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2010 and 2009, was $6.1 billion and $6.9 billion, respectively.

7.   Income Taxes

Income taxes expense (benefit) consisted of the following for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Current tax expense (benefit):			
Federal	$ 73.2	$ 27.5	$ (121.8)
State	-	(0.9)	(18.1)
Total current tax expense (benefit)	73.2	26.6	(139.9)
Deferred tax expense:			
Federal	67.6	23.0	31.6
Total deferred tax expense	67.6	23.0	31.6
Total income tax expense (benefit)	$ 140.8	$ 49.6	$ (108.3)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Income (loss) before income taxes	$ 577.7	$ 403.5	$ (1,138.5)
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	202.2	141.2	(398.5)
Tax effect of:			
Dividend received deduction	(23.3)	(2.6)	(15.5)
IRS audit settlement	(26.8)	(0.1)	(10.1)
State audit settlement	-	(1.2)	(12.6)
State tax expense	0.6	0.1	1.3
Tax valuation allowance	(13.7)	(92.2)	333.0
Other	1.8	4.4	(5.9)
Income tax expense (benefit)	$ 140.8	$ 49.6	$ (108.3)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2010 and 2009, are presented below.

	2010	2009
Deferred tax assets:		
Insurance reserves	$ 187.1	$ 140.7
Investments	112.5	286.7
Postemployment benefits	83.7	73.5
Compensation	45.9	46.3
Other	22.1	9.5
Total gross assets before valuation allowance	451.3	556.7
Less: valuation allowance	(120.1)	(202.5)
Assets, net of valuation allowance	331.2	354.2
Deferred tax liabilities:		
Net unrealized gain	(71.9)	(55.3)
Value of business acquired	(410.5)	(379.2)
Deferred policy acquisition costs	(315.7)	(270.9)
Total gross liabilities	(798.1)	(705.4)
Net deferred income tax liability	$ (466.9)	$ (351.2)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. At December 31, 2010 and 2009, the Company had a tax valuation allowance of $109.0 and $197.5, respectively, related to capital losses. As of December 31, 2010 and 2009, the Company had full tax valuation allowances of $11.1

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and $5.0, respectively, related to foreign tax credits, the benefit of which is uncertain. The change in net unrealized capital gains (losses) includes an increase (decrease) in the tax valuation allowance of $(68.7), $(38.2), and $(6.4) for the years ended December 31, 2010, 2009, and 2008, respectively.

Tax Sharing Agreement

Under the intercompany tax sharing agreement, ILIAC has a payable to and a receivable from ING AIH of $49.3 and $23.9 for federal income taxes as of December 31, 2010 and 2009, respectively.

See Related Party Transactions footnote for more information.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods ended December 31, 2010 and 2009 are as follows:

	2010	2009
Balance at beginning of period	$ 12.8	$ 22.1
Additions for tax positions related to current year	-	0.9
Additions for tax positions related to prior years	36.2	3.5
Reductions for tax positions related to prior years	(25.8)	(13.3)
Reductions for settlements with taxing authorities	(0.2)	(0.4)
Balance at end of period	$ 23.0	$ 12.8

The Company had $0.0 and $24.8 of unrecognized tax benefits as of December 31, 2010 and 2009, respectively, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and income tax expense (benefit) on the Balance Sheet and the Statement of Operations, respectively. The Company had accrued interest of $0.0 and $3.3 as of December 31, 2010 and 2009, respectively. The decrease in accrued interest during the year ended December 31, 2010 is primarily related to the settlement of the 2004 through 2008 federal audits.

Tax Regulatory Matters

In September 2010, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2008. The provision for the year ended December 31, 2010 reflected non-recurring favorable adjustments, resulting from a

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

reduction in the tax liability that was no longer deemed necessary based on the results of the IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's positions.

The Company is currently under audit by the IRS and has agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2009 and 2010. It is anticipated that the IRS audit of the 2009 tax year will be finalized within the next twelve months. Upon finalization of the IRS examination, it is reasonably possible that the unrecognized tax benefits will decrease by up to $23.0.

8. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $27.2, $22.3, and $14.0 for the years ended December 31, 2010, 2009, and 2008, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.7, $8.9, and $10.3, for the years ended December 31, 2010, 2009, and 2008, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

C-64

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2010 and 2009.

	2010		2009	
Change in Projected Benefit Obligation:				
Projected benefit obligation, January 1	$	90.2	$	94.9
Interest cost		5.1		5.3
Benefits paid		(10.1)		(13.4)
Actuarial gain on obligation		11.6		3.4
Projected benefit obligation, December 31	$	96.8	$	90.2
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	-	$	-

Amounts recognized in the Consolidated Balance Sheets consist of:

	2010		2009	
Accrued benefit cost	$	(96.8)	$	(90.2)
Accumulated other comprehensive income		30.0		21.1
Net amount recognized	$	(66.8)	$	(69.1)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2010 and 2009 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2010	2009
Discount rate at end of period	5.50%	6.00%
Rate of compensation increase	3.00%	1.50%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 5.5% was the appropriate discount rate as of December 31, 2010, to calculate the Company's accrued benefit liability.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2010	2009	2008
Discount rate	6.00%	6.00%	6.50%
Rate of increase in compensation levels	3.00%	1.50%	4.20%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2010, 2009, and 2008, were as follows:

	2010	2009	2008
Interest cost	$ 5.1	$ 5.3	$ 5.2
Net actuarial loss recognized in the year	2.6	2.1	-
Unrecognized past service cost recognized in the year	0.1	0.1	-
The effect of any curtailment or settlement	-	0.1	0.5
Net periodic benefit cost	$ 7.8	$ 7.6	$ 5.7

Cash Flows

In 2011, the employer is expected to contribute $9.9 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2011 through 2015, and thereafter through 2020, are estimated to be $9.9, $9.1, $7.9, $6.8, $5.5, and $28.4, respectively.

Stock Option and Share Plans

Through 2010, ING sponsored the ING Group Long-Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Executive Board with options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company was allocated from ING compensation expense for the leo options and performance shares of $3.4, $3.7, and $4.1, for the years ended December 31, 2010, 2009, and 2008, respectively.

For leo, the Company recognized tax benefits of $0.7, $0.1, and $0.7, in 2010, 2009, and 2008, respectively.

Commencing in 2011, ING introduced a new long-term equity and deferred bonus plan, the Long-Term Sustainable Performance Plan ("LSPP"). The terms applicable to an award under the LSPP will be set out in a grant agreement which is signed by the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

participant when he or she accepts the award. The LSPP will provide employees of the Company who are selected by the ING Executive Board with performance shares and will also require deferral of discretionary incentive bonus awards in excess of EU 100,000. The performance shares awarded under the LSPP will be a contingent grant of ING ADR units and on settlement, the participant will have the right to either receive ING ADR units in kind or a cash amount equal to the closing price per ING share on the Euronent Amsterdam Stock Market on the settlement date times the number of vested ADR units, subject to achievement during the vesting period of performance targets based on return of equity and employee engagement. The excess bonus amount will be held in deferred ING ADR units or in a deferred cash account, or some combination thereof, depending on the total amount of the incentive bonus award, generally subject to vesting in three equal tranches over the three year period commencing on the date of incentive bonus payment. Unlike the leo plan, no options on ING shares in the form of ADRs will be granted under the LSPP. To vest in performance shares, deferred shares or deferred cash, an employee must generally be actively employed on the settlement date, although immediate full and partial vesting in the event of normal age or early retirement, death or disability, or termination due to redundancy or business divestiture will occur, similar to the vesting treatment in the leo plan.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.

- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2010, 2009, and 2008, were $11.9, $12.1, and $13.9, respectively.

9.   **Related Party Transactions**

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred in the amounts of $23.7, $35.9, and $58.4, respectively.

- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred in the amounts of $209.7, $140.2, and $175.3, respectively.

- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2010, 2009, and 2008, net expenses related to the agreement were incurred in the amount of $53.3, $26.3, and $19.6, respectively.

- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2010 and 2009, net expenses related to the agreement were incurred in the amount of $6.4 and $4.9, respectively. An immaterial amount was incurred for the year ended December 31, 2008.

- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the year ended December 31, 2010, revenue under the IIM intercompany agreement was $24.1.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2010, 2009, and 2008, commissions were collected in the amount of $220.0, $275.3, and $622.5. Such commissions are, in turn, paid to broker-dealers.

- Intercompany agreements with each of ING USA, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the year ended December 31, 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $204.5.

- Prior to January 1, 2010, DSL was a party to a service agreement with ING USA pursuant to which ING USA provided DSL with managerial and supervisory services in exchange for a fee. This service agreement was terminated as of January 1, 2010. For the years ended December 31, 2009 and 2008, expenses were incurred under this service agreement in the amount of $123.2 and $139.2, respectively.

- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred under this service agreement in the amount of $3.3, $1.2, and $1.2, respectively.

- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred in the amounts of $19.8, $12.5, and $14.9, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $246.1, $212.3, and $255.2, (excludes fees paid to ING Investment Management Co.) in 2010, 2009, and 2008, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee, net of sub advisory fees, which is based on a percentage of average daily net assets. For the years ended December 31, 2010, 2009, and 2008, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $314.3, $270.0, and $323.8, respectively. At December 31, 2010 and 2009, DSL had $25.1 and $25.3, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2010 and 2009, and $0.2 for the year ended December 31, 2008, and earned interest income of $0.9, $1.0 and $4.8, for the years ended December 31, 2010, 2009, and 2008, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. At of December 31, 2010 and 2009, the Company had an outstanding receivable of $304.1 and $287.2, respectively, with ING AIH under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2010, 2009, and 2008.

Property and Equipment Sale

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

Transfer of Registered Representatives

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA will operate exclusively as a wholesale broker-dealer.

10.   **Financing Agreements**

Revolving Note Facility

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ILIAC incurred no interest expense for the years ended December 31, 2010, 2009, and 2008. At December 31, 2010 and 2009, ILIAC had no amounts outstanding under the revolving note facility.

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

At both December 31, 2010 and 2009, the amount of the loan outstanding was $4.9 which was reflected in Notes payable on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions footnote.

11.   **Reinsurance**

At December 31, 2010, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2010, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.5 and $11.6 were maintained for this contract as of December 31, 2010 and 2009, respectively.

Reinsurance ceded in force for life mortality risks were $17.4 billion and $18.6 billion at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, net receivables were comprised of the following:

	2010	2009
Claims recoverable from reinsurers	$ 2,356.0	$ 2,431.0
Payable for reinsurance premiums	-	(0.7)
Reinsured amounts due to reinsurers	0.4	(0.7)
Other	(0.5)	0.3
Total	$ 2,355.9	$ 2,429.9

Premiums and Interest credited and other benefits to contract owners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Deposits ceded under reinsurance	$ 154.6	$ 162.4	$ 174.4
Premiums ceded under reinsurance	0.3	0.3	0.3
Reinsurance recoveries	390.4	339.8	309.0

12. Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases and paid substantially all expenses associated with its leased and subleased office properties. Any expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company. However, as of December 31, 2008, all of the Company's expenses for leased and subleased office properties will be paid for by an affiliate and allocated back to the Company, as all operating leases were terminated or consolidated by ING AIH during the fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2010, 2009, and 2008, rent expense for leases was $4.0, $5.1, and $6.1, respectively.

C-74

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2010, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $336.3, of which $144.0 was with related parties. At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $305.1, of which $218.5 was with related parties. During 2010 and 2009, $69.1 and $46.8, respectively, was funded to related parties under these commitments.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2010, the Company held $4.7, of cash collateral, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. As of December 31, 2009, the Company did not hold any cash collateral. In addition, as of December 31, 2010 and 2009, the Company delivered collateral of $93.8 and $130.3, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/ arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company. It is the practice of the Company and its affiliates to cooperate fully in these matters.

13. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2010, 2009, and 2008.

	2010	2009	2008
Net unrealized capital gains (losses):			
Fixed maturities	$ 930.5	$ 133.4	$ (1,315.5)
Equity securities, available-for-sale	24.3	12.8	(7.4)
Derivatives	0.5	-	-
DAC/VOBA adjustment on available-for-sale securities	(461.7)	(88.8)	650.9
Sales inducements adjustment on available-for-sale securities	(0.3)	0.2	2.4
Shadow premium deferral	(61.0)	-	-
Other investments	0.1	-	(0.3)
Unrealized capital gains (losses), before tax	432.4	57.6	(669.9)
Deferred income tax asset (liability)	(114.4)	(63.9)	205.8
Net unrealized capital gains (losses)	318.0	(6.3)	(464.1)
Pension and other post-employment benefits liability, net of tax	(13.5)	(8.7)	(18.0)
Accumulated other comprehensive income (loss)	$ 304.5	$ (15.0)	$ (482.1)

C-76

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, reported net of DAC, VOBA, and income tax, were as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Fixed maturities	$ 797.1	$ 1,448.9	$ (1,267.4)
Equity securities, available-for-sale	11.5	20.2	(13.7)
Derivatives	0.5	-	-
DAC/VOBA adjustment on available-for-sale securities	(372.9)	(739.7)	643.1
Sales inducements adjustment on available-for-sale securities	(0.5)	(2.2)	2.2
Shadow premium deferral	(61.0)	-	-
Other investments	0.1	0.3	0.4
Unrealized capital gains (losses), before tax	374.8	727.5	(635.4)
Deferred income tax asset (liability)	(119.2)	(230.7)	193.7
Net change in unrealized capital gains (losses)	$ 255.6	$ 496.8	$ (441.7)

Changes in unrealized capital gains on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Net unrealized capital holding gains arising during the period[1]	$ 284.8	$ 513.0	$ (1,192.0)
Less: reclassification adjustment for gains and other items included in Net income (loss)[2]	29.2	16.2	(750.3)
Net change in unrealized capital gains on securities	$ 255.6	$ 496.8	$ (441.7)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $417.6, $751.2, and $(1,714.8), for the years ended December 31, 2010, 2009, and 2008, respectively.
[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $42.8, $23.7, and $(1,079.4), for the years ended December 31, 2010, 2009, and 2008, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold during the period.

C-77

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2010		First		Second		Third		Fourth
Total revenue	$	520.6	$	542.4	$	549.5	$	613.5
Income before income taxes		104.9		78.4		127.2		267.2
Income tax expense (benefit)		14.0		34.7		(8.8)		100.9
Net income	$	90.9	$	43.7	$	136.0	$	166.3

2009		First		Second		Third		Fourth
Total revenue	$	588.9	$	261.1	$	518.5	$	502.2
Income before income taxes		36.3		7.4		217.4		142.4
Income tax expense (benefit)		(4.0)		(89.6)		72.8		70.4
Net income	$	40.3	$	97.0	$	144.6	$	72.0